Exhibit 99.102

La Arena Project, Peru

Technical Report (NI 43-101)

Prepared by Kirk Mining Consultants Pty Ltd on behalf of
Rio Alto Mining Limited

Effective Date: 30 September 2011

Kirk Mining Consultants Pty Ltd

DATE AND SIGNATURE PAGE

The “qualified persons” (within the meaning of NI 43-101) for the purposes of this report are as listed below. The effective date of this report is 30 September 2011.

[signed]

Enrique Garay	M Sc. P. Geo. (MAIG)
Vice President Geology
Rio Alto Mining Limited.

Signed on the Publication Date

[signed]

Ian Dreyer	B.App. Sc, MAusiMM (CP)
Principal Geologist
Andes Mining Services

Signed on the Publication Date

[signed]

Linton Kirk	B.E (Min), FAusIMM (CP)
Director and Principal Mining Engineer
Kirk Mining Consultants.

Signed on the Publication Date

[signed]

Chris Kaye	B E (Chem) FAusIMM
Principal Process Engineer
MQes

Signed on the Publication Date

La Arena Project, Peru
Technical Report – 30 September 2011

Kirk Mining Consultants Pty Ltd

Table of Contents

Date and Signature Page			i

1	Summary		1
	1.1	Introduction	1
	1.2	Property Description and Location	1
	1.3	Ownership	1
	1.4	Geology and Mineralisation	2
	1.5	Status of Exploration	3
	1.6	Operations	4
	1.7	Mineral Resource Estimate	5
	1.8	Mineral Reserve Estimate	6
	1.9	Conclusions and Recommendations	9

2	Introduction		12

	2.1	Issuer and Terms of Reference	12
	2.2	Sources of Information	12
	2.3	Site Visits	13
	2.4	Report Responsibilities	13
	2.5	Units of Measurements	14
	2.6	Abbreviations	14

3	Reliance on Other Experts		16

4	Property Description and Location		17

	4.1	Property Location	17
	4.2	Mineral Tenure and Status	17
	4.3	Environmental Liabilities	20
	4.4	Permitting	21
	4.5	Project Risks	31

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography		33

	5.1	Project Access	33
	5.2	Physiography and Climate	33
	5.3	Population Centres	33
	5.4	Surface Rights	34
	5.5	Local Infrastructure and Services	34

6	History		37

	6.1	Ownership History	37
	6.2	Exploration History by Previous Owners	37
	6.3	Previous Mineral Resources	38
	6.4	Previous Mineral Reserves	39

La Arena Project, Peru
Technical Report – 30 September 2011

Kirk Mining Consultants Pty Ltd

	6.5	Production	42

7	Geological Setting and Mineralization		44

	7.1	Regional Geology	44
	7.2	Project Geology	50
	7.3	Mineralization	56

8	Deposit Types		57

	8.1	Introduction	57
	8.2	Porphyry Copper Deposits	57
	8.3	Epithermal Gold Deposits	62

9	Exploration by Rio Alto		63

10	Drilling		66

	10.1	Introduction	66
	10.2	Drilling Procedures	67
	10.3	Drilling Orientation	67
	10.4	Surveying Procedures	67
	10.5	Sterilisation Drilling	68

11	Sample Preparation, Analyses and Security		69

	11.1	Sampling Method and Approach	69
	11.2	Sample Security	70
	11.3	Sample Preparation and Analysis	70

12	Data Verification		72

	12.1	Introduction	72
	12.2	Analytical Quality Control	72
	12.3	Comparative Testwork	76
	12.4	Bulk Densities	77
	12.5	Verification Sampling	77
	12.6	Drillhole Database	79
	12.7	Adequacy of Data	79

13	Mineral Processing and Metallurgical Testing		80

	13.1	Mineralogy	80
	13.2	Metallurgical Sampling and Testwork Programs	82
	13.3	Heap and Dump Leach Testwork Results	82
	13.4	Copper Sulphide Testwork	82

14	Mineral Resource Estimates		83

	14.1	Introduction	83
	14.2	Database	87
	14.3	Geological Modelling	88
	14.4	Sample Selection and Compositing	92

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Technical Report – 30 September 2011

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	14.5	Basic Statistics	94
	14.6	Variography	99
	14.7	Block Modelling	105
	14.8	Grade Estimation	107
	14.9	Model Validation	110
	14.10	Ancillary Fields	112
	14.11	Resource Classification	112
	14.12	Mineral Resource	116

15	Mineral Reserve Estimates		118

	15.1	Assumptions and Parameters Used	118
	15.2	Cut-off Grades	119
	15.3	Mineral Reserve Statement	119

16	Mining Methods		121

	16.1	Geotechnical	121
	16.2	Hydrogeology and Hydrology	121
	16.3	Mine Design	121
	16.4	Mining	122
	16.5	Mine Production Schedule	122
	16.6	Mining Equipment	122

17	Recovery Methods		123

	17.1	Dump Leach Operations	123
	17.2	Processing Flow Sheets	124
	17.3	Sulphide Plant Design	128
	17.4	Energy, Water and Process Materials	128

18	Project Infrastructure		129

	18.1	Roads	129
	18.2	Accommodation	129
	18.3	Offices, Workshops and Storage	131
	18.4	Laboratories	131
	18.5	Fuel and Lubrication	131
	18.6	Power Supply	131
	18.7	Water Supply	132
	18.8	Explosives	132
	18.9	Tailings Storage	133

19	Market Studies and Contracts		135

	19.1	Gold Supply and Demand	135
	19.2	Copper Supply and Demand	137
	19.3	Contracts	138

20	Environmental Studies, Permitting and Social or Community Impact		140

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Technical Report – 30 September 2011

Kirk Mining Consultants Pty Ltd

	20.1	Environmental	140
	20.2	Social	141
	20.3	Mine Closure	141

21	Capital and Operating Costs		142

	21.1	Capital Costs	142
	21.2	Operating Costs	143

22	Economic Analysis		148

	22.1	Assumptions	148
	22.2	Cash Flow Modelling	148
	22.3	Peruvian Mining Taxes and Royalty	148

23	Adjacent Properties		152

24	Other Relevant Data and Information		153

25	Interpretation and Conclusions		154

	25.1	Mineral Resources	154
	25.2	Mineral Reserves	154
	25.3	Mining Method	154
	25.4	Oxide Treatment – Metallurgy and Processing	154
	25.5	Sulphide Treatment – Metallurgy and Processing	155
	25.6	Project Infrastructure	155
	25.7	Capital and Operating Costs	156
	25.8	Overall	156

26	Recommendations		157

	26.1	Geology and Resources	157
	26.2	Mining	157
	26.3	Metallurgy and Processing	157
	26.4	Infrastructure	158
	26.5	Social	158
	26.6	Environmental	158
	26.7	Estimated Costs	159

27	References		160

28	Certificates		162

La Arena Project, Peru
Technical Report – 30 September 2011

Kirk Mining Consultants Pty Ltd

List of Tables

Table 1.7_1 – Mineral Resource – Oxide Total	6
Table 1.7_2 – Mineral Resource – Sulphide Total	6
Table 1.8_1 – Rio Alto Mineral Reserve 2010	8
Table 2.4_1 – Qualified Persons-Report Responsibilities	13
Table 2.6_1 – List of Abbreviations	15
Table 4.3_1 – Mining Environmental Liability	20
Table 6.3_.1 – Updated In-Pit Mineral Resource by Iamgold (August 31st 2007)	38
Table 6.3_2 – Coffey Mining Mineral Resource (July 31st 2010)	38
Table 6.4_1 – Iamgold Pit Optimisation Parameters 2006	39
Table 6.4_2 – Coffey Mining Pit Optimisation Parameters 2008	40
Table 6.4_3 – Iamgold Mineral Reserve 2006	41
Table 6.4_4 – Coffey Mining Mineral Reserve 2008	41
Table 6.4_5 – Coffey Mining Pit Optimisation Parameters 2010	42
Table 7.1_1 – Regional Geological Stratigraphic Column	44
Table 10.1_1 – Summary Drilling Statistics	66
Table 12.3_1 – Summary of Channel and Bulk Sampling Compared to Diamond Drilling	78
Table 14.4_1 – Composite Lengths – Oxide High Grade Domains	93
Table 14.4_2 –Composites – Sulphide Zone	94
Table 14.5_1 – Basic Statistics Summary	95
Table 14.6_1 – Semi-Variogram Models	103
Table 14.7_1 – Block Model Parameters	105
Table 14.7_2 – Block Model Attributes List	106
Table 14.8_1 – Search Neighbourhood Parameters Used for Resource Model Estimation	109
Table 14.10_1 – Bulk Densities Used In Resource Model	112
Table 14.11_1 – Confidence Levels of Key Criteria	113
Table 14.12_1 – Mineral Resource – Oxide Low Copper (<300 ppm Cu)	116
Table 14.12_1 – Mineral Resource – Oxide High Copper (300-1000 ppm Cu)	117
Table 14.12_3 – Mineral Resource – Oxide Total	117
Table 14.12_4 – Mineral Resource – Sulphide Total	117
Table 15.1_1 – Coffey Mining Pit Optimisation Parameters 2010	118
Table 15.3_1 – Rio Alto Mineral Reserve 2010	120

La Arena Project, Peru
Technical Report – 30 September 2011

Kirk Mining Consultants Pty Ltd

Table 17.1_1 – Total Ore Placed on Pad to September 30 2011	123
Table 17.1_4 – Gold Sold to September 30 2011	124
Table 17_5 – Major Reagent and Consumables Consumption September 30 2011	124
Table 21.1.1_1 – Gold Oxides Dump Leach Capital Costs to Date	142

List of Figures

Figure 4.1_1 – Project Location Map	18
Figure 4.2_1 – La Arena Project Mining Concessions	19
Figure 7.1_1 – Regional Geology of La Arena	45
Figure 7.1_2 – Regional Cross Section	48
Figure 7.1_3 – Regional Structures	49
Figure 7.2_1 – Local Stratigraphic Column for the Chimu Formation	51
Figure 7.2_2 – Local Geology Plan	52
Figure 7.2_3 – Cross Section - Pre-Mineral Hypabyssal Andesite	53
Figure 7.2_4 – Cross Section - Intra-Mineral Hypabyssal Andesite	54
Figure 7.2_5 – Cross Section - Post-Mineral Hypabyssal Andesite	54
Figure 7.2_6 – NE Trending Structures – Calaorco Open Pit 2010	56
Figure 8.2_1 – Pre-Mineral Porphyritic Andesite Sample	58
Figure 8.2_2 – Intra-Mineral Porphyritic Andesite Sample	58
Figure 8.2_3 – Andesite Dyke Sample	59
Figure 8.2_4 – Epithermal Gold Mineralization – Calaorco Open Pit	59
Figure 8.2_5 – Cross Section – Lithology and Gold Grade Contours	60
Figure 8.2_6 – Cross Section – Lithology and Copper Grade Contours	60
Figure 8.2_7 – Cross Section – Alteration and Gold Grade Contours	61
Figure 8.2_8 – Cross Section – Alteration and Copper Grade Contours	61
Figure 9.1_1 – Major Exploration Targets around the La Arena Project	64
Figure 9.1_2 – 2011 Exploration Targets - La Arena Project	65
Figure 11.3_1 – La Arena Core Sample Preparation and Analysis	71
Figure 12.2.3_1 – Oxide RC Field Duplicate Analysis - Au	74
Figure 12.2.3_2 – Oxide RC Low Grade Standard - Au	74
Figure 12.2.3_3 – Sulphide Medium Grade Standard - Cu	75

La Arena Project, Peru
Technical Report – 30 September 2011

Kirk Mining Consultants Pty Ltd

Figure 12.2.3_4 – Sulphide Medium Grade Standard - Au	75
Figure 12.2.3_5 – Sulphide Blanks - Cu	76
Figure 14.1_1 – Cross Section – Au Oxide Domains – 2011 Resource and Iamgold Models	84
Figure 14.1_2 – Cross Section (2) – Cu – 2011 Resource and Iamgold Models	85
Figure 14.1_3 – Cross Section (2) – Au – 2011 Resource and Iamgold Models	86
Figure 14.3_1 – View of Au Oxide Domains – Looking North West	89
Figure 14.3_2 – Cross Section – 9126850N – Cu – 2011 Resource and Iamgold Models	91
Figure 14.4_1 – Raw Samples and Composites – Oxide Zone	92
Figure 14.4_2 – Raw Samples and Composites – Sulphide Zone	93
Figure 14.5_1 – Composites – Au in High Grade Domains (Oxide)	96
Figure 14.5_2 – Composites – Au in Intrusive Domain (Sulphide)	97
Figure 14.5_3 – Composites – Cu in Intrusive Domain (Sulphide)	98
Figure 14.6_1 – Directional Variogram – High Grade Oxide Au – ZONECODE 1	100
Figure 14.6_2 – Directional Variogram – High Grade Oxide Cu – ZONECODE 1	100
Figure 14.6_3 – Directional Variogram Fan – Sulphide Intrusive Domain – Au	101
Figure 14.6_4 – Directional Variogram – Sulphide Intrusive Domain – Au	101
Figure 14.6_5 – Directional Variogram Fan – Sulphide Intrusive Domain – Cu	102
Figure 14.6_6 – Directional Variogram – Sulphide Intrusive Domain – Cu	102
Figure 14.9_1 – Cross Section 9126185N Au Oxide Resource Model with Drillholes	111
Figure 14.9_2 – Cross Section – 9126750N – Resource Model (Cu) with Drillholes	111
Figure 14.9_3 – Cross Section – 9126750N – Resource Model (Au) with Drillholes	112
Figure 14.11_1 – Cross Section – 9126750N –Resource Codes	114
Figure 14.11_2 – Long Section – 816140E (+/- 100m) looking East with Resource Codes and Drillholes	115
Figure 17.2.1_1 – Dump Leach Flowsheet	126
Figure 17.2.2_1 – Copper Sulphide Circuit Flowsheet	127
Figure 18_1 – La Arena Project Site Layout	130
Figure 18.9_1 – TSF Layout after 15 Years	134
Figure 19.1_1 – Gold Price Last Five Years	137
Figure 19.2_1 – Copper Price Last Five Years	138
Figure 21.2.1_1 – Gold Oxides Dump Leach Operating Costs by Function / t Ore Mined	143
Figure 21.2.1_2 – Gold Oxides Dump Leach Operating Costs by Inputs	144
Figure 22.3_1 – Net Income and Government Tax Relationship	151

La Arena Project, Peru
Technical Report – 30 September 2011

Kirk Mining Consultants Pty Ltd

1	SUMMARY

1.1	Introduction

The Qualified Persons have been commissioned by Rio Alto Mining Limited (Rio Alto), a reporting issuer in the Provinces of Alberta and British Columbia whose common shares are listed for trading on the TSX Venture Exchange, to prepare an Independent Technical Report (Report) of the La Arena gold-copper project (La Arena Project) in Peru.

In particular this report is an update on new Mineral Resources and the construction and pre-production results of the gold oxide dump leach project.

Mineral Reserves have not yet been updated at this time hence some parts of the Technical Report dated July 31 2010 on the La Arena Project remains current. This Report does include a summary of the still current parts of the July 31 2010 Technical Report and includes references to that report where further details may be sourced.

1.2	Property Description and Location

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

1.3	Ownership

The La Arena copper and gold deposit was discovered in December 1994 and in January 1995 Cambior initially staked a 1,800 hectares claim group. Since 1994, Cambior and later Iamgold, staked additional claims to a total of 20,673 hectares.

Cambior was acquired by Iamgold in November 2006 and Iamgold decided to sell La Arena. To effect the sale 44 mining concessions totalling 20,673 hectares were transferred by Iamgold to a new Peruvian company, La Arena S.A. and these concessions are fully owned and registered to La Arena S.A.

In addition to the La Arena Project, the property includes several prospects, i.e. Cerro Colorado, El Alizar porphyry, Agua Blanca epithermal and porphyry, Pena Colorado and La Florida.

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Rio Alto obtained the right to acquire La Arena S.A. pursuant to the terms of an Option and Earn-in Right Purchase Agreement dated June 15, 2009 among Iamgold Quebec Management Inc., a wholly-owned subsidiary of Iamgold, La Arena S.A. and Rio Alto.

On February 9 2011 Rio Alto exercised its option and acquired 100% of La Arena Project upon payment of the exercise price of US$49 million cash.

1.4	Geology and Mineralisation

The La Arena (Au, and Cu-Au) project is located in a prolific metallogenic province that contains many precious and polymetalic mines and projects such as; Lagunas Norte (Au-Ag), Santa Rosa (Au), La Virgen (Au), Quiruvilca (Ag-Base Metals), Tres Cruces (Au), Shahuindo (Au-Ag) and Igor (Au-Cu).

The oldest rocks in the area are of sedimentary origin from the Upper Jurassic, and Lower to Middle Cretaceous age. In the Upper Cretaceous these sedimentary rocks were folded and faulted during the beginning of the Andean uplift. In the lower Tertiary were deposited the Calipuy volcanism. Subsequent to this, during the Miocene age (Middle to Upper Tertiary), stocks and domes were emplaced which are responsible for the mineralization in the region.

The La Arena project contains two kinds of mineral deposits, which are spatially and genetically related. The Au mineralization is an Epithermal High Sulfidation type that is hosted in oxidized brecciated sandstone (Chimu Formation); and the Cu-Au-(Mo) mineralization is a Porphyry type, which is hosted in a multi-stage porphyry intrusion.

The style of gold mineralization at Calaorco and Ethel zones is epithermal and disseminated. The mineralization has strong lithological and structural controls. The Au mineralization is hosted in the matrix of the oxidized brecciated sandstone, along the contact between the intrusive and the brecciated sandstone, and in hydrothermal breccias controlled by NE trending structures. The hydrothermal alteration is zoned; silica-alunite in the core, silica-dickite in the outer zone, argillic alteration in the periphery, and at depth pyrophylite-diaspore. The mineral assemblage of the hydrothermal alteration is typical from a High Sulfidation system. The mineralisation is oxidized at up to 250 m depth, then it changes to sulphide assemblage with enargite, digenite, and pyrite. In general, at the oxide zone and at the sulphide zone there is both free gold and very fine gold. The gold varies in particle size from 20 to 30 microns. The footprint of the gold mineralization covers an area of 633,000 m2 and extends to 300 m depth.

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The La Arena Porphyry Cu-Au-(Mo) outcrops to the east from Calaorco and Ethel zones. The style of mineralization is typically porphyritic. There are at least three stages of intrusion. The intrusive rocks are andesitic, they are differentiated only by its texture. The early intrusion (HA) is hosting most of the porphyry mineralization; the intra-mineral intrusion (HAI) is probably associated with the Cu-Au-(Mo) mineralization, and at the end, the intrusion of barren Andesitic Dykes. The sericitic alteration (muscovite-quartz-pyrite) is pervasive and has different intensities within the HA and HAI rocks. At depth (below 700 m) occurs potasic alteration (secondary biotite-magnetite-chlorite,K-feldspar). This alteration is overprinted by the sericitic alteration. The propilitic alteration occurs only in the barren Andesitic Dykes.

Mineral zoning from surface downwards is typically no more than 40-50 m for the zone of secondary enrichment (chalcocite + covellite +/- copper oxides) and 10-40 m for the mixed zone (chalcocite + chalcopyrite +/- covellite). The primary zone (chalcopyrite +/- bornite +/- molybdenum), which predominates at La Arena, is normally located more than 100 m below the natural surface. The stockwork, which facilitated the alteration, contains pyrite, chalcopyrite, smaller amounts of bornite, and some molybdenite in the primary mineralization zone, and covellite and chalcocite in the secondary mineralization zone.

Microscopic native gold has been observed (in the 50-70 micron range, Williams, 1996-b). The extension of the porphyry mineralized body is 2.2 km long, 1.1 km wide and over 1000 m deep.

1.5	Status of Exploration

At the La Arena Project, the property includes several prospects. These are Cerro Colorado, El Alizar Porphyry, Agua Blanca epithermal and porphyry deposits, Pena Colorado and La Florida.

During 2010 and 2011 Rio Alto carried out the following exploration works:

  Detailed geological mapping at La Arena and surrounding areas (3,000 hectares at 1:2,000), and regional geological mapping (23,000 hectares at 1:25,000 scale). The San Andres and Astrid deposits were discovered during this program.

  The San Andres Project is located to the east and adjacent to the leach pad. This mineralized zone was discovered by surface mapping and sampling. The gold mineralization is hosted in a highly-oxidized sandstone breccia zone, and 3,050 m of reverse circulation drilling (RC) from 15 platforms provided an inferred Mineral Resource of 10.7 Mt @ 0.21 g/t Au (73,600 oz), which is not included in the current La Arena project resource update.

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  The Astrid Project is located 1.0 km NW of the Calaorco Open Pit. Work to date includes detailed geological mapping (1:1,000 scale), 840 rock samples, 14 km of induced polarisation (IP) and ground-magnetic geophysical lines, and 3,856 m of RC drilling in 16 holes. Gold mineralization is close to surface, hosted in an oxidized sandstone breccia near its contact with an intrusive stock.
  The gold mineralization is similar to that in the Calaorco deposit and exploration is ongoing.

  The Calaorco and Ethel Projects were intensively explored by Cambior and Iamgold. Rio Alto carried out two drilling campaigns. The first drilling program undertaken at the end of 2010 involved 8,938 m of RC drilling at 194 locations. The second program, completed during the first semester of 2011, involved 13,674 m of RC drilling in a total of 50 holes. The updated resource of this Au/FeOx mineralization in this Report includes the data from these two drilling programs.

  The 2011/2012 drilling program still in progress is planned for 32,000 m of diamond core drilling (DC) and 34,000 m of RC drilling. The 2011 resource estimation update utilised some new data from this program, consisting of 3,879 m of DC holes from 5 locations and 21,904 m of RC holes from 67 locations. The average hole length from surface was 775 m and 350 m for DC and RC drilling respectively. It is important to mention that the mineralization in the deep drilling holes is open at depth. The reported sulphide resource is based on initial results from this drilling program and the historical data.

1.6	Operations

Operations on site are currently focused on the Gold Oxide Project. Ore is being mined from 2 open pits, Calaorco and Ethel, and being truck dumped in 8 m lifts onto the dump leach pad. The open pits are mined by conventional drill and blast, load and haul methods. Pit benches are 6 m high and loading is with 170 t face shovels.

Cyanide leach solution is sprayed onto each cell for a nominal period of 60 days. The pregnant solution flows on the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the adsorption, desorption and refining (ADR) plant located approximately 300 m north of the leach pad.

The plant currently has the capacity to treat 24,000 tpd of ore. The process includes absorption onto carbon pellets and desorption in high caustic high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electro winning cells where a cathode is used to produce a fine-grained precipitate.

The precipitate is filtered and dried at approximately 420oC that also evaporates the mercury. This dried precipitate is then smelted to produce doré bars of approximately 80% Au.

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An accommodation camp and offices have been built and workshops and warehouse are all being built to support the gold operations. This infrastructure also supports the ongoing exploration program and the company´s community relation’s team which is working closely with all of the stakeholders in the area.

1.7	Mineral Resource Estimate

The updated Mineral Resource for La Arena is a complete re-estimate of both oxide and sulphide domains. There has been substantial additional RC (21,904 m) and to a lesser extent DC (3,879 m) drilling completed since the last estimate.

Both domains have been re-interpreted based on updated geological information and new assay data. The oxide domain has been extended at depth based upon new information. The Au grade interpretation has been more constrained than the previous estimate, by utilising a 0.1 g/t Au cut-off as this better reflects the observed open pit data and geology.

The sulphide domain interpretation has been bulked up based upon new drill and geological data and a review of the old data. The previous highly complicated sulphide domains have been simplified into intrusive and sandstone domains. There have been no Au or Cu grade boundaries interpreted in the sulphide domain. This is likely to create a more reliable estimate than the past, as grade imposed interpretations in the sulphide environment are risky, without some reliable geological input.

This estimate has included a new category of material termed ‘high copper oxide’. This material was excluded from the previous resource estimate. This is oxidised material that is between 300 and 1,000 ppm Cu. There is a substantial amount of this material (15.4 Mt) and preliminary testwork has provided encouraging results. The author has experience with this style of mineralisation and leach pads and considers this material can be profitably mined and processed. Nearby operations mine and process this style of material.

The estimate has been made more robust by increasing the composite size (to 6 m) to match the mining bench height and by increasing the parent cell size to reflect the current selective mining unit (SMU).

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Table 1.7_1 Mineral Resource – Oxide Total (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘ooo Oz)	Cu (‘000 lbs)
Measured	10.3	0.67	0.01	0.6	8.3	221	NA
Indicated	90.4	0.43	0.02	0.5	11.7	1,263	NA
Measured and Indicated	100.7	0.46	0.02	0.5	11.4	1,484	NA
Inferred	10.4	0.27	0.01	0.5	13.1	90	NA

Table 1.7_2 Mineral Resource – Sulphide Total (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	CuEq (%)	Ag(ppm)	Mo(ppm)	Au (‘ooo Oz)	Cu (‘000 lbs)
Indicated	312.7	0.24	0.29	0.48	0.7	42.9	2,422	2,007,000
Inferred	319.7	0.20	0.30	0.46	0.6	46.1	2,075	2,134,000

1.8	Mineral Reserve Estimate

There has not yet been an update of Mineral Reserve estimates since the July 31, 2010 Technical Report. Due to the update to the Mineral Resources contained in this report, as the gold oxide dump leach project moves into commercial production and with a Feasibility Study of the copper-gold sulphide project having recently commenced, the Mineral Reserves will be updated in due course.

The 2010 mineral reserves have been estimated using the following cut-off grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.11 Au g/t.

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.13% Cu.

The Probable Mineral Reserve, based on the previous Indicated Resource only, is summarized in Table 1.8_1.

The estimation and classification of the mineral reserves by Coffey Mining are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

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The reserve classification is also consistent with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of December 2005 (the Instrument) and the classifications adopted by CIM Council in November 2004. The reporting of reserve classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical.

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Table 1.8_1
Rio Alto Mineral Reserve
(31 July 2010)
Ore Type	Oxide Ore			Secondary Ore			Primary Ore			All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
Gold Oxide Pit Design
Sediments	57.4	0.44								57.4	0.44	821,000
Sulphide Pit Shell (excluding Oxide Pit)
Sediments	2.0	0.57	0.11	0.1	0.34	0.32	0.1	0.81	0.60	2.1	0.58	39,000	0.14	7,000
Porphyry	13.1	0.30	0.20	13.2	0.36	0.52	160.1	0.28	0.38	185.2	0.29	1,709,000	0.38	1,567,000
Total Shell	15.1	0.34	0.19	13.3	0.36	0.52	160.2	0.28	0.38	187.3	0.29	1,748,000	0.38	1,574,000

*Rounded numbers may not sum exactly.

Note: Only a small amount of silver is contained in the oxide mineral reserve and is not reported as it is not material.

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1.9	Conclusions and Recommendations

1.9.1	Geology and Mineral Resources

  The change in interpretation and modelling for the Oxide Gold Resource from a strict lithological based approach to a 0.1 g/t Au grade-based approach now more adequately reflects the observed features in the open pit mine, and generates a more realistic and reliable mineral resource estimate.

  The more bulked approach to the grade estimation within the sulphide domain is more representative of likely mining methods, rather than the grade boundaries interpreted on assay data in the previous model.

  Variography and recent drilling suggests that the Resource Classification is reasonable.

  The increase in the Oxide Gold Resource is due to the discovery of deeper and more lateral zones of oxidation and the utilisation of a 0.1 g/t grade cut-off in interpretation, thus elevating Au grades. It is also due to including high-copper material that was not included in the previous Resource.

  The increase in sulphide copper Resource is due to additional and deeper drilling and the bulked approach to interpretation and estimation.

  Recommendations have been made on further geological data analysis and modelling.

  Recommendations have been made on additional drilling within and around the current Mineral Resources.

1.9.2	Mining and Mineral Reserves

  Due to the increase in the Mineral Resources contained in this Report there will be a material increase in Mineral Reserves once further technical and financial analysis work and completion of the sulphide project Feasibility Study has been completed.

  The Oxide Project mining method is as planned and is generally satisfactory. Further work on optimisation of blasting and pit slope data collection and analysis is required and has commenced.

  The Sulphide Project mining method will be fully reviewed as part of the ongoing Feasibility Study.

1.9.3	Oxide Treatment – Metallurgy and Processing

The processing of oxide material commenced in April 2011. Commissioning and ramp up were continuing up to the end of September 2011. Metallurgical test work established the expected metallurgical recovery of gold from the treatment of oxide material via dump leaching to be approximately 80%. Operating data up to the end of September 2011 suggests the target metallurgical recovery is being approached. As operating history is expanded and plant stability is improved, metallurgical reporting will stabilize along with confidence in metallurgical accounting. Up to the end of

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September 2011 a total of 33,091 oz of gold had been placed on the heap for leaching and a total of 19,369 oz of gold had been poured.

As the project continues it is recommended that:

  Metallurgical recoveries are monitored and tracked against those established for the plant design criteria.

  Upon completion of the onsite metallurgical laboratory, samples reflective of the mine plan are collected and tested to aid in metallurgical characterization and optimization.

  Reagent consumption is monitored and optimized in parallel with results from metallurgical testing.

1.9.4	Sulphide Treatment – Metallurgy and Processing

A flowsheet for treating sulphide material has been developed to a PFS level of design. Additional metallurgical test work and engineering development is planned to further develop the flowsheet to a feasibility study level. It is recommended the additional metallurgical test work focuses on:

  Optimizing primary grind.

  Establishing crushing and grinding criteria.

  Optimizing flotation conditions; residence times, reagent scheme, reagent doses.

  Establish regrind criteria.

  Establish settling criteria.

  Establish filtration criteria.

  Establish criteria for sizing major equipment.

  Establish criteria for optimizing operating cost estimates.

  Analysing concentrates for minor elements to establish marketability criteria.

Samples have been identified for the above program. The samples have been chosen so as to expand the current geo-metallurgical understanding of the sulphide treatment. To this end sample selection has considered grade variability, spatial distribution and lithology.

1.9.5	Project Infrastructure

  Road access to the La Arena Project is very good and is being further improved.

  Significant infrastructure for the Oxide Gold Leach Project has been established.

  Connecting to a new high tension 220 kVA power line near the La Arena Project will be a major future benefit for both the Gold Oxide and Sulphide Projects.
  Work on this connection should be expedited.

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  Water supply with a capacity of 5 l/s is established and consultants are studying water supply options for the Sulphide Project. Significant water will also be recovered and re-used from the sulphide plant tailings thickener and the TSF.

  A new and more suitable site for the TSF has been identified and evaluated to PFS level and will be considered in a lot more detail as part of the Sulphide Project feasibility study.

1.9.6	Capital and Operating Costs

  Capital costs incurred to date for the Gold Oxide Project are overall in line with feasibility study estimates.

  No further material work, except for the TSF, has been done on the Sulphide Project capital costs since the July 31, 2010 Technical Report. The Sulphide Project feasibility study will completely update all costs.

  Data from November and December operating cost reports shows that operating costs are somewhat higher than predicted. The largest operating cost is for mining and for processing energy costs and reagent costs are the most significant, as expected.

  Opportunities to reduce costs including concluding a long term diesel contract and obtaining power supply from the national grid.

1.9.7	Overall

From the work completed to date on the La Arena Project the gold oxide dump leach project is deemed by the Qualified Persons to be at pre-production level and the sulphides project is at pre-feasibility level, as defined by NI43-101, and is reasonably robust technically, socially and environmentally and is expected to make a reasonable return on expected funds to be expended.

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2	INTRODUCTION

2.1	Issuer and Terms of Reference

The listed Qualified Persons have been commissioned by Rio Alto Mining Limited (Rio Alto), a reporting issuer in the Provinces of Alberta and British Columbia whose common shares are listed for trading on the TSX Venture Exchange, to prepare an independent Technical Report (Report) that would provide a summary of the La Arena gold-copper project (La Arena Project) in Peru and in particular the latest Mineral Resources.

This Report is to comply with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

The Report is also consistent with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Furthermore, this Report has been prepared in accordance with the ‘Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Experts Reports (the “VALMIN Code”) as adopted by the Australasian Institute of Mining and Metallurgy (“AusIMM”). The satisfaction of requirements under both the JORC and VALMIN Codes is binding on the authors as Members of the AusIMM.

No author of this report has any material interest in Rio Alto or related entities or interests. Apart from Mr Enrique Garay, Vice President, Geology of Rio Alto, the relationship with Rio Alto is solely one of professional association between client and independent consultants. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

2.2	Sources of Information

In addition to site visits undertaken to the La Arena Project the authors of this report have relied on information provided by Iamgold, discussions with Rio Alto, and a number of studies completed by other internationally recognized independent consulting and engineering groups. A full listing of the principal sources of information is included in Section 27 of this report.

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At the Effective Date the gold oxide project was in pre-production and commissioning production data to date supplements previous study and design work completed by Heap Leaching Consulting S.A.C., Ausenco Vector S.A.C., Minera Ingeniera y Construccion S.A.C. and B&G Engineering S.A.C. in particular.

For the sulphide project the primary Iamgold study relied upon, including the supporting data and information, was the La Arena Project Pre-feasibility Study (November 2006). Since the previous Technical Report dated 31 July 2010 Rio Alto and others have completed some further evaluations on the sulphide project as are described later in this Report.

The authors have made all reasonable enquiries to establish the completeness and authenticity of the information provided and identified, and a final draft of this report was provided to Rio Alto along with a written request to identify any material errors or omissions prior to final submission.

2.3	Site Visits

Mr Linton Kirk completed site visits to La Arena on the 19 - 21 August 2011, with Coffey Mining Senior Metallurgist Christopher Witt, on 15 and 16 April 2010, and originally on 5 and 6 November 2007. Mr Ian Dreyer completed a site visit on 2 - 5 August 2011. Mr Christopher Kaye visited the site on 16 – 18 November 2011. Mr Enrique Garay has visited the site numerous times since November 2010. During these visits the authors reviewed the data collection procedures and geology, mining, processing, environmental and waste disposal aspects of the project.

2.4	Report Responsibilities

Specific sections of the report that the Qualified Persons are responsible for are provided in Table 2.4_1 and are repeated in the attached Qualified Persons certificates.

Table 2.4_1 Qualified Persons-Report Responsibilities
Who		Section
Enrique Garay	(Rio Alto Mining Limited)	7, 8, 9, 10, 23
Ian Dreyer	(Andes Mining Services)	11, 12, 14
Linton Kirk	(Kirk Mining Consultants)	4, 5, 15, 16, 18, 19, 20, 22, 24
Chris Kaye	(MQes)	13, 17
Combined		1, 2, 3, 6, 21, 25, 26

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2.5	Units of Measurements

All monetary dollars expressed in this report are in United States dollars (“US$”). Quantities are generally stated in SI units, including metric tons (tonnes (t), kilograms (kg) or grams (g) for weight; kilometres (km), metres (m), centimetres (cm) and millimetres (mm) for distance; square kilometres (km²) or hectares (ha) for area; and grams per tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Precious metal grades may also be expressed in parts per billion (ppb), and quantities may be reported in troy ounces.

Copper and molybdenum are also expressed as a percentage of metal contained by weight or in pounds (lbs) and some other measurements have also been included in both imperial and metric terms where this may assist the reader.

2.6	Abbreviations

A full listing of abbreviations used in this report is provided in Table 2.6_1 below.

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Table 2.6_1
List of Abbreviations
	Description		Description
$	United States of America dollars	kWhr/t	kilowatt hours per tonne
“	inches	l/hr/m²	litres per hour per square metre
µ	microns	lb	pound (weight)
3D	three dimensional	M	million
AAS	atomic absorption spectrometry	m	metres
ADR	adsorption, desorption and refining	Ma	million years
Ag	silver	MIK	Multiple Indicator Kriging
Al	aluminium	mm	millimetres
ARD	acid rock drainage	Mo	molybdenum
As	Arsenic	Moz	million ounces
Au	Gold	Mtpa	million tonnes per annum
AusIMM	Australasian Institute of Mining and Metallurgy	MW	megawatt
Ba	Barium	N (Y)	northing
Bi	Bismuth	NaCN	sodium cyanide
bcm	bank cubic metres	NI	National Instrument (of Canadian securities regulators)
Be	Beryllium	NPV	net present value
Ca	Calcium	NQ2	47.6mm inside diameter diamond drill rod/bit/core
CaO	calcium oxide	NSR	net smelter return
CIM	Canadian Institute of Mining, Metallurgy and Petroleum	ºC	degrees centigrade
cm	Centimetre	OK	Ordinary Kriging
Co	Cobalt	oz	troy ounce
Cu	Copper	P80	80% passing
DC	Diamond core drillhole	P90 -75µ	90% passing 75 microns
DMT	dry metric ton	PAF	potentially acid forming
DTM	digital terrain model	PFS	Pre-feasibility study
E (X)	Easting	Pb	Lead
EIA	environmental impact assessment	ppb	parts per billion
EPCM	engineering, procurement and construction management	ppm	parts per million
equ	Equivalent	QAQC	quality assurance quality control
Fe	Iron	QC	quality control
FEL	front end loader	RC	reverse circulation (drilling)
g	Gram	rc	refining charge
G&A	general and administration	RL (Z)	reduced level
g/t	grams per tonne	ROM	run of mine
GDP	gross domestic product	RQD	rock quality designation
ha	Hectare	S	Sulphur
HDPE	high density poly ethylene	SAG	semi autogenous grinding
Hg	Mercury	SD	standard deviation
hp	horse power	SG	Specific gravity
HQ2	63.5mm inside diameter diamond drill rod/bit/core	SMU	Selective mining unit
hr	Hours	t	tonnes
IP	Induced polarisation	t/m³	tonnes per cubic metre
IRR	internal rate of return	TC	treatment charge (smelting)
ISO	International Standards Organisation	tpa	tonnes per annum
JORC	Joint Ore Reserves Committee (of the AusIMM)	tpd	tonnes per day
k	thousand	TSF	tailings storage facility
kg	kilogram	TSX	Toronto Stock Exchange
kg/t	kilogram per tonne	UTM	Universal Transverse Mercator (coordinate system)
km	kilometres	VAT	Value Added Tax
km²	square kilometres	WMT	wet metric ton
kPa	kilopascal	Zn	Zinc
kW	kilowatt

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3	RELIANCE ON OTHER EXPERTS

The authors of this report are not qualified to provide comment on legal issues, including status of tenure, and taxation associated with the La Arena property referred to in this report. Assessment of these aspects has relied heavily on information provided by Rio Alto’s advisors which has not been independently verified by the authors, and this report has been prepared on the understanding that the properties are, or will be, lawfully accessible for evaluation, development, mining and processing.

The authors have relied on Rio Alto’s lawyers Gallo Barrios Pickmann Abogados, of Lima Peru for their opinion on the title for the La Arena mineral concessions and the authors have received a letter from Gallo Barrios Pickmann Abogados supporting Rio Alto’s claims.

The authors have also relied on La Arena SA’s Environmental Impact Study. approved on July 20, 2010 by the General Bureau of Environmental Affairs of the Ministry of Energy and Mines, for the design of a 24,000 tpd of run-of-mine (ROM) ore to leach pad gold oxide dump leach mine, on social and environmental opinions provided by Tecnología XXI S.A. contained in the Environmental Impact Study for the gold oxide Project of February 2010, and on social and environmental opinions provided by Mr Max Schwarz contained in his report “Revised Preliminary Social & Environmental Due Diligence & Risk Report for the La Arena Project (Rio Alto Mining Limited) of 24 March 2008.

No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the legal, taxation and environmental aspects of this report. The authors do not accept any responsibility or liability in any way whatsoever to any person or entity in respect of these parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Location

The La Arena Project is located in Northern Peru, 480 km NNW of Lima, capital of Peru, refer to Figure 4.1_1. Access to La Arena is a 710 km drive on paved highway or upgraded road from Lima. Politically, La Arena falls within the Huamachuco district, Sánchez Carrión province and Region of the La Libertad. The average altitude is 3,400 meters above sea level (m.a.s.l.) and the Project is located in the eastern slope of the Western Cordillera, close to the Continental Divide and rivers flow towards the Atlantic Ocean through a network of valleys.

The geographic coordinates of the main gold and copper mineralization are:

  Latitude 07° 50’S, Longitude 78° 08’W.

The U.T.M. coordinates are:

  9 126 360 N, 816 237E.

4.2	Mineral Tenure and Status

The mineral concessions pertaining to the La Arena Project have a total available area of 20,673.4 hectares. They were fully owned and registered to Sociedad Minera Cambior Peru S.A. (SMCP), a wholly-owned subsidiary of Cambior.

Cambior was acquired by Iamgold in November 2006 and Iamgold decided to sell La Arena. To facilitate the sale, the 44 mining concessions were transferred by Iamgold to a new Peruvian company, La Arena S.A. and, to this date, these concessions are fully owned and registered to the name of La Arena S.A.

The mining concessions are in good standing. Based on publicly available information, no litigation or legal issues related to the mining concessions comprising the project are pending.

The mineral resource identified so far in the La Arena deposit is completely contained within the mining concession “Maria Angola 18”. This mining concession is free of any underlying agreements and/or royalties payable to previous private owners. However, the Ferrol N°5019, Ferrol N°5026 and Ferrol N°5027 mining concessions, which are partially overlapped by Maria Angola 18 (as detailed in Figure 4.2_1) are subject to a 2% Net Smelter Return (NSR) royalty, payable to their previous owners.

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Figure 4.1_1
Project Location Map

TUMBES
ECUADOR
TALARA
AYABACA
SULLANA
PAITA
PIURA
SAN IGNACIO
BAGUA
HUANCABAMBA
JAEN
DEPRESION BAYOVAR
LUYA
CUTERVO
CHOTA
LAMBAYEQUE
CHICLAYO
CAJAMARCA
CONTUMAZA
LA ARENA
ASCOPE
OTUZCO
TRUJILLO
PATAZ
CHIMBOTE
CARHUAZ
HUARAZ
CAJATAMBO
PACIFIC OCEAN
ECUADOR
COLOMBIA
MAP ZONE
BRASIL
LIMA
BOLIVIA
CHILE
0 50 100 150 200
Km (Approx.)
LEGEND
DEPARTMENT CAPITAL
PROVINCE CAPITAL
DISTRICT CAPITAL
PAN AMERICAN HIGHWAY
RIVERS
LA ARENA PROJECT
LOCATION MAP

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Figure 4.2_1
La Arena Project Mining Concessions

NUMBER	MINERAL CLAIM	HECTARES	CURRENT STATUS
1	MARIA ANGOLA 18	900	Concesión Minera
2	MARIA ANGOLA 17	900	Concesión Minera
3	CERRO COLORADO 2	200	Concesión Minera
4	AGUA BLANCA 1	600	Concesión Minera
5	AGUA BLANCA 2	1000	Concesión Minera
6	CERRO COLORADO 6	100	Concesión Minera
7	MICHE 21	800	Concesión Minera
8	MICHE 23	1000	Concesión Minera
9	FLORIDA I (NSR 1.8%)	600	Concesión Minera
10	FLORIDA I A (NSR 1.6%)	400	Concesión Minera
11	FLORIDA II (NSR 1.7%)	600	Concesión Minera
12	FLORIDA II A (NSR 1.6%)	400	Concesión Minera
13	CERRO COLORADO	100	Concesión Minera
14	PUCAORCO	200	Concesión Minera
15	AGUA BLANCA 3	200	Concesión Minera
16	AGUA BLANCA 4	500	Concesión Minera
17	FLORIDA III (NSR 1.7%)	300	Concesión Minera
18	FLORIDA III A (NSR 1.6%)	300	Concesión Minera
19	MICHE 33	100	Concesión Minera
20	F.M. 1	1000	Concesión Minera
21	F.M. 2	900	Concesión Minera
22	F.M. 3	1000	Concesión Minera
23	F.M. 4	900	Concesión Minera
24	F.M. 5	900	Concesión Minera
25	SIGRID	300	Concesión Minera
26	MARIA ANGOLA 36	500	Concesión Minera
27	CERRO VIEJA 1	100	Concesión Minera
28	COLORADO CBJ	100	Concesión Minera
29	EVE A	900	Concesión Minera
30	EVE B	400	Concesión Minera
31	EVE E	100	Concesión Minera
32	MARIA ANGOLA 26	100	Concesión Minera
33	MARIA ANGOLA 29	100	Concesión Minera
34	MARIA ANGOLA 19	800	Concesión Minera
35	SAN JOSE	200	Concesión Minera
36	PEÑA COLORADA I (NSR 1.4%)	1000	Concesión Minera
37	PEÑA COLORADA II (NSR 1.4%)	800	Concesión Minera
38	PEÑA COLORADA III (NSR 1.4%)	600	Concesión Minera
39	CARBONERA SANAGORAN TRES	100	Concesión Minera
40	ALTA GRACIA DC	300	Concesión Minera
41	PEÑA COLORADA (NSR 1.4%)	480	Concesión Minera
42	EL FERROL N° 5019 (NSR 2.0%)	60	Concesión Minera
43	EL FERROL N° 5026 (NSR 2.0%)	286	Concesión Minera
44	EL FERROL N° 5027 (NSR 2.0%)	200	Concesión Minera

N
810000
820000
Legend
OXIDE PIT
NSR PROPERTY
LA ARENA
OTHERS
0
3
6
Km

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4.3	Environmental Liabilities

By means of Ministerial Resolution No. 096-2010-MEM/DM, dated March 4, 2009, the General Mining Bureau of the Ministry of Energy and Mines has updated the “Preliminary Roster of Mining Environmental Liabilities (2006)” (“Roster”) of such ministry. From the legal review of the publicly available version of the abovementioned document, it has been identified that the following Mining Environmental Liability has been included in the Roster.

Table 4.3_1
Mining Environmental Liability
Name	Type	Coordinates UTM PSAD 56		Mineral Right	Titleholder of the Mineral Right
		East	North
La Florida I	Mining labour	823,378	9,124,708	Florida I	- Calcáreos Industriales Perú E.I.R.L. - IAMGOLD PERU S.A. - La Arena S.A. - Sociedad Minera Cambior Perú S.A.

According to the “Law on Mining Environmental Liabilities” – Law 28271 and its Regulations, approved by Supreme Decree 059-2005-EM, as amended, a “Mining Environmental Liability” is defined as a facility, effluent, emission, remaining or waste dump caused by abandoned or inactive mining operations, representing a permanent and/or potential risk to human health, the ecosystem and property.

As a general rule, such law establishes that the responsibility to remediate Mining Environmental Liabilities lies with its generator. However, the aforesaid law also establishes that performing works in an area of a mining environmental liability entails the assumption of remediation obligations by the titleholder performing those works.

Third parties can voluntarily assume the remediation of mining environmental hazards. Likewise, third parties can re-use mining environmental liabilities in order to obtain precious metals, if any, after assuming the liability for the remediation of the site.

Additionally, the following environmental damages were identified during the field work conducted for the purposes of the 2006 Pre-Feasibility Study:

  In the vicinity there is an old mine called Tambo Chiquito Mine (former Florida Mine), which drains from a coal mine on the left bank of the Yamobamba river.
  This is an old underground mine located 10km South East from La Arena which was abandoned approximately 50 years ago. There are still remains from the plant, abandoned camps and offices, as well as three small waste dumps with a total of 6 000 m3 of tailings which are not confined.

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  Drainages of residual acidity and mine water (pH 3.5) to the Tambo Chiquito Creek, which is a tributary to the Yamobamba River. However the creek is now stabilized and does not represent a significant environmental risk to the Yamobamba River at present.

The environmental liability that may have been generated by previous exploration activities at La Arena are not significant, and is being managed in an environmentally efficient way, in close coordination with the community and/or individual owners who may also have been involved in such activities.

La Arena has initiated a new survey to update and identify the existence of any other environmental liabilities. The results of the study will be reported to the Ministry of Energy and Mines.

4.4	Permitting

The La Arena Project is subject to various Peruvian mining laws, regulations and procedures. Mining activities in Peru are subject to the provisions of the Uniform Text of General Mining Law (“General Mining Law”), which was approved by Supreme Decree No. 14-92-EM, on June 4, 1992 and its several subsequent amendments and regulations, as well as other related laws. Under Peruvian law, the Peruvian State is the owner of all mineral resources in the ground. Rights over such mineral resources are granted by means of the “Concession System”.

The Concession System provides for the existence of four (4) different types of concessions for the mining industry, which grant the titleholder the right to perform different activities related to the mining industry, as follows:

  Mining Concessions, which grant their titleholder the right to explore and exploit the mineral resources located within the boundaries of said concession. Mining Concessions are classified into metallic and non-metallic, depending on the substance, without there being any overlapping or priority between concessions of different substances within the same area;

  Processing Concessions, which grant their titleholder the right to extract or concentrate the valuable part of an aggregate of minerals extracted and/or to smelt, purify or refine metals, whether using a set of physical, chemical and/or physical-chemical processes;

  General Work Concessions, which grant their titleholder the right to provide ancillary services to two or more mining concessions; and,

  Mining Transport Concessions, which grant their titleholder the right to install and operate non-conventional continuous transportation systems for mineral products between one or several mining centres and a port or processing plant, or a refinery or one or more stretches of these routes.

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Mining concessions are considered immovable assets and are therefore subject to being transferred, optioned, leased and/or granted as collateral (mortgaged) and, in general, may be subject to any transaction or contract not specifically forbidden by law. Mining concessions may be privately owned and no minimum state participation is required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

4.4.1	Annual Validity Fees and Maintenance Obligations

License Fees

Pursuant to article 39 of the General Mining Law, titleholders of mining concessions shall pay an annual License Fee (Derecho de Vigencia) by June 30 of each year in the amount of $3.00 per hectare. Failure to comply with License Fee payments for two consecutive years causes the termination (caducidad) of the mining concession. According to article 59 of the General Mining Law, the payment for one year may be outstanding and the mining concessions will remain in good standing. The outstanding payment for one year can be paid within January 1 and June 30 of the following year (i.e. payment in arrears).

Minimum Production Obligation

Legislative Decree 1010, dated May 9, 2008 and Legislative Decree 1054, dated June 27, 2008 amended several articles of the General Mining Law regarding the Minimum Production Obligation, establishing a new regime for compliance with such obligation (“New MPO Regime”).

According to the New MPO Regime, titleholders of metallic mining concessions must reach a minimum level of annual production (“Minimum Production”) of at least one (1) Tax Unit or “UIT”,1 within a period of ten years, counted as from January 1st of the year following that in which title to concession was granted.

In the event the titleholder does not reach Minimum Production within the 10 year period referred to in the preceding paragraph, the mining concession will be terminated.

Nevertheless, a mining concession that did not reach Minimum Production during the 10 year period referred to above may remain in force for an additional five (5) years, to the extent the titleholder complies with the payment of a penalty equivalent to 10% of the applicable Minimum Production per hectare per year (“Penalty”), until the mining concession reaches Minimum Production.

[1] Pursuant to Supreme Decree 311-2009-EF, dated December 30, 2009, the Tax Unit for the year 2010 was set at S/.3,600.00 (approximately US$1,300.00).

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Notwithstanding the aforementioned, even in the event the titleholder does not reach Minimum Production within the period of 15 years referred to above, the mining concession may remain in force for a period of up to five (5) additional years in the following scenarios:

  if the titleholder pays the applicable Penalty and incurs in investments in the concession in the order of at least ten times the applicable Penalty; or,

  in case the titleholder failed to reach Minimum Production due to events of force majeure, duly recognized and acknowledged by the Ministry of Energy and Mines.

In the event the titleholder does not reach Minimum Production within a period of 20 years counted as from the year following that in which title to concession was granted, the mining concession will be terminated.

Notwithstanding the aforementioned, the Regulations for Legislative Decree 1010 and Legislative Decree 1054, dated October 10, 2008, established that -in the case of mining concessions that were granted title on or before October 10, 2008- the term for complying with the New MPO Regime will be initiated as of January 1, 2009.

Nevertheless, according to the abovementioned regulations, in the case of mining concessions that were granted title on or before October 10, 2008 (as is the case of the mining concessions comprising La Arena), until the ten (10) year term for reaching Minimum Production established by the New MPO Regime elapses, these mining concessions will be subject to the provisions of the General Mining Law, as they stood before their amendment by Legislative Decree 1010 and Legislative Decree 1054 (“Former MPO Regime”) which will continue to apply for such period of time.

According to the Former MPO Regime, metallic mining concession titleholders must reach Minimum Production of at least $100.00 in gross sales per hectare per year, within a period of 6 years, counted as of January 1st of the year following that in which title to concession was granted.

In the event that Minimum Production was not reached within the 6 year period, a penalty shall be paid by the titleholder in the amount of $6.00 per hectare per year until Minimum Production is reached. Should such failure to comply continue beyond the eleventh year, the penalty will be increased to $20.00 per hectare per year.

However, the penalty will not be charged if the titleholder evidences that investment equivalent to ten times the applicable penalty was performed in the mining concession during the previous year.

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4.4.2	Royalties

In June 2004, Peru’s Congress approved royalties to be charged on mining projects. In September 2011 the Government, by Law Nº 29788, modified the mining royalty regime since October 1st, 2011.

With this new regime, mining royalties are calculated over a quarterly operating profit obtained by mining agents engaged in the exploitation of metallic and non-metallic resources, and is no longer calculated in monthly mineral sales.

The new applicable rates for the determination of the mining royalty are ranging from 1% to 12%, depending on the company's operating margin, with a minimum payment equivalent to 1% of the revenues generated by sales in the calendar quarter.

The payment of the mining royalty is considered as an expense for determining the corporate Income Tax.

It should be noted that changes to the mining royalty regime will apply only to mining companies that have not signed a “Mining Guarantee Agreement” with the Peruvian Government, according to Clause 4.4.5.

4.4.3	Ownership of Mining Rights

Pursuant to the General Mining Law:

  Mining rights may be forfeited only due to a number of enumerated circumstances provided by law (i.e. non-payment of the validity fees and/or noncompliance with the Minimum Production Obligation);

  Equal rights to explore for and exploit minerals by way of concession may be granted to either Peruvian nationals or foreigners, except on concessions located within 50km of the Peruvian international borderline, which require for foreign owners an express authorization from the State; and

  The right to sell mining production freely in world markets is established. Peru has become party to agreements with the World Bank’s Multilateral Investment Guarantee Agency and with the Overseas Private Investment Corporation.

4.4.4	Taxation and Foreign Exchange Controls

Corporate net income is taxed at a rate of 30% of annual net income, subject to an additional 4.1% withholding tax at the time profits are distributed to shareholders. Advance monthly payments are required on a percentage of gross income, subject to a final settlement in March of the following business year (January 1 through December 31).

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There are currently no restrictions on the ability of a company operating in Peru to transfer dividends, interest, royalties or foreign currency to or from Peru or to convert Peruvian currency into foreign currency.

Congress has approved a Temporary Net Assets Tax, which applies to companies subject to the General Income Tax Regime. Net assets are taxed at a rate of 0.5% on the value exceeding Nuevo Sol 1,000,000 (approximately $300,000). Taxpayers must file a tax return during the first 12 days of April and the amounts paid can be used as a credit against Income Tax. Companies which have not started productive operations or those that are in their first year of operation are exempt from the tax.

The Tax Administration Superintendence is the entity empowered under the Peruvian Tax Code to administer central government taxes. The Tax Administration Superintendence can enforce tax sanctions, which can result in fines, the confiscation of goods and vehicles, and the closing of a taxpayer’s offices.

A worked example of royalty and taxations costs is included in Section 22.3.

4.4.5	Stability Agreements

The General Mining Law provides to holders of mining rights the option of signing stability agreements with the Peruvian Government in connection with investments made to commence new mining operations or expand existing mining operations. Mining companies can obtain two complementary regimes (generally it is suitable that one company/operation have both regimes) of legal stability, the “General Legal Stability Agreement”, which is signed with PROINVERSION, a government agency to encourage private investments; and the “Mining Guarantee Agreement”, that is specific for mining companies.

In order to qualify, companies must submit satisfactory documentation to the Government regarding the amount of investment.

4.4.6	Environmental Laws

The Peruvian Political Constitution of 1993 contains the following legal principles regarding environmental matters:

Article 2 establishes that every person has the fundamental right to live in a healthy and balanced environment to allow him to fully develop his life.

Articles 66 to 68 establish that:

  It is the duty of the State to establish a National Environmental Policy, which must pursue the sustainable use of the country’s natural resources (the Ministry of the Environment published the National Environmental Policy on May 23, 2009); and,

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  The State is obligated to promote and preserve biodiversity, by creating protected natural areas and fostering the sustainable use of the Amazon rainforest.

The ministries and supervisory agencies for each economic sector (for example, energy and mines, industry, commerce, agriculture, transport and communications) are competent regarding the application of environmental laws and regulations to companies and projects within their respective sectors, despite the powers of regional and local governments under the Political Constitution. This is known as the "sectorial approach", which has been the Peruvian model since the 1990s.

However, under Legislative Decree 1013, approved on May 14, 2008, the government created the Ministry of the Environment to coordinate all environmental matters at the executive level. Currently, the Ministry of the Environment is still being implemented and its areas of competence being defined, but it has already assumed, and is likely to continue to assume further competencies currently held by other ministries and supervisory agencies.

The Peruvian General Environmental Law, Law No 28611, approved on October 15, 2005, establishes that companies are responsible for the emissions, effluents, discharges and other negative impacts generated as a consequence of their activities on the environment, health or natural resources.

In connection with the above, the Law on the National System for Environmental Impact Evaluation, Law 27446, approved on April 22, 2001, and its regulations (2009) establishes an obligation to have an environmental study approved by the corresponding sectorial authority before the development of projects of public or private investment that may cause negative impacts to the environment.

Under this law, based on their environmental risks, investment projects are classified as follows:

  Category I: Projects that do not cause significant negative impacts on the environment. Titleholders of projects under Category I must file a simplified Environmental Impact Statement (“DIA”) before the corresponding authority of the relevant sector.

  Category II: Projects that may cause moderate negative impacts on the environment. Titleholders of projects under Category II must file a Semi-detailed Environmental Impact Assessment (“EIAsd”) before the corresponding authority of the relevant sector.

  Category III: Projects that may cause significant negative impacts on the environment. Titleholders of projects under Category III must file a full Environmental Impact Assessment (“EIA”) before the corresponding authority of the relevant sector.

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In conclusion, the approval of the corresponding environmental study constitutes an essential requirement for the conduction of investment projects that involve environmental risks.

Environmental Legal Framework Applied to Mining Activities

The “Environmental Regulations for the Development of Mining and Metallurgic Activities”, approved by Supreme Decree 016-93-EM, dated May 1, 1993, and the “Regulations on Environmental Protection for the development of Mining Exploration Activities”, approved by Supreme Decree 020-2008-EM, dated April 2, 2008, are the controlling regulatory bodies that establish, among others, the environmental requirements to conduct mining activities within the country.

Regarding said legal framework, the General Bureau of Environmental Affairs (“DGAAM”) of the Ministry of Energy and Mines (“MEM”) is the competent governmental agency to approve the appropriate environmental studies required for conducting mining activities in the country, while the Environmental Inspections and Auditing Bureau (OEFA) of the Ministry of the Environment is currently the competent agency to inspect and audit mining projects and operations in order to secure compliance with environmental obligations and related commitments.

Mining Exploration Activities

In connection with the environmental aspects specifically related to the development of mining exploration projects, currently these are governed by the Regulations on Environmental Protection for the development of Mining Exploration Activities, approved by Supreme Decree 020-2008-EM.

Pursuant to the abovementioned regulations, depending on the size of the exploration activities to be conducted, mining exploration projects are classified into the following two categories:2

  Category I: comprises exploration projects in which:

  the area effectively disturbed is that required for the construction of a maximum of 20 drilling platforms; or,

  the area effectively disturbed does not exceed a total of 10 hectares, including access roads, platforms, trenches and ancillary facilities; or,

  the construction of tunnels does not exceed 50 meters in length.

[2] Pursuant to article 19 of Supreme Decree 020-2008-EM, the conduction of mining exploration projects where there is little or no alteration to the surface (e.g. geological and geophysical studies, topographic analysis, among others) does not require the prior approval of an environmental study.

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In order to conduct exploration activities under this category, titleholders shall previously have a DIA duly approved by the DGAAM of the MEM.

  Category II: comprises exploration projects in which:

  the area effectively disturbed is that required for the construction of more than 20 drilling platforms; or

  the area effectively exceeds a total of 10 hectares, including access roads, platforms, trenches and ancillary facilities; or,

  the construction of tunnels exceeds 50 meters in length

In order to conduct exploration activities under this category, titleholders shall previously have an EIAsd duly approved by the DGAAM of the MEM.

Notwithstanding the above, it should be noted that the approval of the corresponding environmental study does not grant the titleholder the right to start conducting exploration activities, given that, titleholders of mineral rights are also required to obtain the following:

  All governmental consents and permits legally required to conduct the activities detailed in the corresponding environmental study (e.g. authorizations for water use, for hydrocarbon storage, among others); and, the right granted by the owner to use the surface land required for the development of the project.

Mine Development, Exploitation and Processing Activities

Pursuant to the “Environmental Regulations for the Development of Mining and Metallurgic Activities”, approved by Supreme Decree 016-93-EM, prior to conducting mine development, exploitation and processing activities, titleholders of mining concessions must have an EIA duly approved by the DGAAM of the MEM.

However, it is worth mentioning that approval of the corresponding EIA does not authorize the immediate conduct of such activities considering that, under the abovementioned regulations, before the start up of mine development, exploitation and processing activities, titleholders are required to obtain the following:

  the surface rights required for the development of the mining project;

  all other permits, licenses, authorizations and approvals required by national law, in accordance with the environmental commitments established in the corresponding EIA;

  resolution of approval of the corresponding Mine Closure Plan duly approved by the DGAAM of the MEM.

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Regarding the requirement mentioned in the second point, following is a list of the most common permits, licences and authorizations required for the development, exploitation and processing activities:

  License for the use of water with mining purposes issued by the National Authority of Water (“ANA”).

  Authorization for the discharge of industrial wastewaters issued by the National Authority of Water (“ANA”).

  Authorization for the discharge of domestic wastewaters issued by the National Authority of Water (“ANA”).

  Authorization for the operation of septic tanks issued by the General Bureau of Environmental Health (“DIGESA”).

  Processing concession issued by the MEM.

  Authorization for the operation of explosive storage.

  Authorization for the operation of fuel storage facilities issued by OSINERGMIN.

  Authorizations for the use of controlled chemicals and supplies issued by the Ministry of Production and the Ministry of the Interior (through the “DINANDRO”).

  Authorization for the operation of telecom services issued by the Ministry of Transport and Communications.

4.4.7	Mine Closure and Remediation

Exploration Activities

Regarding environmental remediation of areas affected by mining exploration activities, the “Regulations on Environmental Protection for the Development of Mining Exploration Activities”, approved by Supreme Decree 020-2008-EM, establishes that titleholders of mining exploration projects shall comply with conducting “progressive closure”, “final closure” and “post closure” measures as established in the corresponding environmental study and under the terms and conditions established therein. Any amendment of the closure measures or of its execution terms requires the prior approval of the DGAAM of the MEM.

As an exception, pursuant to the “Law on Mine Closure” – Law 28090, published on October 14, 2003, and its regulations, approved by Supreme Decree 033-2005-EM, dated August 15, 2005, titleholders of mining exploration activities that include the development of “underground works requiring the removal of more than ten thousand (10,000) tons of material or more than one thousand (1,000) tons of material with an acidity potential (AP) ratio less than three (NP/AP – 3), in representative samples,” must file an specific Mine Closure Plan prior to the start-up of an exploration project.

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According to the aforesaid law, the concept of “Mine Closure Plan” is defined as an environmental management tool that comprises technical and legal actions intended to remediate the areas affected by the development of mining activities, which shall be performed before, during and after the closure of mining operations.

Mining Development, Exploitation and Processing

As of the date of Supreme Decree 033-2005-EM, which regulates Law 28090 above, prior to the start-up of mining activities, including mine development, exploitation and processing, titleholders are required to have a Mine Closure Plan, duly approved by the DGAAM of the MEM in order to be authorized to carry out such activities.

Regarding the above, the Peruvian legal framework covering Mine Closure Plans includes a number of financial requirements intended to secure the performance of the closure obligations by the titleholders of mining projects. In case of non-compliance, these financial requirements allow the mining authority to promptly and effectively foreclose the financial guarantees from titleholders and complete the Mine Closure Plans as approved, thus preventing the generation of mining environmental liabilities.

4.4.8	Workers Participation

Under Peruvian law, every company that generates income and has more than twenty workers on its payroll is obligated to grant a share of its profits to its workers. For mining companies, the percentage of this profit-sharing benefit is 8% of taxable income. Cooperative, self-managed companies, civil partnerships and companies that do not have more than twenty workers are exempt from this profit-sharing obligation. Both permanent and contract workers must be taken into account for purposes of these laws; the only legal requirement is that such workers must be registered on a company’s payroll.

The profit-sharing amount made available to each worker is limited to 18 times the worker’s monthly salary, based upon their salary at the close of the previous tax year.

In case there is a remnant between the 8% of taxable company’s income and the limit of the workers profits participation, this remnant shall be used for the creation of a fund with the purpose of worker training and job promotion, as well as public investment projects.

4.4.9	Regulatory and Supervisory Bodies

The three primary entities in Peru that regulate and supervise mining companies are the Ministry of Energy and Mines (“MEM”), the National Institute of Concessions and Mining Cadastre (“INGEMMET”), the Supervisory Entity for the Investment in Energy and Mining (“OSINERGMIN”) and, as previously described, the recently created Environmental Inspections and Auditing Bureau (“OEFA”) of the Ministry of the Environment.

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The MEM promotes the integral and sustainable development of mining activities, as well as regulates all the activities in the Energy and Mines sector.

The INGEMMET is the Government Entity in charge of granting mining concessions, which entitles the concession holder the right to explore and exploit the area in which boundaries such concessions are located.

OSINERGMIN oversees regulatory compliance with safety, job-related health, contractors, and mine development matters, while OEFA oversees regulatory compliance with environmental regulation, investigating and sanctioning the breach of any environmental obligation.

Other Peruvian governmental agencies involved with mining companies include the:

  National Service of Natural Protected Areas (SERNANP) of the Ministry of the Environment, which supervises and verifies the activities performed within the boundaries of a Natural Protected Area and its buffer zones, and provides technical opinions regarding the feasibility of developing investment projects within the boundaries on Natural Protected Areas and its buffer zones.

  National Water Authority (“ANA”), which manages all waste discharges into the environment and related issues, particularly those that may affect water sources, its quality and availability, therefore approving the use of water for mining purposes.

  General Bureau of Environmental Health (“DIGESA”), which supervises the quality of water for human consumption and the management of solid waste.

  National Institute of Culture (“INC”), which certifies the non-existence of archaeological remains, as typically required for the EIA.

  The Ministry of Internal Affairs (through the “DICSCAMEC”), which authorizes and controls the use of explosive materials and the operation of explosive shacks.

4.5	Project Risks

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Project and business risk factors and discussion on these are included in the Company’s quarterly Management Discussion and Analysis and the Annual Information Form that are filed on SEDAR and the following list is a summary of those. Without limiting the foregoing, such risks include:

  Changes in the market price for gold, silver and copper.

  The Company has limited operating history and there can be no assurance of its ability to operate its projects profitably.

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  The Company’s business operations are subject to operational risks and hazards inherent in the mining industry.

  Mineral resource and mineral reserve estimates may be inaccurate

  Actual exploration, development or other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse impact on the Company.

  The Company may experience difficulty in attracting and retaining qualified and experienced personnel.

  Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability.

  Changes in taxation legislation or regulations could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Project Access

The project can be accessed via a 165 km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Lagunas Norte project (Barrick Gold Corporation). The road is paved from Trujillo to Otuzco (70 km) and Lagunas Norte to site (38 km) with the balance of 57 km between Otuzco and Lagunas Norte currently being paved with an expected completion date of first half of 2013. An air strip is also present at Huamachuco, a town of approximately 22,000 people located 21 km from La Arena that accommodates small airplanes.

5.2	Physiography and Climate

The topography in the project area is relatively smooth with undulating hills. Elevations vary between 3,000 and 3,600 meters above sea level. In general, the slopes are stable with grades varying between 16º and 27º, and the land is covered with vegetation typical of the area.

On the northern and southern flanks of the deposit localized unstable areas exist where landslides have occurred during previous rainy seasons.

Average annual temperature data recorded from the La Arena meteorological station is 12ºC. The maximum recorded temperature is 18.5°C and the minimum is 1.6ºC.

Total annual rainfall varies between 750 and 850 mm/a and the average total annual evaporation rate ranges between 950 and 1,000 mm/a. The average relative humidity varies monthly between 55 and 77%.

Maximum precipitation usually occurs during the months of January through March while the months of June to August are the driest. The maximum daily precipitation recorded to date at the La Arena site is 34.6 mm and occurred in March of 1999 while minimum precipitation was recorded in July 1998 with a total of 1.2 mm.

5.3	Population Centres

The following information is from the Social Baseline Study developed by Tinkuy (2011):

In the area of study there are 1899 inhabitants residing in five communities: Agua Blanca, La Arena, La Ramada, Peña Colorada and Raumate. The community with the smallest number of inhabitants is Agua Blanca (15%) while the most populated one is La Arena (35%). A little more than a half of the total population (52%) is female.

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For 2011, more than half of the population (52%) is aged 20 years or younger and 43% of the population is between 20 and 65 years old. These results show a predominantly young population which follows the demographic pattern of the country’s rural population. The average number of members in a household is 5 persons, represented by 22% of households.

The young population moves temporarily or permanently in search for educational services (45%) and a job (28%), mainly to Huamachuco (43%) followed by the city of Trujillo (33%). The majority of emigrants are women (55%).

Immigration to the local area is lower than that of emigration. The majority of those who now live in the local area come from surrounding rural communities.

5.4	Surface Rights

As the Project currently stands it is estimated that approximately 2,800 ha of surface lands will be required in total for both the gold oxide and copper-gold sulphide projects, out of which 867 ha have been acquired. The gold oxide project requires approximately 700 ha which has all been acquired.

About 90% of the area to acquire is composed of individual titles registered in the Public Registry (SUNARP), allowing direct negotiation with the owner. However the company estimates that only 70% of the individual titles are registered in the Public Registry (SUNARP). Currently, the company is updating the cadastral information.

The purchase program of surface land is continuing.

5.5	Local Infrastructure and Services

All existing and current facilities are designed and constructed to support the gold oxide mining and extraction activities. All working areas of the mine are accessible by well-maintained dual lane gravel roads. The ongoing brownfields drilling and copper sulphide feasibility study work are supported by these facilities.

The dump leach gold oxide project and associated ADR processing plant with capacity for 24,000 tpd ore mining has been has been commissioned and is operational. The carbon regeneration circuit will be completed in January 2012. Pumping facilities for barren solution and pregnant solution currently have a capacity for 18,000 m3 solution per day. The pumping facility will be at full capacity by end of February 2012.

An independent analytical and assay laboratory is operational on site and a metallurgical laboratory (column leach testing) is currently under construction.

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An industrial water purification plant is also under construction. When fully operational by end of March 2012, this plant will have the capacity to process 220 m3 per hour.

Other associated facilities constructed in the processing plant are a reagent warehouse, a workshop and offices.

Camp and offices have been constructed on site with facilities to house 212 people and accommodation for 112 more people is under construction. Currently all La Arena staff and workers that do not live locally are domiciled in this camp. Principal contractor workers that do not live locally will also be brought to the camp once the additional accommodation is complete.

By the end of April 2012, construction of a mine equipment workshop, warehouse and core shed that are all under construction will be completed.

The offices all have phone and data connection via satellite link with a total available bandwidth of 2 \ Mb/sec. A backup capacity of 512 kb/sec is also available and both services are expandable. A cellular phone service has been installed under contract with a major Peruvian service provider. This cell phone service is also available to the general public as a community service provided by La Arena S.A.

Water supply for the processing plant, camp, workshop and other facilities is installed and fully connected. Water is sourced from an 80 m deep bore located approximately 1 km from the site offices. The bore has a nominal continuous flow capacity of 5 l/s. Sewage and wastewater management facilities are installed and operating with processed grey water being used for dust suppression on the mine haul roads.

Power for the ADR processing plant and leach pad pumps are supplied by locally positioned generator sets. Smaller locally positioned generators supply power to the camp, kitchen and laundry. Generator power is also used at the workshop and warehouse area.

A site 22.9 kV power grid is being installed. The processing plant and leach pad pond pumps will be powered on this grid by end of February 2012. This grid will be extended to the offices, camp and work shop by April 2012. Three large 2 MW generators in the main site powerhouse will power the 22.9 kV grid via a central substation. This substation has also been designed to connect to the national grid which is expected to supply all site power, at a significant reduction in energy costs, from early 2014.

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A high tension 220 kVA power line passes approximately 3 km west of the La Arena Project. This is a principal feeder of the national grid of Peru. Enquires indicate that this line carries and can provide sufficient energy for all of La Arena’s energy requirements. A second alternative would be to connect to the SEIN (National Interconnected Electrical System) through Barrick’s 138 kV Trujillo Norte – Lagunas Norte.

All future mining, processing and support activities will take place at the Project site with the exception of a small office which will be located in Salaverry on the coast to supervise concentrate shipments and offer a procurement service for the operation.

The locations and areas for waste dumps, tailings storage, dump leach pads, processing plant and other infrastructure are discussed further in Section 18 and this entire infrastructure lies well within the boundaries of La Arena S.A.’s mining properties.

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6	HISTORY

6.1	Ownership History

The deposit was first discovered by Cambior geologists in December 1994. Cambior staked a claim for mining concessions of 1,800 ha over the deposit in January 1995. A further 70,000 ha of mining concessions were claimed in 1996, most of which have been allowed to lapse or have been sold. The mining concessions making up the La Arena Project passed to Iamgold following its acquisition of Cambior.

Rio Alto entered into an option and earn-in agreement with Iamgold Quebec Management Inc. in June 2009 which provided it with an option to acquire 100% of La Arena S.A., the Peruvian company that owns La Arena Project, upon payment of $47.6 million cash, subject to certain adjustments and the completion of expenditure commitments.

On February 9 2011 Rio Alto announced that it had exercised its option and acquired 100% of La Arena gold-copper project upon payment of the exercise price of $49 million cash.

6.2	Exploration History by Previous Owners

The geological exploration work completed at La Arena includes:

  First half 1996 – detailed surface geochemistry and 1,502 m of diamond drilling in 6 holes.

  Second half 1996 – 2,240 m of diamond drilling in 10 holes.

  1997 – 4,958 m of diamond drilling in 32 holes.

  1998 – 10,900 m of diamond drilling in 58 holes.

  Between 1999 and 2003 – following a pre-feasibility study, unfavourable project economics meant the project did not progress.

  Between 2003 and 2006 – five drilling campaigns were completed for 33,705 m of diamond drilling in 213 holes and 1,186 m of RC drilling in 11 holes.

  2007 – 5,500 m of diamond drilling in 21 holes.

The accumulated drilling over the La Arena deposit area to end of December 2007 reached 59,991 m in 351 holes and 4,120m dug in 60 trenches completed in 2004.

The results of the drilling campaigns have been incorporated in a number of resource estimates as detailed below.

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6.3	Previous Mineral Resources

Previous Mineral Resource estimates by Cambior and Iamgold from October 1997 up to February 2007 are discussed in the July 31, 2010 Technical Report.

The last Mineral Resource estimate by Iamgold was completed in August 2007 and reviewed and validated by Coffey Mining in 2008. Resources were confined within a pit shell based on $550/oz Au, $1.50/lb Cu, $10/lb Mo and $10/oz Ag. Coffey Mining did not support the Measured classification of the 2007 resource and reclassified the Measured category to Indicated. The Iamgold August 2007 Mineral Resource is summarised in Table 6.3_1.

Table 6.3_1
Updated In-Pit Mineral Resource by Iamgold (August 31 st 2007)
	Tonnes (Mt)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)	Mo Grade (ppm)	Au (‘000oz)	Cu (‘000lbs)	Ag (‘000oz)	Mo (‘000 lbs)
“measured” ”indicated”	25.5 123.0	0.51 0.41	0.17 0.40	0.31 0.20	26.3 42.3	414 1,636	97,962 1,078,760	250 781	1,477 11,472
“measured” + “indicated”	148.5	0.43	0.36	0.22	39.6	2,050	1,176,722	1,031	12,949
“inferred”	10.7	0.26	0.34	0.17	53.4	91	80,835	58	1,265

Using the same resources block model the Mineral Resource was revised by Coffey Mining in 2010 based on updated metal prices and pit optimization parameters. The Coffey Mining 2010 Mineral Resource is given in Table 6.3_2. Resources were confined within an optimum undiscounted cashflow pit shell based on $1.050/oz Au and $12/oz Ag for copper-poor mineralization largely in oxide sandstone (Cu < 300ppm) and a shell based on $3.00/lb Cu and $1,050/oz Au for copper-rich mineralization largely in primary and secondary porphyry.

Table 6.3_2 Coffey Mining Mineral Resource (July 31st 2010)
Material	Cuttoff	Category	Tonnes (Mt)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)	Au (‘000oz)	Cu (‘Mlb)	Ag (‘000oz)
Oxide	0.11g/t Au	Indicated Inferred	79.6 9.2	0.41 0.19	0.01 0.01	0.08 0.29	1,050 57		172 66
Secondary & Primary	0.1% Cu	Indicated Inferred	225 178	0.27 0.21	0.35 0.30		1,932 1,216	1,722 1,171

The average molybdenum grade was of the order of 40 ppm. Although not included in the resources, recovery of Mo did present an economic opportunity of interest.

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6.4	Previous Mineral Reserves

The first Technical Report on the La Arena Project filed by Rio Alto, with an effective date of March 31, 2008, described the Iamgold 2006 Mineral Reserve estimate and the Coffey Mining 2008 Mineral Reserve estimate, as summarised in Tables 6.4_3 and 6.4_4.

For the Iamgold 2006 PFS pit optimisation, mine design and mine production scheduling was based on processing 12,000 tpd of gold oxide ore by heap leach along with 24,000 tpd of gold-copper ore to be floated into a concentrate.

Pit design, scheduling and fleet sizing was done by Independent Mining Consultants (IMC) of Tucson, Arizona based on preliminary geomechanical characterization. Engineering and cost estimates were done by Cambior personnel based on owner mining and their experience and knowledge of comparable operations.

A net value cutoff based on a positive NSR value (after discounting for processing and general & administrative (G&A) costs) was used to categorize the mill ore. Additionally, all mill feed with a copper equivalent cutoff below 0.30% was classified as waste. Economic cutoff for heap leach ore was based on a marginal cost (i.e. processing and G & A) of $2.82/t and a metallurgical recovery of 80%.

All heap leach feed with copper grade greater than 0.03% Cu was considered unsuitable to leaching because of its potentially preg-robbing characteristics.

The optimization was done using the parameters as presented in Table 6.4_1.

Table 6.4_1 Iamgold Pit Optimisation Parameters 2006
Parameter		Dump Leach	Mill
Market Price		$550 per ounce Au / $1.50 per lb Cu
Mining cost ($/t mined)	Sediment Porphyry	$1.30 $1.16	$1.30 $1.16
Processing Cost ($/t Ore) G & A Cost		$1.78 $0.84	$2.97 $1.03
Mill Recovery	Au Cu	80% 0%	40% 87%
Slope Angles Royalty		35º - 50º 0%
Internal Cutoff Grades		0.19g Au/t	0.30% Cu equivalent

The mining cost was increased by 1% for every bench mined below elevation 3300 mRL.

The Mineral Reserve from the Iamgold 2006 PFS is as per Table 6.4_3. This reserve was not made public or signed off by a “qualified person” as at that time La Arena was not seen as a material project to Cambior.

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All Iamgold key inputs were reviewed by Coffey Mining in 2008 and a pit optimisation using these updated parameters undertaken using Whittle software by Coffey Mining. The processing rate was assumed to be 24,000tpd of gold oxide ore to be processed by run-of-mine ore dump leach and 24,000tpd of gold-copper ore to be floated into a concentrate and the key optimisation input parameters used are shown in Table 6.4_2.

No new work was done on mine design since the November 2006 PFS although the Whittle optimisation work carried out by Coffey Mining generally supported the Iamgold PFS pit design. Contract mining was now assumed and costed based on first principles estimates.

The mineral reserves were estimated using the following cut-off grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.2Aug/t

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.1%Cu.

Table 6.4_2 Coffey Mining Pit Optimisation Parameters 2008
Parameter		Dump Leach	Mill
Market Price		$750 per ounce Au / $1.95 per lb Cu
Mining cost ($/t mined)	Sediment Porphyry	$1.49 ore, $1.12 waste $1.49 ore, $1.12 waste	$1.49 ore, $1.12 waste $1.49 ore, $1.12 waste*
Processing Cost ($/t Ore) G & A Cost		$2.22 $0.60**	$3.73 $0.95
Mill Recovery	Au Cu	65% 0%	40% 88%
Slope Angles Royalty		45º for all 1.7%
Calculated Cutoff Grades		0.18g Au/t***	0.10% Cu only
*	Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
**	Note the G&A cost assumed an ore processing rate of 13Mtpa when Whittle work was done.
***	Note for calculation and reporting of mineral reserves a cut-off of 0.2g/t for dump leach oxide gold was used.

The Coffey Mining 2008 Mineral Reserve is summarised in Table 6.4_4.

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Table 6.4_3 Iamgold Mineral Reserve 2006
Ore Type	Oxide Ore			Secondary Ore			Primary Ore			All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
All Sectors
Sediments Porphyry	29.9 5.2	0.65 0.41	0.10 0.10	- 10.7	- 0.43	- 0.53	0.7 81.7	1.09 0.36	0.10 0.46	30.5 97.6	0.66 0.37	644,500 1,167,800	0.01 0.45	8,800 960,200
Total	35.1	0.61	0.10	10.7	0.43	0.53	82.4	0.37	0.46	128.1	0.44	1,812,300	0.34	968,900

*Rounded numbers may not sum exactly.

Table 6.4_4 Coffey Mining Mineral Reserve 2008
Ore Type	Oxide Ore			Secondary Ore			Primary Ore			All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
All Sectors
Sediments Porphyry	29.5 4.3	0.62 0.49	0.01 0.16	0.1 13.0	0.34 0.36	0.32 0.52	0.1 127.4	0.45 0.30	0.18 0.40	29.7 144.8	0.62 0.30	586,886 1,414,689	0.01 0.40	1,032 1,273,861
Total	33.9	0.61	0.03	13.1	0.36	0.52	127.5	0.30	0.40	174.4	0.36	2,001,575	0.33	1,274,910

*Rounded numbers may not sum exactly.

Note:	The oxide ore includes 30.2Mt suitable for a gold dump leach operation plus 3.7Mt suitable for recovering copper in the copper plant. The lbs of copper in the mineral reserve for sediments is only that associated with this 3.7Mt of ore. Only a small amount of silver is contained in the oxide mineral reserve and is not reported as it is not material.

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Mineral Reserves were updated by Coffey Mining in 2010 and is detailed in the July 31, 2010 Technical Report.

All key inputs for both the then recent Rio Alto gold oxide feasibility study work and the previous Iamgold PFS work were reviewed by Coffey Mining and a pit optimisation using updated parameters undertaken using Whittle software by Coffey Mining.

Rio Alto planned to proceed with a staged approach to the project, commencing mining and processing for the gold ore dump leach and once this is operational expand the project by mining and processing the copper ore. The processing rate was again assumed to be 24,000 tpd of gold oxide ore by run-of-mine ore dump leach and 24,000 tpd of gold-copper ore to be floated into a concentrate and the key optimisation input parameters used are shown in Table 6.4_5.

Table 6.4_5 Coffey Mining Pit Optimisation Parameters 2010
Parameter		Dump Leach	Mill
Market Price		$950 per ounce Au / $2.30 per lb Cu
Mining cost ($/t mined)	Sediment Porphyry	$1.74 ore and waste $1.82 ore and waste	$1.74 ore and waste $1.82 ore and waste*
Processing Cost ($/t Ore) G & A Cost		$1.55 $0.72**	$4.77 $0.95
Mill Recovery	Au Cu	80% 0%	40% 88%
Slope Angles Royalty		38º and 45º 1.7%
*	Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
**	Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

The mineral reserves have been estimated using the following cutoff grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.11 Au g/t.

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.13% Cu.

The Mineral Reserve from 2010 has not yet been updated and hence is still current, refer Section 15.

6.5	Production

There has been no production from the La Arena property by previous owners.

Rio Alto developed the gold oxide dump leach project in 2011 with commencement of mining and first ore placed on the dump leach pad in March 2011. The first gold pour was on May 6 2011 (1,115 oz).

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The mining rate has built up to the nameplate level of 10,000 tonnes per day of ore to the leach pad up to the Effective Date of September 30, 2011 during the preproduction phase. By the end of September 2011 some 1.7 Mt of ore had been placed on the leach pad and an additional 127,000 t of low grade ore had been stockpiled off the pad. Gold sold to the end of September has been 19,369 oz.

Further details of production to date are included in Sections 16 and 17.

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7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The La Arena Deposit is located on the eastern flank of the Andean Western Cordillera in northern Peru. The area is underlain by sediments of the Mesozoic West Peruvian Basin which were folded and faulted during the Cenozoic deformation.

The regional stratigraphy (Figure 7.1_1 and Table 7.1_1) is dominated at outcrop by the folded Upper Jurassic (Chicama Formation) to the Lower Cretaceous (Goyllarisquizga Group), which are mainly siliciclastic sediments, with lesser amounts of younger Lower-to-Upper-Cretaceous carbonate sediments occupying the cores of synclines. West of La Arena, the Cretaceous sediments are unconformably overlain by the Cenozoic volcanics of the Calipuy Group. The regional stratigraphical column is summarised in Table 7.1_1 and a plan of the regional geology is shown in Figure 7.1_1.

Table 7.1_1 Regional Stratigraphic Column of La Arena and Surrounding Areas
Erathem	System	Series	Group	Formation	Extrusive Lithology	Intrusive Lithology Abbreviation	Gold Mineralisation
Cenozoic	Quaternary	Recent		Alluvial, Fluvial	Q-al/Q-fl
		Pleistocene		Glacial, Lacustrine	Q-gl/Q-la
	Neogene		Calipuy		Pn-ca	P-da	AC
	Paleogene					P-and
Mesozoic	Cretaceous	Upper		Yumagual	Ks-yu
		Lower		Pariatambo	Ki-pa
				Chulec	Ki-chu
				Inca	Ki-In
			Goyllarisquizga	Farrat	Ki-fa
				Carhuaz	Ki-ca		S
				Santa	Ki-sa
				Chimu	Ki-chi		AC, ET, LA, LV, SR
				Oyón	Ki-o
	Jurassic	Upper		Chicama	Js-ch
after Reyes R. L, 1980 and Navarro et. al. 2010). Gold mineralization: AC: Lagunas Norte, ET: El Toro, LA: La Arena, LV: La Virgen, S: Shahuindo, SR: Santa Rosa

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Figure 7.1_1

Regional Geology of La Arena

ALGAMARCA
Shahuindo
Igor
Cochapampa
LA ARENA
Acba Blanca
El Toro
ALTO CHICAMA
La cepillo
La Florida
LA VIRGEN
Ruecas
Los Angeles
Las Lagunas
QUIRUVILCA
Tres Cruces
Calaorco
Cempacocha
Mundo Nuevo
La Victoria
SANTA ROSA
LEGEND
Quaternary cover
Cenozoic volcanics
Cretaceous marine limestones
Lower Cretaceous siliciclastics
Upper Jurassic - Lower Cretaceous shales and thin sandstones
Cenozoic diorite
Cenozoic porphyries
Normal fault
Dextral fault
Sinistral fault
Thrust fault
Anticline
Syncline
Mine (active)
Mine (inactive)
Au deposit
Au anomaly
Polimetallic deposit
Radiometric dates
Claim boundaries
District capital
Paved road
Figure 7.1.2
RIO ALTO
LA ARENA PROJECT
Regional geology

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From oldest to youngest, the regional stratigraphy is described as follows:

Palaeozoic (and Precambrian): Constitute basement rocks to the east of La Arena along the River Marañon and the Eastern Cordillera. They are not exposed at La Arena, nor in the immediately surrounding area.

Mesozoic: The oldest outcropping rocks in the region belong to the Upper Jurassic Chicama Formation and consist of soft, laminated marine black shales with thin sandstone intercalations.

These pass upwards into the Lower Cretaceous shallow marine siliciclastic Goyllarisquizga Group, the lowest unit of which, the Oyon Formation, consists of fine-to-medium-grained sandstone and thinly-bedded shale, with some coal seams. Overlying the Oyon Formation are thickly-bedded, medium grained quartzitic sandstones of the Chimu Formation which constitutes the principal host rock for gold mineralization at Lagunas Norte, El Toro, La Arena, La Virgin and Santa Rosa. The remainder of the Goyllarisquisga Group (Santa, Carhuaz and Farrat formations) consists of generally finer grained siliciclastic units with interbedded minor carbonates. The Carhuaz Formation provides the host for gold mineralization at Shahuindo.

Overlying the Goyllarisquisga Group sediments are Lower-Cretaceous shallow marine carbonates of the Inca, Chulec, Pariatambo formations and the Upper Cretaceous Yumagual Formation.

The Mesozoic sediments were folded and faulted towards the end of the Cretaceous by the early stages of the developing Andean Orogeny.

Cenozoic: Calipuy Group, cordilleran arc volcanics unconformably overlie the folded and faulted Mesozoic strata south and west of La Arena. These sub-aerial volcanics are associated with Upper Miocene sub-volcanic intrusive bodies of andesitic to dacitic composition. The Calipuy volcanics are mainly tuffs with agglomerate horizons at the base, and inter-bedded with andesitic lavas. They constitute the host rock for high sulphidation, low sulphidation and polymetallic mineralization at Lagunas Norte, Tres Cruces and Quiruvilca respectively.

To the west of the area shown in Figure 7.1.1, the Coastal Batholith is emplaced in volcano-sedimentary strata of the Mesozoic Western Peruvian Trough, time equivalents of the rocks described above.

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Cenozoic intrusive rocks, including granodiorites, diorites and quartz–feldspar porphyries, are intruded as isolated stocks into both the Mesozoic sedimentary sequence and the overlying Calipuy volcanics. The age of those intrusions vary from c.a. 23 to 25 M.y. One of these intrusions hosts the porphyry-style mineralization at La Arena.

Structure: The main structural features of the region are associated with the Jurassic-Cretaceous sedimentary sequence and consist of a series of folds, reverse faults and over-thrusts trending generally NW-SE (see Figures 7.1_1.and 7.1_2). Individual folds range up to 80km in length and 5km in width, and display various forms depending on the relative competency of the various stratigraphic levels. The highly competent sections of the Chimu Formation for example form structurally complex cores to the main anticlines, where they have resisted erosion better than the enclosing strata.

The fold belt which passes through La Arena has a WNW-ESE trend around Sayapullo to the west, swinging to a NW-SE trend immediately west of La Arena and locally N-S in the La Arena Mine area before swinging back to a more southeasterly trend in an easterly direction. This deflection in the orientation of fold axes is observed 90 km to the north of La Arena between Cachachi and Lluchubamba (Figure 7.1_1). An idealized regional section passing through La Arena is shown in Figure 7.1_2.

Much of the southeastern corner of the La Arena property is covered by Quaternary morainic/alluvial/colluvial deposits (Figure 7.1_1), implying the presence of a geomorphological depression which may have been influenced by structure.

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Figure 7.1_3 shows the position of lineaments taken from Landsat satellite imagery. A north-trending corridor bounded by two N-S lineaments, 10 km apart, appears to coincide with the N-S deflection of the overall NW-SE fold trend and appears also to control the position of two geomorphological landforms, the Condebamba Depression and the Huamachuco Circular Feature. The latter also lies between two N120ºE-trending lineaments which may mark the position of transverse basement faults. It is perhaps the intersection of these two trends, due N and N120ºE, which produced a local pull-apart structure which, in turn, permitted the rise of an intrusive stock and subsequent mineralization. It may not be coincidence that the La Virgin and La Arena gold mines, the El Toro and La Florida gold deposits and the Agua Blanca gold anomaly lie on, or close to, the margins of the Huamachuco Circular Feature.

The region is particularly well-endowed with mines and mineral occurrences varying from low-to-high sulfidation systems and from porphyry through polymetallic to epithermal deposits. Currently operating mines other than La Arena, include Quiruvilca (polymetallic Cu/Zn/Pb/Ag) and Lagunas Norte (Lagunas Norte), La Virgen and Santa Rosa (all epithermal Au).

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Figure 7.1_3

Regional Structures

N
CHANCAY
CACHACHI
LAGRAMA
Condebamba depression
LLUCHUBAMBA
CAUDAY
SAYAPULLO
ALGAMARCA
Shahuindo
CAJABAMBA
Igor
HUARANCHAL
Costapampa
MARCABAL
SANAGORAN
HUAMACHUCO
USQUIL
CHURAT
El toro
CURGOS
LA ARENA
Agua Blanca
ALTO CHICAMA
Los Angeles
Las Lagunas
La Capilla
La Florida
Rumas
LA VIRGEN
Minasparroa
AGALLPAMPA
QUIRUVILCA
Huamachuco circular feature
Tres Cruces
Compacche
JULCAN
Calderon
Mundo Nuevo
SACHICADAN
SANTA ROSA
La Victoria
SANTA CRUZ DE CHUGA
ANGASMARCA
780000
800000
820000
LEGEND
Lineaments
Mine (active)
Mine (inactive)
Au deposit
Au anomaly
Polimetallic deposit
District capital
Road network:
Paved road
Motorable dirt track
Planned
Contour <> 50m
source: IGN
Claim boundaries
Condebamba depression
Huamachuco circular feature
RIO ALTO
MINING LIMITED
LA ARENA
PROJECT
Regional structure
Approved by:
Scale:
Projection:
Date:

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7.2	Project Geology

The La Arena Project is located within a regional fold and thrust belt of predominantly Mesozoic sedimentary rocks. The sediments consist of a lower, shallow-marine-to-deltaic, siliciclastic sequence followed by an upper, carbonate-dominated succession, all of Lower Cretaceous age. The oldest rocks exposed in the cores of anticlines are thinly bedded and laminated mudstones, minor siltstones and fine grained sandstones with occasional coal seams which make up the upper Jurassic Chicama Formation and the basal, Lower Cretaceous Oyon Formation.

Overlying the Oyon Formation is the mainly arenaceous Chimu Formation. The Chimu Formation, the principal host rock for epithermal gold at La Arena (and elsewhere in the region) has been sub-divided into the three mapable members shown in Figure 7.2_1 and described below (from oldest to youngest):

The Transition Member (130 m) consists of laminated fine-to-medium grained sandstones intercalated with siltstones and mudstones, and is a transitional facies between the more shaly Oyon Formation and the more sandy Lower Member of the Chimu Formation.

The Lower Member (125 m) consists of thickly bedded and compact medium-to-coarse grained sandstones which, due to their brittle nature, are fractured and often brecciated, and constitute the principal sedimentary host rock at La Arena. In addition to hosting the La Arena high-sulphidation Au mineralization, the Chimu Formation also hosts similar mineralization at Lagunas Norte, El Toro, La Virgin and Santa Rosa.

The Upper Member (150 m) consists of a mixed sequence of coarse-grained sandstones, laminated siltstones and carbonaceous mudstones.

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Figure 7.2_1

Local Stratigraphic Column for the Chimu Formation

LITHOSTRATIGRAPHIC UNIT
LITHOLOGY
DESCRIPTION
SANTA FORMATION
CHIMU FORMATION
Mixed, coarse-grained sandstones, laminated siltstones and carbonaceous mudsones
Upper Member
Thickly-bedded Sandstones
Lower Member
Laminated, fine-medium grained sandstones intercalated with siltstones and mudstones
Transition Member
CYON FORMATION
Medium-grained, compact, quartz sandstones
Lenticular silty mudstones
Coarse-grained quartz sandstones
Dark-grey carbonaceous mudstones
Dark-grey mudstones
Coarse-grained quartz sandstones
Laminated mudstones and siltstones
coarse-grained quartz sandstones
Thickly-bedded, well sorted, medium-grained quartz sandstones
Medium-grained quartz sandstones in beds separated by thin shale or siltstone partings
Medium-to-coarse-grained quartz sandstones, compact and thickly bedded
Coal seam ?
Laminated siltstones and mudstones
Sandy microconglomerate
Purple sandstones and shales
Medium-grained quartz sandstones, lightly fractured
Greyish-purple shales
Fine-grained quartz sandstones
Pale grey mudstones with interbedded thin sandstones
Medium-grained quartz sandstones
Fine-grained sandstones interbedded with laminated mudstones
* The most favourable parts of the Chimu successionfor gold mineralization are the thickly - bedded, wellsorted sandstones of the Lower Member due to enhanced fracture / permeability characteristics.
RIOALTO
Aproved by:
Scale:
Projection:
Date: December 2011
LA ARENA PROJECT
Lithostratigraphic column of the Chimu Formation

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Sedimentary rocks in the project area have been intruded by intermediate-to-felsic porphyritic stocks which tend to occupy the cores of anticlinal structures as displayed in Figure 7.2_2.

Figure 7.2_2

Local Geology Plan

Legend
SECTIONS
2009-2011 DRILLING
IAMGOLD DRILLING
LITHOLOGY
INTRUSIVE INTRAMINERAL
INTRUSIVE PREMINERAL
UPPER CHIMU
LOWER CHIMU
SANTA FM.
OYON FM.
SAN ANDRES
ETHEL PIT
ASTRID
PORPHYRY CU-AU
CALAORCO PIT
A
A'
B
B'
N
0 250 500
Meters
814803
815203
815603
816003
816403
816803
817203
817603
RIOALTO
LA ARENA PROJECT
Local Geology Map

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The following three main intrusive phases have been identified at La Arena:

●	Pre-mineral Hypabyssal Andesite (HA): A medium-to-coarse grained porphyritic intrusive, hydrothermally altered with plagioclase crystals mainly converted to sericite and kaolinite. The mainly phyllic (quartz/sericite) alteration is variable, accompanied by stockwork quartz veining and is related to Cu/Au/Mo mineralization as displayed in Figure 7.2_3.

●	Intra-mineral Hypabyssal Andesite (HAI): A lesser-altered, medium-to-coarse-grained porphyritic intrusive facies cross-cutting the HA. Alteration varies from argillic near surface to weak phyllic at depth. Plagioclase crystals altered to illite or sericite are also replaced by fine pyrite as displayed in Figure 7.2_4.

●	Post-mineral Andesitic Dykes (DA): Late intrusive dykes cross-cutting earlier facies (described above) forming narrow, tabular bodies. Textures vary from porphyritic to phaneritic, the rocks consisting largely of plagioclases and amphiboles which have been subjected to prophyllitic (chlorite/epidote/magnetite) alteration as displayed in Figure 7.2_5.

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The La Arena open pit currently in progress lies at the western margin of a HA-facies intrusion, where the latter forms a laccolith-like structure overlying an argillically-altered heterolithic breccia. The breccia is altered up to advanced argillic (quartz/alunite) facies, with an oxidized, porous matrix dominated by hematite, limonite and quartz. Remnant sulphides are also present.

One of the principal structural features of the project area is the La Arena Anticline, the core of which hosts the mineralization-related porphyry intrusion. The strike of the anticlinal axis undergoes a deflection in the area immediately to the north of the current open pit (see Figure 7.2.2). Regionally, fold axes trend generally NW-SE, but the La Arena Anticline swings N-S for around 1,000 m, presumably influenced by the north-trending structures referred to previously and shown in Figure 7.1.2. This deflection, the porphyry intrusions and the mineralization are all considered to be inter-related.

Major faults within the Project area have strikes varying from northwest-southeast to N-S, mimicking the orientation of the fold axes and probably following the same controls. They are mainly reverse faults, probably syn-folding. Other mapped faults strike NE-SW to E-W, parallel to the main fold-related stresses, and these faults tend to be lesser structures displaying dilationary and tear movements.

In the current open pit the mineralization appears to be controlled by the interaction of three fault trends. The first corresponds broadly to the Andean Trend, NW-SE, with dips varying 50º to 70º to the NE. The second trend is N10ºE, dips sub-vertical and relative movement mainly dextral tear, and the third trend N40ºE, dips 70º to 80º to both SW and NE and has a sinistral component. The N40ºE fault trend cuts all the others, and appears to have acted as the principal feeder channels for mineralizing fluids, refer to the pit photo in Figure 7.2_6.

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7.3	Mineralization

The La Arena project area contains epithermal style gold mineralization in sandstone-hosted oxidized fractures and breccia, and porphyry Cu-Au (Mo) mineralization. Both styles of mineralization are probably linked because they likely emanate from the same source, namely residual magmatic activity related to intrusives of intermediate composition.

The mineralization extends over a length of 2.2 km south-to-north, a width of 1.1 km west-to-east and a 1,000 m vertical range. Continuity of the mineralization is generally excellent, and improves with lower-grade cutoffs, which is a characteristic of this type of deposit.

Further detail on mineralization is included in Section 8.

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8	DEPOSIT TYPES

8.1	Introduction

The region is well endowed with mineral deposits in a variety of settings such as:

  Porphyry (La Arena),

  Polymetallic Au/Ag/Cu/Pb/Zn vein deposits such as Quiruvilca and Veca

  Epithermal gold, including both low and high sulfidation types, such as Lagunas Norte Mine at Lagunas Norte, Santa Rosa Mine, La Virgen Mine, La Arena Mine and the Shahuindo and Tres Cruces projects.

8.2	Porphyry Copper Deposits

The Cu-Au-(Mo) porphyry at La Arena comprises an elongated ore body 2000 m long (NW-SE) by 1000 m wide, associated with a stockwork hosted in a porphyritic andesite intrusion. Mineralization extends down over 800 m depth. The styles of mineralization are displayed in the photographs presented in Figures 8.2_1 to 8.2_4.

The mineralization occurs as disseminations along hairline fractures as well as within larger veinlets. The mineralization typically contains between 0.4-1.0 % copper, with smaller amounts of other metals such as gold, molybdenum, and silver.

The primary sulfide mineralization is hosted in the central zone of the andesitic porphyry stock, which contains Cu/Au mineralization associated with phyllic (quartz/sericite) on top and potassic alteration at depth. The stockwork, which facilitated the alteration, contains pyrite, chalcopyrite, smaller amounts of bornite, and some molybdenite in the primary mineralization zone, and covellite and chalcocite in the secondary mineralization zone on top. Microscopic native gold has been observed (in the 50-70 micron range, Williams, 1996-b).

Mineral zoning from surface downwards is typically no more than 40-50 m for the zone of secondary enrichment (chalcocite + covellite +/- copper oxides) and 10-40 m for the mixed zone (chalcocite + chalcopyrite +/- covellite). The primary zone (chalcopyrite +/- bornite +/- molybdenum), which predominates at La Arena, is normally located more than 100 m below the natural surface.

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Figures 8.2_5 to 8.2_8 are cross sections that show the distribution of gold and copper values associated with the lithology and alteration. The plan view location of these cross sections is displayed in Figure 7.2_2.

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8.3	Epithermal Gold Deposits

Four separate zones of breccias containing anomalous gold have been recognized around the western and northern margins of the La Arena Porphyry. They are known as Calaorco, Ethel, Astrid and San Andrés (see Figure 7.2.2).

Epithermal gold mineralization currently being mined in the Calaorco Open Pit occurs partly in the Calaorco Breccia (located at the contact between well-fractured Chimu quartz sandstones and the overlying intrusive), partly within the un-brecciated but still well fractured sandstones, and partly within the intrusive along the contact. It appears that the low-angled intrusive contact may have acted as a trap for mineralizing fluids rising along sub-vertical NE-trending feeder channels. The breccia, and the fractured sandstones which host it, dip moderately to the east and contain the best gold values.

Located to the north of the Calaorco Breccia and open pit, the Ethel Breccia is a similar but smaller oxidized epithermal gold deposit.

Two phases of epithermal gold mineralization have been recognized at La Arena. The first phase was associated with the first stage of porphyry emplacement. It is of low sulfidation type and occurs as narrow veinlets filled by a box-work of cubic pyrite, drusy quartz, and native gold. The second phase which overprints the first phase was associated with a later intrusion stage. It is of high sulfidation type and occurs as enargite-pyrite-Au associated with an alunite-dickite mineral assemblage. Each phase added gold to the system, and supergene oxidation has liberated the gold, improved permeability and contributes to a high gold recovery during processing.

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9	EXPLORATION BY RIO ALTO

Serious exploration started in 1994, first by Cambior and then by Iamgold. Accumulated drilling over the La Arena deposit between 1994 and 2007 totalled 59,991 m in 351 holes refer to Section 6.2. Trenching totalled 4,120 m in 60 trenches, and a further 2,900 m of RC drilling was completed for sterilization purposes.

In addition to the La Arena development project, the property includes several prospects that have been defined by a combination of soil geochemistry and exploration diamond drilling. These are Cerro Colorado, El Alizar Porphyry, Agua Blanca epithermal and porphyry occurrences, Pena Colorado and La Florida as shown in Figure 9.1_1.

There was a fallow period from 2007 until 2010 on the Project when no exploration was conducted during the sale and acquisition of the Project by Rio Alto Mining Ltd.

During 2010 and 2011 Rio Alto carried out the following exploration works:

  Detailed geological mapping at La Arena and surrounding areas (3,000 ha at 1:2,000), and regional geological mapping (23,000 ha at 1:25,000 scale).

  Prior to mine development, 7,296 m of RC holes were drilled at 93 platforms to sterilize areas for the location of future mine facilities.

  The San Andres Project was initiated to the northeast of the Calaorco Open Pit (near the initial leach pad, refer Figures 9.1_1 and 9.1_2). This mineralized zone was discovered by surface mapping and sampling (149 samples). The gold mineralization is hosted in a highly-oxidized sandstone breccia zone, and 3,050 m of RC drilling from 15 platforms provided an inferred Mineral Resource of 10.7 Mt @ 0.21 g/t Au (73,600 oz), which is not included in this La Arena project resource update.

  The Astrid Project is located 1.0 km NW of the Calaorco Open Pit. Work to date included detailed geological mapping (1:1,000 scale), 840 rock samples (200 of which reported values of more than 100 ppb Au), 14 km of IP and ground- magnetic geophysical lines, and 3,856 m of diamond drilling in 16 holes. Gold mineralization was encountered close to surface, hosted in an oxidized sandstone breccia near its contact with an intrusive stock. The gold mineralization is similar to that in the Calaorco deposit, and exploration is ongoing.

  The Calaorco and Ethel Projects were intensively explored by Cambior and Iamgold and on the basis of these studies a Mineral Reserve of 820,000 oz of Au was reported (NI 43-101, July 2010). Subsequently, Rio Alto carried out two drilling campaign. The first drilling program undertaken at the end of 2010

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  involved 8,938 m of RC drilling at a 25 m x 25 m spacing from 194 locations. The second program, completed during the first semester of 2011, involved 13,674 m of diamond drilling in a total of 50 holes. The updated resource of this Au/FeOx mineralization in this Report includes the data from these two drilling programs.

  The 2011/2012 drilling program still in progress is planned for 32,000 m of core drilling and 34,000 m of RC drilling. It is focused on the areas displayed in Figure 9.1_2. The 2011 resource estimation update utilised some new data from this program, consisting of 3,879 m of DC holes from 5 locations and 21,904 m of RC holes from 67 locations. The average hole depth from surface was 775 m and 350 m for DC and RC drilling respectively. It is important to mention that the mineralization in the deep drilling holes is open at depth. The resource of sulphide mineralization in this Report is based on initial results from this drilling program and the historical data.

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Figure 9.1_2

2011 Exploration Targets - La Arena Project

816000
9128000
9127000
9126000
N
San Andres
Au FeOx
Ethel
Au FeOx
Astrid
Au FeOx
La Arena
Porphyry
Cu-Au
Calaorco
Au FeOx
Legend
Drilling
Au ppm
Gold ppm
Copper ppm
RIOALTO
500
250
0
500 Meters

Au and Cu Geochemical Map showing where drilling has been undertaken

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10	DRILLING

10.1	Introduction

The principal methods used for exploration drilling at La Arena have been diamond core drilling (DC) and reverse circulation drilling (RC).

The deposit was relatively well drilled, with approximately 60,000 m of drilling, on a nominal spacing of 50 m in the sandstone and 65 m in the porphyry, from discovery in 1994 to 2007 with predominantly HQ and to a lesser degree NQ core. Diamond drilling accounted for 98 % of the metres drilled at this stage. Drilling recommenced in September 2010 and has focussed on three programs:

  Infill RC grade control drilling, totalling 8,938 m, on a 25 m x 25 m grid to assist with grade control models and preliminary mine scheduling. This has been included in the updated Resource Model. This drilling was conducted between September 2010 and January 2011.

  Infill RC resource drilling, totalling 12,966 m to close off gaps within the Resource to a more rigorous 50 m x 50 m pattern in the sandstone, and to close off a major geographical gap between the sandstone and the porphyry. This drilling commenced in January 2011 and is ongoing.

  Depth and strike extensions to the porphyry. These are all DC. There are 5 new holes drilled to date totalling 3,879 m. This drilling commenced in January 2011 and is ongoing. All core is HQ diameter to a depth of 450-500 m depending upon ground conditions, and then NQ diameter thereafter.

Up until 30th November 2011, the deposit has had 86,652 m of drilling, as summarised in Table 10.1_1.

Table 10.1_1
Summary Drilling Statistics
Year	DC (m)	RC (m)	RC Grade Control	Total (m)
			(m)
1996	3,745			3,745
1997	7,048			7,048
1998	7,219			7,219
1999	476			476
2003	3,107			3,107
2004	851			851
2005	19,705	1,186		20,891
2006	13,170			13,170
2007	4,362			4,362
2010			8,702	8,702
2011	3,879	12,966	236	17,081
Total	63,562	14,152	8,938	86,652

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10.2	Drilling Procedures

Up until 2007, DC holes were drilled by Sociedad Minera Cambior Peru S.A (SMCP) and RC holes were drilled by AK drilling. Most DC holes were drilled with HQ diameter until 1999 and about 40% of the holes were drilled NQ diameter from 1999 to 2005. The historical database does not clearly record core size. DC recoveries, in general, are very good, except where there are heavily oxidised zones. It is clear that in these areas there are wash outs and loss of fines from the core. RC drilling recoveries were noted as poor in general due to bad ground conditions and abundant underground water. There were 11 RC holes.

The recent drilling programs commencing in 2010 were by AK drilling (RC) and Explomin del Peru (DC). DC recovery is high, and RC sample recovery has increased markedly, in general, probably as a result of better drilling technology.

10.3	Drilling Orientation

Drilling prior to 2008 was generally drilled to the west at between 60 to 70 degrees dip. Holes were targeted to perpendicularly intersect the expected main trend of global mineralization.

Recent mapping in 2010 has determined that a primary orientation of 040o has not been systematically tested for both gold and copper mineralisation. The majority of the drilling in 2011 has been orientated orthogonal to this trend, and this has probably contributed to an elevated Au and Cu grade returned in assays. This has not yet been analysed in any detail.

10.4	Surveying Procedures

10.4.1	Accuracy of Drillhole Collar Locations

Historical drillhole collars were surveyed by Eagle Mapping Ltd. using total station and differential GPS. Survey accuracy is reported as +/-0.5 m. Recent drillhole collars have been surveyed using a Total Station GPS.

10.4.2	Down-hole Surveying Procedures

Prior to the 2005 drilling campaign, holes were down-hole surveyed using acid test every 50 m. This method uses acid, in a glass test tube, with the acid etching the tube and indicating the inclination or dip of the hole. It is carried out by lowering the tube down the hole to the desired depth, for each reading. Magnetic azimuth readings are not obtained by this method.

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Also tropari survey measurements are noted in the drillhole logs. A tropari is a directional surveying instrument that gives inclination and magnetic azimuth and can be used in open holes or through rods 36 mm (1.40 inches) or larger. Accuracy to +/-0.5 degrees is claimed by the manufacturer.

After hole 172, down-hole surveys were collected with a SingleSmart Flexit tool with a reported accuracy of +/-0.2 degrees, recording both dip and azimuth. Real-time recording tools were used from 2007 onwards.

Accuracy of the down-hole survey measurements meets acceptable industry standards. Post acid test holes were found to deviate in azimuth by an average 3.2º and have a tendency to steepen in dip by an average 2.9º.

All except 5 RC holes drilled in 2010/2011 have not yet been down hole surveyed in 2011 due to magnetic interference. A non-magnetic downhole Gyro tool has subsequently been purchased for down-hole surveys for RC holes.

Ian Dreyer considers the locations of the total data set of DC and RC holes have sufficient accuracy to make no material impact on the quality of the resource estimation.

10.5	Sterilisation Drilling

A total of 48 RC holes were drilled between September and November 2009 to ensure planned gold oxide Project infrastructure would not be placed in areas of potential economic mineralization. The holes were drilled to the south, east and north of the expected sulphide project pit limits to assess a planned waste dump to the south, planned gold oxide project infrastructure to the east and the planned gold oxide dump leach pad and ADR plant to the north.

There has been no further sterilisation drilling.

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Sampling Method and Approach

11.1.1	Diamond Core Sampling

Core mark-up and sampling has been conventional and appropriate. Samples are generally 2 m long, except on geological contacts. Core has not been orientated for structural measurements.

During earlier exploration programs the core was chiselled in half. It has been noted previously that when the core had been split using the chisel method, the remaining half core was completely fractured, and that silicified core was not well split using this technique.

More recently the core has been cut lengthways with a diamond saw and half-core is sent for assay.

Diamond core samples are numbered and collected in individual plastic bags with sample tags inserted inside. Each sample batch is made up of approximately 73 samples, including 3 quality control blanks, 3 standards and 3 field duplicates. Each work order consisted of a rice bag with samples along with an order list of which one copy was sent to the laboratory in Lima and another copy retained on site. Bags were closed with tie-wraps.

11.1.2	Reverse Circulation Sampling

RC samples were collected at 2 m intervals and quartered in riffle splitters. Sub-samples weigh approximately 6 kg and are collected in cloth-lined sample bags. The quality control insertion rate is identical to the DC procedure.

11.1.3	Surface Trench Sampling

The surface trench sampling is now of little use to this Project and has not been utilised in any interpretation or grade estimation.

11.1.4	Logging

Diamond core is logged in detail for geological, structural and geotechnical information, including RQD and core recovery. Whole core is routinely photographed.

Diamond core and RC chip logging is conventional and appropriate.

Core recovery has been recorded for all drillholes at 2 m intervals. Core recovery is generally 90-95% or higher and infrequently 70-80% or less. The lower recoveries occur mainly in the more weathered, upper parts of the deposit.

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There has been a major review of the previous core logging approach by Rio Alto geologists, although this review was not complete at the time of the compilation of this resource, however sufficient data has been collected to assist in refining the interpretation and estimation approach to the resource.

The emphasis has been on improving the alteration codes and to check if the numerous styles of intrusive, over and above those mentioned in Section 8.2 are appropriate. The consensus opinion is that more detail and system is required on logging of alteration and less internal division of porphyry’s is warranted.

11.2	Sample Security

Reference material is retained and stored on site, including half-core and photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. All pulps are stored at the La Arena exploration camp.

11.3	Sample Preparation and Analysis

The sample preparation methods for the samples submitted prior to 2003 are not documented. Since 2003 the sample preparation methods have been constant as outlined below.

The flow sheet for drill core sample preparation and analysis is included as Figure 11.3_1. Samples were digitally weighed, dried to a maximum of 120ºC (for wet samples), crushed to 70% < 2 mm (10 mesh), riffle split to 250 g, and pulverized to 85% < 75 µm (200 mesh). 50 g pulps were submitted for chemical analysis. These procedures have been in place since 2003.

Chemical analysis at the primary laboratory (ALS Chemex since 2005) and the secondary laboratory (CIMM Peru) consisted of fire assay (FA) with atomic absorption spectrometry (AAS) finish, using 50 g sub-samples. Those samples that analysed ≥ 5 g/t Au were analysed using gravimetric methods.

For Cu and Ag (and Mo, Pb, Zn, As, Sb and Bi) multi-acid (four) digestion AAS was used. Hg was analysed using cold vapour AAS. Until the end of 2004 the core samples from drillholes 1 to 125 were processed by CIMM Peru as the primary laboratory. The assay methods for the samples submitted prior to 2005 are not documented.

The primary laboratory has now switched back to CIMM Peru since 2010 with the secondary laboratory being ALS Chemex.

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Flow sheet for drill Core sampling, Sample Preparation and Analysis
2.5' dia core/2m sample/~6-7Kg
Split core in half
73 Samples by work order, include
Insert Blank (1/30)
Insert Standard (1/30)
Insert Field Duplicated sample (1/30)
Affix bar code and log sample in Lims
Sample weight
If samples are wet, the sample should be dried to maximum of 120°C
Crush to 70% < 2mm, all sample
Clean crusher
Split sample using riffle splitter
Split up to 250 gr
Keep Reject
Randomly select 1/20 for submission to Primary lab
Sample split is pulverized to 85% < 75 microns
1 in 30 cases submit up to 250gr split for duplicate reject
200gr sample
50gr sample
1 in 15 cases submit for duplicate analysis
Submit to chemical analysis
Randomly select 1/20 for submission to secondary lab
Review qc results
Merge analytical data with sample location and description in the database
Legend
Monitor Contamination
Introduction of sampling Error
Monitor sampling error
Monitor Accuracy

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12	DATA VERIFICATION

12.1	Introduction

There was little or no routine QAQC conducted prior to 2004 on the drillhole assays for this project.

QAQC since 2004 has been much more rigorous and this intensity has continued on with the Rio Alto ownership since 2007. In general, the QAQC in the field and in the laboratory is very rigorous.

There have been minor improvements made on bulk density determinations since the previous Resource model was constructed. However there is insufficient new data to make any changes to bulk densities with any confidence and therefore the values from the previous resource estimate have been retained.

The drillhole database has been reviewed and there are some minor issues with old data, particularly for Ag and Mo, that have been taken into account in this estimate. These issues need to also be remediated in the primary drillhole database.

12.2	Analytical Quality Control

There has been three phases of analytical quality control and quality assurance on the La Arena deposit. They are time bounded and are defined by:

  Pre 2004

  2004 to 2007.

  2010 onwards.

The emphasis of this Report is to briefly summarise all previous work that has been documented in the July 2010 Technical Report and to present the new data in detail.

12.2.1	Pre 2004 Quality Control

There was little or no routine QAQC conducted prior to 2004 on the drillhole assays for this project. This represents 125 drillholes out of a database of 726 holes or 17% of the entire database by holes and 18% by metres drilled. The holes with little or no QAQC are all diamond drillholes and are drilled to varying depths through both sandstone and intrusive lithologies and in both oxidised and fresh rock domains.

The hole numbers of these holes are from 001 to 125, having a variety of prefixes, generally pertaining to the year that the hole was drilled. These holes are relatively evenly spread throughout the deposit with 100 holes less than 250 m long and only 4 holes are greater than 400 m long.

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12.2.2	2004 to 2007 Quality Control

In June 2004 a rigorous QAQC program was implemented and consisted of:

  Standards and blanks inserted at a rate of 1:30.

  Field duplicates inserted at a rate of 1:30.

  Coarse (crushed) rejects submitted to the primary laboratory at a rate of 1:20.

  Pulp rejects submitted to the primary laboratory at a rate of 1:30.

  Pulp duplicates submitted to the primary laboratory at a rate of 1:15.

  Pulp duplicates submitted to secondary laboratory at a rate of 1:20.

Internal quality control by the laboratory consisted of 2 standards, 2 blanks, 2 duplicates from sample rejects, and 2 laboratory duplicates. ALS Chemex is an international company that has an ISO 9001:2000 certification at all their laboratories.

The results obtained for standards, blanks, rejects and duplicates display adequate accuracy and precision to be considered as reliable data sets.

These results are as presented in the graphs in the Appendix to the La Arena Pre-feasibility Study (November 2006) (PFS) and they have not been replicated in this Report.

There was no resource drilling completed between 2007 and September 2010.

12.2.3	2010 and Onwards Quality Control

The quality control results since the ownership of the project by Rio Alto are of high quality on field duplicates, blanks and standards.

RC and DC field duplicates, which are taken at a frequency of 1:20, show very good reproducibility, with 90% of the data having a precision within 10-20% as displayed in Figure 12.2.3_1 and this is indicative of the excellent quality of sampling practices observed during the site visit by Ian Dreyer, particularly on the RC sampling.

Standards are inserted at a frequency of 1:20. Au oxide standards display little bias and a high level of precision, as shown in Figure 12.2.3_2. Cu sulphide standards display a slight to moderate negative bias in all grade ranges as displayed in Figures 12.2.3_3. This is very consistent and should be followed up by Rio Alto. Au sulphide standards display little bias and a high level of precision, as shown in Figures 12.2.3_4. Ian Dreyer is satisfied that standards falling significantly outside the tolerance limits are incorrectly labelled samples.

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Blanks for Au show no signs of contamination. Minor contamination is noted in the Cu sulphide blanks, as displayed in Figure 12.2.3_5, however this has no material effect on the veracity of the remaining data. Rio Alto should attempt to make up a lower grade Cu blank.

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12.3	Comparative Testwork

The comparative testwork between data sets has not been reviewed in any more detail than the Technical Report of July 31, 2010 which is restated here for completeness.

Gold in the oxide resource at La Arena is preferentially situated within numerous fractures within the sandstone, quartzite and brecciated material that host the oxide resource. During the diamond drilling and core cutting process water is utilized to cool and lubricate the diamond bits and this water can potentially wash the fine friable material out of the fractures in the rock. Given the gold mineralization is located within these fractures the resulting core used for analysis can underestimate the total gold content. This sampling issue with diamond drilling has been identified in a number of other projects in Peru.

Rio Alto completed a channel and bulk sampling program over a 3 month period at the start of 2009. 10 pits were excavated to a maximum depth of 10 m. The pits were located to provide a representative distribution of the oxide resource and were excavated on the existing HQ diamond holes utilized in the current La Arena oxide resource estimate.

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Channel samples weighing approximately 10 kg each were taken 20 cm parallel to the existing drillhole on two metre intervals (equivalent to the diamond drill sample length and spacial position). Bulk samples were also taken (1.5 m by 1 m shaft by 2 m intervals) then dried, homogenized and a total of 10 representative 10 kg samples were taken for analysis from each bulk sample.

The results of the sampling and the original diamond drillhole grades are outlined in Table 12.3_1.

The results from this comparative study, although representative of only 39 samples in the La Arena oxide resource, demonstrates that in the case of both the bulk sample and the channel samples taken, the gold grade, in the majority of cases, tends to be significantly higher than the grades achieved by diamond drilling.

The reverse circulation drillhole twinning program recommended by Coffey Mining has not yet been undertaken due to time constraints.

12.4	Bulk Densities

Bulk densities assigned to the resource estimates were derived by Iamgold from four different sources:

  Nearby projects, for Quaternary alluvium.

  Water-immersion (wax) measurements during 2005, for sandstone, fractured sandstone, brecciated sandstone, siltstone and intrusive breccia.

  Water-immersion (wax) measurements during 2006, for the various porphyry types.

  Published theoretical values, for dykes, shale-limestone and diorite.

The variety of rock types have been amalgamated in this resource, to some degree, as described in Section 14. The previous bulk densities have been averaged in this case.

Recent bulk density measurements have been ongoing on site, but there are insufficient to make any material changes to bulk density in this resource estimate.

12.5	Verification Sampling

Independent verification sampling has not been carried out as this Project is now an operating mine.

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Table 12.3_1 Summary of Channel and Bulk Sampling Compared to Diamond Drilling
Hole	From	To	Recovery in DDH (%)	ORI_DDHppb	Channel_ppb	Bulk_ppb	Channel vs DDH	Pit vs DDH
96D-LA-045	2	4	no data	33	25	13	-24%	-60%
96D-LA-045	4	6	no data	25	1,506	1,023	5924%	3991%
96D-LA-045	6	8	no data	1,180	881	4,523	-25%	283%
96D-LA-045	8	10	no data	460	2,197	989	378%	115%
98D-LA-058	0	2	57.5	1,000	1,424	2,032	42%	103%
98D-LA-058	2	4	60	360	1,021	550	184%	53%
98D-LA-058	4	6	70	180	196	253	9%	41%
98D-LA-068	0	2	75	510	2,157	851	323%	67%
98D-LA-068	2	4	85	770	2,754	912	258%	18%
98D-LA-068	4	6	100	930	3,687	1,629	296%	75%
98D-LA-068	6	8	100	2,700	5,643	2,343	109%	-13%
98D-LA-068	8	10	100	3,770	6,394	3,541	70%	-6%
98D-LA-075	0	2	89	570	883	649	55%	14%
98D-LA-075	2	4	80	440	1,273	515	189%	17%
98D-LA-075	4	6	78	42	274	369	552%	780%
98D-LA-075	6	8	75	350	108	413	-69%	18%
98D-LA-077	0	2	80	270	156	72	-42%	-73%
98D-LA-077	2	4	82.5	92	1,565	1,442	1601%	1468%
98D-LA-077	4	6	84	2,010	2,138	3,798	6%	89%
98D-LA-077	6	8	98	6,940	2,614	3,394	-62%	-51%
98D-LA-087	0	2	55	1,240	789	1,260	-36%	2%
98D-LA-087	2	4	67.5	1,380	4,340	1,529	214%	11%
98D-LA-087	4	6	55	11,100	21,160	5,073	91%	-54%
98D-LA-087	6	8	57.5	1,640	4,634	4,212	183%	157%
98D-LA-087	8	10	60	1,680	5,092	7,259	203%	332%
98D-LA-123	0	2	99	239	296	190	24%	-20%
98D-LA-123	2	4	97.5	517	575	458	11%	-12%
98D-LA-123	4	6	95	659	2,791	1,959	324%	197%
98D-LA-123	6	8	92.5	2,079	1,917	1,275	-8%	-39%
98D-LA-123	8	10	95	89	2,119	622	2281%	599%
05D-LA-146	0	2	80	1,105	5,355	6,685	385%	505%
DDH-LA-245	0	2	91.5	1,000	2,127	1,351	113%	35%
DDH-LA-245	2	4	97.5	534	3,472	1,065	550%	99%
DDH-LA-245	4	6	97.5	1,475	1,815	1,071	23%	-27%
DDH-LA-253	0	2	32.5	1,155	2,363	999	105%	-13%
DDH-LA-253	2	4	28.5	254	851	1,160	235%	356%
DDH-LA-253	4	6	37.5	526	809	1,541	54%	193%
DDH-LA-253	6	8	50	388	1,384	3,308	257%	752%
DDH-LA-253	8	10	95	2,320	3,142	2,645	35%	14%
Average				1,334	2,614	1,871	96%	40%

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12.6	Drillhole Database

The drillhole database is now housed in a commercial quality Acquire database.

The Iamgold database has been reviewed in 2010 and 2011 and the following changes have been made to the data in conjunction with a major re-logging exercise

  The creation of simplified lithological codes by amalgamation of numerous styles of porphyry into one intrusive unit, and these are coded separately as such in the database.

  The amalgamation and rationalisation of numerous alteration codes.

Hard copies of original paper drill logs, daily drill reports, core photos, assay results, and various ancillary logging features are stored on site at La Arena.

12.7	Adequacy of Data

The historical data, prior to 2004, has a lack of documented quality control. The new data presented is robust and there are sufficient controls in place to ensure that the data collection is reliable and adequate for this resource estimate.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

The La Arena Project comprises an oxide portion containing gold mineralization, and a sulphide fraction containing both primary and secondary copper mineralization. The gold bearing oxide material is currently being processed via a dump leach. Sulphide material is planned to be treated via a conventional grinding and flotation circuit.

Extensive metallurgical testwork has been undertaken on the gold oxide material as part of the gold oxide feasibility study for the dump leach project.

Metallurgical testwork has also been undertaken to assess the mineralogical, comminution and flotation characteristics of the sulphide mineralization types. This testwork focused on copper recovery and enabled key process design parameters to be established. Results to date indicate the copper concentrate can be regarded as clean without any major penalty elements.

No new metallurgical testwork has been completed since the July 31, 2010 Technical Report was completed however the gold oxide dump leach project has since been constructed and is in pre-production phase, with a total of 19,369 oz of gold having been produced up to 30 September 2011.

A metallurgical testwork program to further investigate the metallurgical response of sulphide material is planned. To this end drill core intercepts have been identified in order to prepare composite samples and quotations from metallurgical testing laboratories have been obtained. Preparation of testwork composites is currently in progress.

This Section summarises the more detailed metallurgical testing information contained in the July 31, 2010 Technical Report and highlights the differences from the testwork to the preliminary operational results obtained to date for the gold oxide dump leach Project. Further details of the dump leach operation are included in Section 17.

13.1	Mineralogy

13.1.1	Oxide

The oxide mineralization consists mainly of sandstone, quartzite and dacite material types, with minor amounts of brecciated sulphide porphyry and siltstone also observed. The gold mineralization in the sandstone/quartzite samples was found to consist of relatively large, liberated grains with sizes averaging 100 µm. Some electrum was seen, both free and associated with gangue and sulphide minerals.

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Several other oxide samples containing an amount of clay material showed completely different gold mineralization, in that no coarse gold particles were observed. The microscopic examination of the concentrate produced by heavy liquid separation indicated that most of the gold grains were associated with limonite, un-liberated quartz and the lighter gangue fractions. Evaluation of the average gold grain size had to rely on a very limited number of observations and is therefore not considered reliable. All gold particles detected exhibited a size below 1 micron.

The third type of oxide mineralization was observed in samples taken closer to the adjacent copper sulphide deposit, and contained a larger portion of the brecciated sulphide porphyry material. The heavy media concentrate (sink fraction) produced for this material consisted largely of quartz and pyrite grains in almost equal proportions. Traces of chalcopyrite were also found, as well as chalcocite. Native gold was rarely seen, being present mainly in association with pyrite. Significant amounts of copper and other deleterious elements such as lead, iron and arsenic were also observed, which would be detrimental to cyanide leaching, however this material is expected to represent only a small portion of the total oxide material.

13.1.2	Sulphide

The copper sulphide mineralization has previously been categorized into three types, Primary High Grade, Primary Average Grade and Secondary ore for the purposes of metallurgical testing.

Pyrite is the most dominant sulphide mineral present in all cases, while quartz, phyllosilicates and feldspars account for most of the non-sulphide minerals in each of the ore types. Copper is present almost entirely as chalcopyrite and less bornite in the primary ore types with little to no secondary copper minerals present. The secondary ore type however includes significant amounts of secondary copper mineralization including covellite and chalcocite, although chalcopyrite is still the dominant copper-bearing mineral.

Trace quantities of molybdenum as molybdenite were also observed in all three samples. A study of the grain size distribution indicated the copper bearing and molybdenum minerals to be relatively fine grained in comparison to the larger pyrite and non-sulphide gangue materials.

The gold association was determined by heavy liquid separation. Analysis of the float and sink products indicated that the gold is evenly distributed between the pyrite/sulphide (49%) sinks, and quartz/silicate gangue (47%) float fractions. Subsequent super-panning and concentration of the sinks fractions revealed the presence of only a small amount of coarse gold, with liberated particles accounting for 4% of total gold, with the rest being fine grain inclusions in pyrite and quartz gangue material.

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13.2	Metallurgical Sampling and Testwork Programs

Details of all metallurgical sampling and testwork programs undertaken to date are described in the July 31, 2010 Technical Report.

It is also planned to erect test columns at La Arena to carry out testwork on the high copper (>300 ppm Cu) gold oxide material.

13.3	Heap and Dump Leach Testwork Results

Results from all gold oxide project metallurgical testwork is described in the July 31, 2010 Technical Report. From this work the cyanide consumption was very low, averaging 0.15 kg/t for all samples. Lime consumption is medium to high averaging 1.0 kg/t and is very similar to previous testwork. Based on the test results the use of dump leaching rather than heap leaching (where the ore is crushed), and from experience at comparable operations close to La Arena it was concluded that a gold recovery of 80% and a cyanide consumption of 0.20 kg/t was reasonable.

Results to date, as discussed in Section 17, generally support these conclusions.

13.4	Copper Sulphide Testwork

A comprehensive testwork programme was initiated as part of the Iamgold PFS, as is described in detail in the July 31, 2010 Technical Report. This includes:

  Grade Analysis

  Grind Size Determination

  Rougher Flotation and Reagent Selection

  Cleaner Flotation and Regrind Testwork

  Locked Cycle Flotation Testwork

  Variability Testwork

  Flotation Tail Cyanidation

As part of Sulphide Project Feasibility Study that is currently underway a metallurgical testwork program to further investigate the metallurgical response of sulphide material is planned.

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14	MINERAL RESOURCE ESTIMATES

14.1	Introduction

This is a major update to the Iamgold Mineral Resource model estimate which was used for the November 2006 prefeasibility study and updated in February 2007 for the oxide heap leach scoping study. This 2011 model and estimate is for gold, copper, molybdenum and silver using ordinary kriging. The resource update is for both the oxide and sulphide component of the deposit and it has been based on re-interpreted geology and mineralisation, some additional drill data and has been re-estimated based on updated metal prices and pit optimization parameters.

The approach taken for the oxides is a more selective interpretation, utilising a nominal 0.1 g/t cut-off grade, when compared to the previous stratabound interpretation by Iamgold, as displayed in Figure 14.1_1. This revision is based upon new data from RC drilling, pit mapping, blasthole information and reconciliation of the previous model with mining data. The majority of the high grade domains are between 15-40 m thick, so whilst they are more selective than in the past, they are still clearly amenable to bulk mining. The interpreted oxidation profile is now deeper and further east than the previous estimate due to additional data. The small transitional zone in the previous model has been removed.

The approach taken for the sulphides is a more bulked approach than the Iamgold estimate as displayed in Figures 14.1_2 and 14.1_3. The intrusive has been modelled as one domain, and the sandstone has been modelled as another domain. There are no internal sub-domains within either the sandstone or intrusive domains. This change in approach is due to a review by Rio Alto of the previous detailed geological domains, and also due to new data which suggests that the higher grade Cu grade based boundaries, as previously interpreted by Iamgold, within the sulphide resource are unreliable, due to the nature of the mineralisation.

It is important to note that the Iamgold resource did not estimate any metal into what was then interpreted as a series of dykes, as displayed in Figures 14.1_2 and 14.1_3. Re-logging of this material and new drilling has clearly shown that this material is mineralised and is part of the economic intrusive body, rather than a later barren dyke episode.

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Figure 14.1_1

815250
815500
815750
816000
816250

Cross Section – 9126185N – Au Oxide Domains – Iamgold Resource Model

815250
815500
815750
816000
816250

AU

FROM	TO	
0.0	0.1	(yellow)
0.1	0.3	(green)
0.3	0.6	(blue)
0.6	1.5	(red)
1.5	+	(magenta)

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Figure 14.1_2

Cross Section – 9126750N – Cu – 2011 Resource Model

815500
815750
816000
816250
816500
815500
815750
816000
816250
816500

Cross Section – 9126750N – Cu – Iamgold Resource Model

815500
815750
816000
816250
816500
815500
815750
816000
816250
816500
CU (ppm)
FROM TO
0.0 500.0
500.0 1000.0
1000.0 3000.0
3000.0 +

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The major re-logging completed in 2011 is likely to introduce some alteration domains and structural domains that may be incorporated in future resource estimates.

Parent cell sizes have been increased to 10 m (X) x 20 m (Y) x 6 m (Z) as previously recommended by Coffey Mining in 2010. This is reflective of the current selective mining unit and of the resource drilling pattern. Composite lengths have been increased to 6m to match the mining bench height. Upper cuts have not been applied to the data due to the robust and well-structured grade populations. The current positive grade reconciliation from blasthole data to the previous resource model also supports not using upper cuts to modelled grades.

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Resource classification codes have been revised in line with recommendations by Coffey Mining in 2010. Resources have been classified based on geological confidence, drilling density and interpolation pass. Resources have also been estimated by coding the model within a set of wireframes after reviewing all available data.

The oxide Resource is open to the north-west. The sulphide Resource is still open in all directions. There is an apparent trend of increasing grade with depth that needs to be confirmed with additional drilling.

14.2	Database

The drillhole database used for this estimate was sourced from the Rio Alto Acquire database and imported into a Microsoft Access database, named DH_Database_LA_Nov2011.mdb.

The database is dated 30th November 2011 and includes the most recent deep drilling into the Sulphide Resource.

The issues with the Rio Alto Acquire Database that were rectified in the Datamine database used for estimation are:

  Molybdenum assays in some historical holes were set to a default grade of 49.5 ppm in the Acquire Database. There is no supporting evidence for this and these grades have not been used in the estimate.

  Silver assays in some historical holes were set to a default grade of 49.0 ppm in the Acquire database. There is no hard copy or digital copy evidence of the reasons for this and these grades have not been used in the estimate.

  Intervals that had pending assay results were set in the Acquire Database to -99. These grades have been not been used in this estimate.

  Gold assays that are below detection were set in the Acquire Database to values of -0.001,-0.005 and -0.01. In all cases these assays have been re-set in the Datamine Database to 0.005 ppm.

  Copper assays that are below detection were set in the Acquire Database to values of -0.5 ppm. In this case these assays have been re-set in the Datamine Database to 0.005 ppm.

  Silver assays that are below detection are set in the Acquire Database to values of -0.2 ppm. In this case these assays have been re-set in the Datamine Database to 0.005 ppm.

  Silver and Molybdenum assays were set to -1 in the Acquire Database for unassayed samples. These grades have been not been used in this estimate.

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  Twenty holes, within mineralised zones and chosen randomly, were compared to the hard copy assay reports and no transposition issues were noted.

14.3	Geological Modelling

14.3.1	Oxide Zone Interpretation

Pit mapping and blast hole data clearly shows the presence of three structural controls on higher grade gold mineralisation, as described in Section 7.2.

Two of these structural trends cut across lithologies and also create mineralising conduits within individual lithologies. It was therefore decided to attempt to use the blast hole information and pit mapping to project down these discrete zones into the wider spaced resource drilling. This work proved unsuccessful due to insufficient data in the resource drilling. The adopted alternative approach was to interpret clear bedding parallel mineralisation and to adjust the shapes in areas where sub-vertical control by the northerly and north-east trending structures was obvious. This effectively creates flexures in dip within some of the resource shapes.

This interpretation style transgressed the sediment/porphyry boundary, and is supported by pit exposures and blast hole logging. The down-hole Au cut-off used for interpretation was 0.1 g/t with no maximum length criteria for internal waste. This cut-off grade reflects a likely economic cut-off grade.

Interpretations were completed on a combination of 25 m and 50 m cross sections depending upon the drilling pattern.

Drillholes were manually coded with gold oxide domains. Wireframes were not snapped to drillholes due to a variety of drill orientations generating some large changes in interpreted shapes within local areas. There were a total of 36 individual domains interpreted as displayed in Figure 14.3_1.

The base of total oxidation surface was re-interpreted and adjusted with new information. This was reasonably clear in the new RC logging and the old logging was re-assessed. The base of total oxidation was extended downwards by up to 50 m in places where there was new data, and further to the east. A partial oxidation surface was not interpreted due to the difficulty determining this surface because of its transitory nature. This zone appears to be very thin in most areas and is not material.

Cu shows a strong association with gold in the oxide profile and the gold resource shapes were used as hard boundaries to constrain the copper mineralisation also. This was also the case for Ag and Mo, although these elements are of little economic significance within the oxide profile.

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14.3.2	Sulphide Zone Interpretation

Rio Alto instigated a major review of the controls on sulphide mineralisation since December 2010. The review is based on re-logging all available diamond drilling on 100 m centres and correlating it with recent DC and RC information. This review is almost complete at the time of this Report. The preliminary findings, which are still being assessed, are that:

  The subdivision of the intrusives into multiple styles of porphyry, multiple styles of dykes, and other units is not valid, particularly for modelling purposes.

  The subdivision of the sedimentary units into sandstone, siltstone, and other units is not valid and the sedimentary package is a sandstone with minor variations in grain size.

  The major controls on copper mineralisation appear to be sub-vertical alteration domains of varying thickness.

  There appears to be some structural control on higher copper grades although this is not yet clear.

The new drilling completed in 2011 shows:

  A moderate correlation with old drilling. The differences were significant in some areas and therefore the previous grade-based copper domains were not retained. This is a significant change to both the core of the intrusive and the margins as displayed in Figure 14.3_2. Note that the previous resource model did not estimate any grades into some cells that were deemed to be barren ‘dykes’ under the previous interpretation as already discussed.

  A weakening of Cu grades in “The Gap” between the well drilled core of the intrusive and the well drilled core of the sandstone. The results show that Cu grades have a gradational cut-off to the west, on the margin of the two main lithologies, rather than any clear or sharp cut-off as was implied from the previous model.

  That the intrusive is still open in all directions.

  That the Copper grade appears to be increasing with depth. This has some geological foundation as the Potassic alteration zone has not yet been fully encountered in the drilling.

This new Resource Model is strictly a geological model for the sulphide domain. The sandstone lithology was modelled separately to the intrusive lithology. Internal grade domains were not utilised for any of the elements within the sulphide domain.

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14.4	Sample Selection and Compositing

Samples were selected for the resource estimate by:

  Manually coding the higher grade oxide Au domains and then merging this file with the Datamine drill hole file.

  Coding the other samples within the sandstone and intrusive wireframes.

The common raw sample length in the data is 2 m as displayed in Figure 14.4_1 and Figure 14.4_2. Samples were composited to 6 m lengths, as also displayed in Figures 14.4_1 and 14.4_2 as this reflects the current bench height used in mining.

The Datamine routine used was to composite each drillhole to samples of a common length, as close to 6m as possible, to ensure that all the intervals were used in the estimate. This also ensured that the bottom 2 m sample was always composited rather than being discarded as a residual.

The minimum composite length used was 1 m for the oxide zone, due to the occurrence of a few narrow zones, and 2 m for the sulphide zone. The relative percentage of composite lengths used in the estimate is displayed in Tables 14.4_1 and 14.4_2.

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Table 14.4_1 Composite Lengths – Oxide High Grade Domains
Sample Length (m)	Composites	Percentage of Composites	Length (m)	Percentage of Length
0-1	5	0.04%	6.3	0.01%
1-2	49	0.41%	98.0	0.14%
2-3	3	0.03%	7.4	0.01%
3-4	5	0.04%	17.3	0.02%
4-5	107	0.90%	438.1	0.62%
5-6	4,856	40.62%	28,076.7	39.43%
6-7	6,697	56.02%	40,852.8	57.37%
7-8	229	1.92%	1,680.8	2.36%
8-9	4	0.03%	34.9	0.05%
Total	11,955	100.00%	71,212.2	100.00%

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Table 14.4_2 Composites – Sulphide Zone
Sample Length (m)	Composites	Percentage of Composites	Length (m)	Percentage of Length
0-1	-	0.00%	-	0.00%
1-2	-	0.00%	-	0.00%
2-3	61	0.62%	122.0	0.21%
3-4	-	0.00%	-	0.00%
4-5	2	0.02%	8.0	0.01%
5-6	2,965	30.19%	17,589.8	29.97%
6-7	6,778	69.02%	40,858	69.63%
7-8	14	0.14%	105.0	0.18%
8-9	-	0.00%	-	0.00%
Total	9,820	100.00%	58,682.9	100.00%

14.5	Basic Statistics

The statistical analysis was undertaken based on 6 m composites separated into the oxide and sulphide domains. Data was reviewed for Au (g/t), Cu (ppm), Ag (g/t), and Mo (ppm). The summary statistics are presented in Table 14.5_1 and the most relevant domains containing substantial Au and Cu metal are presented in Figures 14.5_1 to 14.5_3.

Within the oxide domain, only the high grade gold domains are presented as there is no significant metal to review in the background zone, below 0.1 g/t Au. Data within the sulphide domain is separated into sandstone and intrusive domains.

Gold and copper have been well sampled in the drilling with >99% of data available, with little variation in sampling density between the oxide and sulphide domains. Silver is much less well sampled, with 66% of oxide high grade domain being sampled and 54% for the sulphide domain. Molybdenum is a little better sampled than silver with 80% of the oxide domain being sampled, and 73% of the sulphide domain.

The major reduction in the percentage of silver data that has been used in this update, when compared to the last resource estimate, is due to the identification of previous default silver assays that are clearly inappropriate and unsubstantiated. This is not material to the project as silver has no economic significance.

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The gold and copper distributions are typically well to very well structured, with minimal outliers, due in part to the selected composite length. Grade capping was not considered appropriate for this deposit, at this stage, due to the robustness of the data distributions, the larger block sizes used in this resource model, and the current strongly positive grade reconciliation to this resource model.

Table 14.5_1 Basic Statistics Summary
Variable	Mean	Variance	Std Dev	CV	Composites	Minimum Value	Maximum Value
Oxide Domain – High Grade Zones Only
Au (g/t)	0.56	0.95	0.97	1.74	4855	0.00	15.56
Cu (ppm)	824.51	489008	2211	2.68	4855	3.11	64766.2
Ag (ppm)	0.37	2.46	1.57	4.21	4855	-	95
Mo (ppm)	10.81	612.54	24.75	2.29	4855	-	483.75
Sulphide Domain - Sandstone
Au (g/t)	0.18	0.10	0.32	1.79	463	-	2.20
Cu (ppm)	200.5	1071777	1035	5.16	463	2.98	16106.7
Ag (ppm)	0.18	0.23	0.48	2.71	463	-	4.3
Mo (ppm)	3.87	33.53	5.79	1.50	463	-	59.44
Sulphide Domain - Intrusive
Au (g/t)	0.19	0.04	0.20	1.06	9357	-	4.22
Cu (ppm)	2231.82	6210635	2492	1.12	9357	7.03	55081.3
Ag (ppm)	0.26	0.45	0.67	2.55	9357	-	15.53
Mo (ppm)	28.00	1833	42.82	1.53	9357	-	1203.3

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Figure 14.5_1

Composites – Au in High Grade Domains (Oxide)

Histogram for AU
ALL OXIDE HG ZONES- COMPOSITES
Points: 4855
Weights: 4855
Mean: 0.561
Std Dev: 0.974
Variance: 0.949
CV: 1.736
Skewness: 6.985
Kurtosis: 72.382
Geom Mean: 0.321
Log-Est Mean: 0.517
Maximum: 15.56
75%: 0.559
50%: 0.292
25%: 0.166
Minimum: 0
Frequency (% of 4855 points)
AU

Log Probability Plot for AU
ALL OXIDE HG ZONES- COMPOSITES
Points: 4855
Weights: 4855
Mean: 0.561
Std Dev: 0.974
Variance: 0.949
CV: 1.736
Skewness: 6.985
Kurtosis: 72.382
Geom Mean: 0.321
Log-Est Mean: 0.517
Maximum: 15.56
75%: 0.559
50%: 0.292
25%: 0.166
Minimum: 0
Cumulative Probability (%)
AU

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Figure 14.5_2

Composites – Au in Intrusive Domain (Sulphide)

Histogram for AU
SULPHIDE ZONE - INTRUSIVE
Points: 9357
Weights: 9357
Mean: 0.186
Std Dev: 0.198
Variance: 0.039
CV: 1.064
Skewness: 4.038
Kurtosis: 42.135
Geom Mean: 0.119
Log-Est Mean: 0.202
Maximum: 4.22333
75%: 0.237
50%: 0.129
25%: 0.064
Minimum: 0
Frequency (% of 9357 points)
AU

Log Probability Plot for AU
SULPHIDE ZONE - INTRUSIVE
Points: 9357
Weights: 9357
Mean: 0.186
Std Dev: 0.198
Variance: 0.039
CV: 1.064
Skewness: 4.038
Kurtosis: 42.135
Geom Mean: 0.119
Log-Est Mean: 0.202
Maximum: 4.22333
75%: 0.237
50%: 0.129
25%: 0.064
Minimum: 0
Cumulative Probability (%)
AU

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Figure 14.5_3

Composites – Cu in Intrusive Domain (Sulphide)

Histogram for CU
SULPHIDE ZONE - INTRUSIVE
Points: 9357
Weights: 9357
Mean: 2231.823
Std Dev: 2492.115
Variance: 6210635.377
CV: 1.117
Skewness: 3.375
Kurtosis: 33.624
Geom Mean: 1138.295
Log-Est Mean: 2811.598
Maximum: 55081.3
75%: 3198.950
50%: 1423.333
25%: 470.979
Minimum: 7.03333
Frequency (% of 9357 points)
CU

Log Probability Plot for CU
SULPHIDE ZONE - INTRUSIVE
Points: 9357
Weights: 9357
Mean: 2231.823
Std Dev: 2492.115
Variance: 6210635.377
CV: 1.117
Skewness: 3.375
Kurtosis: 33.624
Geom Mean: 1138.295
Log-Est Mean: 2811.598
Maximum: 55081.3
75%: 3198.950
50%: 1423.333
25%: 470.979
Minimum: 7.03333
Cumulative Probability (%)
CU

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14.6	Variography

The variography generated for the La Arena deposit was based on the 6 m composite data coded with the mineralisation interpretation. The entire drill hole data set was used. Variograms were generated using Datamine software to determine true downhole nugget effect and Supervisor software for directional variograms and modelling.

Two structure spherical models were used to model the variograms for Au and Cu. Variograms for Ag and Mo were poor and reflect lower data density. The variograms used for these elements were derived from the Au variogram for the oxide portion of the resource and Cu variogram for the sulphide portion of the resource.

The variogram orientations and anisotropies reflect obvious geological and visible data trends. Anisotropic variograms were oriented with no plunge for the major axis and a variety of dips for the semi-major axis reflecting the known mineralisation trends.

The Au and Cu grade variograms that were of acceptable quality generally had a well defined nugget variance of 25-35%. The ranges observed vary from 200 m to 400 m depending upon the element and the oxidation state of the domain. Cu tends to have a slightly higher nugget effect than Au and longer ranges of continuity. Absolute variograms were used to generate the nugget effect in Datamine. Pairwise relative variograms were used to generate directional variograms in Supervisor.

The Au variograms are of reasonable quality for the largest high grade Au oxide domain, ZONECODE 1, and the sulphide intrusive domain. Au variograms for the remaining high grade oxide domains were borrowed from ZONECODE 1. Cu variograms were generally of poor to moderate quality within the oxide domain and these were borrowed from the Au variography for interpolation when necessary.

All variograms for the sulphide sandstone domain were of poor quality and the intrusive domain variography was utilised within the sandstone domain during interpolation.

The variograms used in the estimate are displayed in Tables 14.6_1 to 14.6_2 and Figures 14.6_1 to 14.6_6.

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Table 14.6_1
Semi-Variogram Models
Zonecode	Variable	Major Axis		Semi Major Axis		Minor Axis		Relative Nugget (C0%)	Sill 1 (C1%)	Range Structure 1 (m)			Sill 2 (C2%)	Range Structure 2 (m)
		Dip (º)	Azimuth (º)	Dip (º)	Azimuth (º)	Dip (º)	Azimuth (º)			Major Axis	Semi Major Axis	Minor Axis		Major Axis	Semi Major Axis	Minor Axis
Oxide -1	All	0	135	-60	045	-30	225	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -2	All	0	000	-40	090	-50	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -3	All	0	010	-20	100	-70	280	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -4	All	0	000	-55	090	-45	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -5	All	0	000	-30	090	-60	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -6	All	0	000	-50	090	-40	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -7	All	0	000	-30	090	-60	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -8	All	0	000	-27	090	-63	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -10	All	0	000	-40	090	-50	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -11	All	0	015	-35	105	-55	285	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -12	All	0	000	-40	090	-50	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -13	All	0	000	-15	090	-75	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -14	All	0	000	-30	090	-60	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -15	All	0	000	-30	090	-60	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -16	All	0	000	-30	090	-60	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -17	All	0	000	-45	090	-45	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -18	All	0	000	-40	090	-50	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -19	All	0	000	-60	090	-30	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -20	All	0	150	-50	060	-40	240	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -21	All	0	000	-30	090	-60	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -22	All	0	000	-40	090	-50	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -23	All	0	020	-30	110	-60	290	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -24	All	0	000	-40	090	-50	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -25	All	0	000	-30	090	-60	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -26	All	0	150	-40	060	-50	240	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -27	All	0	000	-30	090	-60	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -28	All	0	150	-40	060	-50	240	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -29	All	0	000	-40	090	-50	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -30	All	0	030	-10	120	-80	300	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -31	All	0	000	-40	090	-50	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -32	All	0	000	-30	090	-60	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -33	All	0	000	-15	090	-75	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -34	All	0	165	-30	075	-60	265	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -35	All	0	000	-25	090	-65	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -36	All	0	000	-30	090	-60	270	0.35	0.45	100	100	30	0.20	200	200	60

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Semi-Variogram Models (Continued)
Zonecode	Variable	Major Axis		Semi Major Axis		Minor Axis		Relative Nugget (C0%)	Sill 1 (C1%)	Range Structure 1 (m)			Sill 2 (C2%)	Range Structure 2 (m)
		Dip (º)	Azimuth (º)	Dip (º)	Azimuth (º)	Dip (º)	Azimuth (º)			Major Axis	Semi Major Axis	Minor Axis		Major Axis	Semi Major Axis	Minor Axis
Oxide -37	All	0	135	-60	045	-30	225	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -80	All	0	000	-40	090	-50	270	0.35	0.45	100	100	30	0.20	200	200	60
Oxide -90	All	0	010	-20	100	-70	280	0.35	0.45	100	100	30	0.20	200	200	60
Sul -80	Au	0	000	-50	090	-40	270	0.20	0.60	150	100	50	0.20	300	200	100
Sul -80	Cu	0	160	-70	070	-20	250	0.35	0.45	100	100	30	0.20	200	200	150
Sul -80	Ag	0	160	-70	070	-20	250	0.35	0.45	100	100	30	0.20	200	200	150
Sul -80	Mo	0	160	-70	070	-20	250	0.35	0.45	100	100	30	0.20	200	200	150
Sul -90	Au	0	000	-50	090	-40	270	0.20	0.60	150	100	50	0.20	300	200	100
Sul -90	Cu	0	160	-70	070	-20	250	0.35	0.45	150	100	70	0.20	200	200	150
Sul -90	Ag	0	160	-70	070	-20	250	0.35	0.45	150	100	70	0.20	200	200	150
Sul -90	Mo	0	160	-70	070	-20	250	0.35	0.45	150	100	70	0.20	300	200	150

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14.7	Block Modelling

The block model was generated using Datamine mining software. A parent block size of 10 mE x 20 mN x 6 mRL was selected with sub-blocking to 2.5 mE x 5.0 mN x 1.5mRL cell size to improve volume representation of the interpreted wireframe models.

The parent block size has been doubled in the X and Y directions when compared to the Iamgold estimate of 5 m (X) x 10 m (Y) whilst retaining the same size in the Z direction. This increase in block size is reflective of the current selective mining unit (SMU) employed at present in the open pit oxide operations. It is also a likely SMU for mining of the sulphide resource.

The larger parent block size is also a better fit to more adequately represent the grade tonnage curve generated by the resource drilling spacing which is a mixture of 25 m x 25 m and 50 m x 50 m spacing.

Parent blocks have been sub-celled to better represent the volume of the narrower high grade oxide domains and on lithological boundaries. They have also been sub-celled around the original topographic surface.

The increase in the parent block size and the introduction of sub-celling to more adequately represent wireframe volumes is in alignment with recommendations by Coffey Mining in their 2010 technical report.

All wireframes were checked visually to ensure that there was adequate filling with blocks. All high grade gold oxide domains were projected above the topographic surface to ensure that there were no edge effects in volume filling and then they were cut with the surface topography.

The block model parameters are shown in Table 14.7_1. Each block was characterized by a series of attributes, as described in the Table 14.7_2.

Table 14.7_1 Block Model Parameters
	East	North	Elevation
Minimum Coordinates	814,500	9,125,100	2,500
Maximum Coordinates	817,500	9,127,900	4,300
Parent Block size (m)	10	20	6
Minimum Sub-Block Size (m)	2.5	5	1.5

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Table 14.7_2 Datamine Block Model Attributes List
Attribute	Type	Description
IJK	Numeric	Parent Cell Identifier
XC	Numeric	Centroid of cell easting
YC	Numeric	Centroid of cell northing
ZC	Numeric	Centroid of cell RL
XINC	Numeric	Cell easting dimension
YINC	Numeric	Cell northing dimension
ZINC	Numeric	Cell RL dimension
ROCKTYPE	Numeric	1=Sandstone, 2=Intrusive
RESCODE	Numeric	1=Measured, 2=Indicated, 3=Inferred,4=Unclassified
DENSITY	Numeric	Bulk Density
ZONECODE	Numeric	1-37=High Grade Oxide Gold Domains; 80=Sandstone; 90=Intrusive
OXIDE	Numeric	O=Sulphide; 1=Oxide
AU	Numeric	Au (g/t) grade estimated by Ordinary Kriging
CU	Numeric	Cu (ppm) grade estimated by Ordinary Kriging
AG	Numeric	Ag (ppm) grade estimated by Ordinary Kriging
MO	Numeric	Mo (ppm) grade estimated by Ordinary Kriging
NSAU	Numeric	Number of composites used in grade interpolation for Au estimate
PASSAU	Numeric	Interpolation Pass for Au estimate
DISTAU	Numeric	Distance to the nearest Au composite
VARAU	Numeric	Kriging Variance for Au estimate
NSCU	Numeric	Number of composites used in grade interpolation for Cu estimate
PASSCU	Numeric	Interpolation Pass for Cu estimate
DISTCU	Numeric	Distance to the nearest Cu composite
VARCU	Numeric	Kriging Variance for Cu estimate
NSAG	Numeric	Number of composites used in grade interpolation for Cu estimate
PASSAG	Numeric	Interpolation Pass for Ag estimate
DISTAG	Numeric	Distance to the nearest Ag composite
VARAG	Numeric	Kriging Variance for Ag estimate
NSMO	Numeric	Number of composites used in grade interpolation for Mo estimate
PASSMO	Numeric	Interpolation Pass for Mo estimate
DISTMO	Numeric	Distance to the nearest Mo composite
VARMO	Numeric	Kriging Variance for Mo estimate

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14.8	Grade Estimation

Grade estimation for La Arena was completed using Ordinary Kriging. The search and estimation parameters are displayed in Tables 14.8_1 and 14.8_2. Negative kriging weights were not utilised in the estimate.

All boundaries used for estimation are hard boundaries, except for the oxidation domains. This is controlled by the ZONECODE field in Datamine. The estimate was also separated into oxide and sulphide domains and a soft boundary was utilised to enable a reasonable transition between the high grade oxide domain and the bulked approach for the sulphide domain.

All domains used a 3 pass strategy for each ZONECCODE. The search strategy used in the model is as follows:

  First pass searches used a maximum anisotropic range of 100-150 m for all grade variables.

  If a block was not estimated in the first pass, a second pass search utilized a maximum range of twice the initial search radius.

  If a block was not estimated in the second pass, a third pass search utilized a maximum range of four times the initial search radius.

  The orientation of the search axes was identical to the variogram model orientations.

  The maximum number of composites used for any estimate was restricted to 20

  A maximum of 2 composites were utilised from any one drillhole.

  Octant based searching was utilised. A minimum of 4 octants needed to be estimated and each octant required the use of 2 composites to obtain an estimate.

  All estimates were into parent cells and these estimates were discretised down to 5 m (X) x 5 m (Y) x 3 m (Z).

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Table 14.8_1 Search Neighbourhood Parameters Used for Resource Model Estimation
Domain and ZONECODE	Variable	Search Ellipse Ranges			Search Ellipse Orientation			First Pass		Second Pass			Third Pass			Max. No. of Comps From Any Drillhole
		Major Axis	Semi-Major Axis	Minor Axis	Major Axis	Semi-Major Axis	Minor Axis	Min. No. of Comps Used	Max. No. of Comps Used	Search Volume Factor	Min. No. of Comps Used	Max. No. of Comps Used	Search Volume Factor	Min. No. of Comps Used	Max. No. of Comps Used
HG Oxide 1	All	100	100	30	0[o]→135[o]	-60[o]→045[o]	-30[o]→225[o]	10	20	2	8	20	4	8	20	2
HG Oxide 2	All	100	100	30	0[o]→000[o]	-40[o]→090[o]	-50[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 3	All	100	100	30	0o→010[o]	-20[o]→100[o]	-70[o]→280[o]	10	20	2	8	20	4	8	20	2
HG Oxide 4	All	100	100	30	0[o]→000[o]	-55[o]→090[o]	-45[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 5	All	100	100	30	0[o]→000[o]	-30[o]→090[o]	-60[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 6	All	100	100	30	0[o]→000[o]	-50[o]→090[o]	-40[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 7	All	100	100	30	0[o]→000[o]	-30[o]→090[o]	-60[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 8	All	100	100	30	0[o]→000[o]	-27[o]→090[o]	-63[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 10	All	100	100	30	0[o]→000[o]	-40[o]→090[o]	-50[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 11	All	100	100	30	0[o]→015[o]	-35[o]→105[o]	-55[o]→285[o]	10	20	2	8	20	4	8	20	2
HG Oxide 12	All	100	100	30	0[o]→000[o]	-40[o]→090[o]	-50[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 13	All	100	100	30	0[o]→000[o]	-15[o]→090[o]	-75[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 14	All	100	100	30	0[o]→000[o]	-30[o]→090[o]	-60[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 15	All	100	100	30	0[o]→000[o]	-30[o]→090[o]	-60[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 16	All	100	100	30	0[o]→000[o]	-30[o]→090[o]	-60[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 17	All	100	100	30	0[o]→000[o]	-45[o]→090[o]	-45[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 18	All	100	100	30	0[o]→000[o]	-40[o]→090[o]	-50[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 19	All	100	100	30	0[o]→000[o]	-60[o]→090[o]	-30[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 20	All	100	100	30	0[o]→150[o]	-50[o]→060[o]	-40[o]→240[o]	10	20	2	8	20	4	8	20	2
HG Oxide 21	All	100	100	30	0[o]→000[o]	-30[o]→090[o]	-60[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 22	All	100	100	30	0[o]→000[o]	-40[o]→090[o]	-50[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 23	All	100	100	30	0[o]→020[o]	-30[o]→110[o]	-60[o]→290[o]	10	20	2	8	20	4	8	20	2
HG Oxide 24	All	100	100	30	0[o]→000[o]	-40[o]→090[o]	-50[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 25	All	100	100	30	0[o]→000[o]	-30[o]→090[o]	-60[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 26	All	100	100	30	0[o]→150[o]	-40[o]→060[o]	-50[o]→240[o]	10	20	2	8	20	4	8	20	2
HG Oxide 27	All	100	100	30	0[o]→000[o]	-30[o]→090[o]	-60[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 28	All	100	100	30	0[o]→150[o]	-40[o]→060[o]	-50[o]→240[o]	10	20	2	8	20	4	8	20	2

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Search Neighbourhood Parameters Used for Resource Model Estimation (continued)
Domain and ZONECODE	Variable	Search Ellipse Ranges			Search Ellipse Orientation			First Pass		Second Pass			Third Pass			Max. No. of Comps From Any Drillhole
		Major Axis	Semi-Major Axis	Minor Axis	Major Axis	Semi-Major Axis	Minor Axis	Min. No. of Comps Used	Max. No. of Comps Used	Search Volume Factor	Min. No. of Comps Used	Max. No. of Comps Used	Search Volume Factor	Min. No. of Comps Used	Max. No. of Comps Used
HG Oxide 29	All	100	100	30	0[o]→000[o]	-40[o]→090[o]	-50[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 30	All	100	100	30	0[o]→030[o]	-10[o]→120[o]	-80[o]→300[o]	10	20	2	8	20	4	8	20	2
HG Oxide 31	All	100	100	30	0[o]→000[o]	-40[o]→090[o]	-50[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 32	All	100	100	30	0[o]→000[o]	-30[o]→090[o]	-60[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 33	All	100	100	30	0[o]→000[o]	-15[o]→090[o]	-75[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 34	All	100	100	30	0[o]→165[o]	-30[o]→075[o]	-60[o]→265[o]	10	20	2	8	20	4	8	20	2
HG Oxide 35	All	100	100	30	0o→000[o]	-25[o]→090[o]	-65[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 36	All	100	100	30	0[o]→000[o]	-30[o]→090[o]	-60[o]→270[o]	10	20	2	8	20	4	8	20	2
HG Oxide 37	All	100	100	30	0[o]→170[o]	-20[o]→080[o]	-70[o]→260[o]	10	20	2	8	20	4	8	20	2
LG Oxide 80	All	100	100	30	0[o]→150[o]	-40[o]→060[o]	-50[o]→240[o]	10	20	2	8	20	4	8	20	2
LG Oxide 90	All	100	100	30	0[o]→150[o]	-40[o]→060[o]	-50[o]→240[o]	10	20	2	8	20	4	8	20	2
Sulphide 80	Au	150	100	50	0[o]→000[o]	-50[o]→090[o]	-40[o]→270[o]	10	20	2	8	20	4	8	20	2
Sulphide 80	Cu	150	100	70	0[o]→160[o]	-70[o]→070[o]	-20[o]→250[o]	10	20	2	8	20	4	8	20	2
Sulphide 80	Ag	150	100	70	0[o]→160[o]	-70[o]→070[o]	-20[o]→250[o]	10	20	2	8	20	4	8	20	2
Sulphide 80	Mo	150	100	70	0[o]→160[o]	-70[o]→070[o]	-20[o]→250[o]	10	20	2	8	20	4	8	20	2
Sulphide 90	Au	150	100	50	0[o]→000[o]	-50[o]→090[o]	-40[o]→270[o]	10	20	2	8	20	4	8	20	2
Sulphide 90	Cu	150	100	70	0[o]→160[o]	-70[o]→070[o]	-20[o]→250[o]	10	20	2	8	20	4	8	20	2
Sulphide 90	Ag	150	100	70	0[o]→160[o]	-70[o]→070[o]	-20[o]→250[o]	10	20	2	8	20	4	8	20	2
Sulphide 90	Mo	150	100	70	0[o]→160[o]	-70[o]→070[o]	-20[o]→250[o]	10	20	2	8	20	4	8	20	2

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14.9	Model Validation

Figures 14.9_1 to 14.9_3 display the comparison of the drill holes and the block model.

The main points to note are:

  There is in general a good visual correlation of composite grades and block model grades.

  The flexures in the high grade oxide zones sometimes presents a small amount of grade striping in the Au oxide model, as a fixed search ellipse was used for the interpolation of each ZONECODE rather than a dynamic search ellipse.

  The trend of decreasing Au grade at depth in the oxide domain is reflection of both proximity to the intrusive and a lack of data. Both are likely to have a relatively equal weighting in terms of impact on Au grade reduction with increasing depth.

  The Cu model grades in the sulphide domain display the kind of internal complexity expected of a low grade “porphyry copper” deposit. The more diffuse margins of potential economic grade are also an adequate representation of both the data and this deposit style. This is a major change from the previous resource which was heavily constrained within the sulphide domain.

  The high Au model grades in the sulphide intrusive domain have a similar alignment to those in the oxide domain, probably reflecting pre-existing bedding in the sandstone. The higher model grades are not continuous between drillholes, even with relatively long search ellipses. Infill drilling of these zones may prove beneficial to confirming the continuity of these higher grade gold zones. Some form of constrained Au interpretation in the future may also be warranted.

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14.10	Ancillary Fields

The Resource Model has been depleted to the September 30, 2011 topographic surface.

The bulk densities used in this Resource Model, as displayed in Table 14.10_1, have not changed from the previous resource model. They have been simplified and amalgamated by the removal of numerous internal sub units and dykes, fractured, brecciated and massive zones, as previously explained in Section 14.3. The densities used within this Resource Model are simply for sandstone and intrusive, with different densities for the oxide and sulphide domains.

Table 14.10_1 Bulk Densities Used In Resource Model
Lithology	Oxidation	Bulk Density
Sandstone	Oxide	2.52
Sandstone	Sulphide	2.60
Intrusive	Oxide	2.32
Intrusive	Sulphide	2.49

Further bulk density work is ongoing by Rio Alto but there is insufficient data at present to alter the previous bulk densities used in the Resource Model.

14.11	Resource Classification

The resource estimate has been classified as Measured, Indicated, and Inferred Mineral Resources based on the confidence of the input data, geological interpretation, and grade estimation. This is summarised in Table 14.11_1 as confidence levels of

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key criteria. An example of the style of classification adopted is displayed in Figure 14.11_1.

Table 14.11_1 Confidence Levels of Key Criteria
Items	Discussion	Confidence
Drilling Techniques	RC and DDH – Good quality with good sample return	High
Logging	Standard nomenclature being adopted.	Moderate
Drill Sample Recovery	Good for recent RC and all diamond core	Moderate to High
Sub-sampling Techniques and Sample Preparation	2m samples are reliable to adequately represent both styles of mineralisation.	High
Quality of Assay Data	Recent data available is reliable based on QAQC results and observed and documented practices. Historical data set is of lower confidence.	Moderate to High
Verification of Sampling and Assaying	Assessment of sampling has been completed on site. Reconciliations are strongly positive on grade.	High
Location of Sampling Points	Survey of all collars conducted with DGPS by professional surveyors. Topographic surface is detailed. Downhole surveys of reasonable quality; recent RC drilling has only had part of the data set down hole surveyed due to magnetic interference.	Moderate - High
Data Density and Distribution	Drilling on a notional 50m x 50m spacing consisting of RC and DDH drilling to establish continuity. 25m x 25m spaced data included.	Moderate to High
Audits or Reviews	Logging and mapping checked on site.	Moderate-High
Database Integrity	Assay certificates checked.	High
Geological Interpretation	Mineralisation interpretations are considered robust.	High
Estimation and Modelling Techniques	Ordinary Kriging is industry standard method.	High
Cutoff Grades	Reasonable cutoff grades applied for the proposed mining method	High
Mining Factors or Assumptions	Parent block size now reflects SMU used at the mine.	High
Metallurgical Factors or Assumptions	Low Copper Oxide is leaching well. High Copper Oxide requires testwork. Sulphide metallurgy is reliable.	Moderate to High
Tonnage Factors (Insitu Bulk Densities)	Sufficient bulk density work for global averages. Additional work is required to be more specific on local density variations.	Medium

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in December 2005.

Furthermore, the resource classification is also consistent with the Australasian Code for the Reporting of Mineral Resources and Ore Reserves of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

In generalised terms, the majority of the 25 m x 25 m spaced drilling area has been classified as Measured Resource.

The majority of the 50 m x 50 m spaced drilling area has been classified as Indicated Resource, except for the western side of the oxide high grade domains where the

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size and shape of the mineralisation is of lower confidence. These areas are additional to the previous resource.

The Inferred Resource is typically projected down dip and along strike between 50 and 100 m from the extremity of the drill data set and 130 m between the two well drilled sections with deeper drilling as displayed in Figure 14.11_2. Recent drilling, not included in this resource update has conclusively proven that this projection of data is reliable.

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14.12	Mineral Resource

The Mineral Resource for the La Arena Project is shown in Table 14.12_1 to Table 14.12_4. The Resource is separated into the three clear mineralisation styles of Oxide Low Copper (<300 ppm Cu); Oxide High Copper (300–1000 ppm Cu) and Sulphide Resource.

The Resource is reported within an optimised undiscounted cash flow pit shell using metal prices of $1,600 / oz for Au and $3.00 / lb for Cu.

The effective cut-off grade is 0.095 g/t Au (rounded up to 0.1 g/t for reporting) for the Au Oxide Resource and 0.18% copper equivalent (CuEq) for the Sulphide Resource. No credits have been used for Ag or Mo to derive the CuEq cut-off grade.

The CuEq grade for the Sulphide Resource was calculated by assigning a copper equivalent value to the contained gold. The copper equivalent value is obtained by dividing the gold grade in the Sulphide Resource by a factor and adding the resulting quotient to the Cu grade. The factor is the product of 31.1035 (grams per ounce) and 2204.62 (lbs per tonne) and the price of Cu ($3.00 / lb) divided by the price of Au ($1600 / oz) with the result divided by 100. The equation is represented below:

CuEq	= Cu + CuEq (Au)

Where CuEq (Au)	= 31.1035 x 2204.62 x $3.00 / 100
$1600

This calculation was tested by determining the gross metal value of contained gold and copper within the Sulphide Resource and dividing this value by the price of copper to calculate an equivalent number of pounds of copper contained in the resource, which was divided by 2,204.62 and multiplied by 100.

All numbers have been rounded to reflect the appropriate degree of precision of each estimate.

Table 14.12_1 Mineral Resource – Oxide - Low Copper (<300 ppm Cu) (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 oz)	Cu (‘000 lbs)
Measured	9.8	0.67	0.01	0.6	6.9	210	NA
Indicated	76.9	0.46	0.01	0.5	6.5	1,136	NA
Measured and Indicated	86.7	0.48	0.01	0.5	6.6	1,346	NA
Inferred	9.0	0.28	0.01	0.5	6.7	82	NA

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Table 14.12_2 Mineral Resource – Oxide - High Copper (300–1000 ppm Cu) (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	0.5	0.66	0.06	0.7	36.0	11	NA
Indicated	13.5	0.29	0.06	0.6	41.4	127	NA
Measured and Indicated	14.0	0.31	0.06	0.6	41.2	138	NA
Inferred	1.4	0.18	0.06	0.6	55.7	8	NA

Table 14.12_3 Mineral Resource – Oxide Total (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	10.3	0.67	0.01	0.6	8.3	221	NA
Indicated	90.4	0.43	0.02	0.5	11.7	1,263	NA
Measured and Indicated	100.7	0.46	0.02	0.5	11.4	1,484	NA
Inferred	10.4	0.27	0.01	0.5	13.1	90	NA

Table 14.12_4 Mineral Resource – Sulphide Total (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	CuEq (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Indicated	312.7	0.24	0.29	0.48	0.7	42.9	2,422	2,007,000
Inferred	319.7	0.20	0.30	0.46	0.6	46.1	2,075	2,134,000

The author is satisfied on the basis of preliminary metallurgical testwork, comparative nearby operations, and his own experience in a similar geological environment and mining operation that the inclusion of the Oxide High Copper Resource is a reliable addition to the Oxide Resource.

The author is also satisfied with the reasonableness of other inputs used to generate the pit shell within which the Resource Calculation has been completed.

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15	MINERAL RESERVE ESTIMATES

As discussed in Section 6.4.4 Previous Mineral Reserves there has not been an update of Mineral Reserve estimates since the July 31, 2010 Technical Report. Due to the update to the Mineral Resources contained in this Report, as the gold oxide dump leach project moves into commercial production and with a Feasibility Study of the copper-gold sulphide project having recently commenced the Mineral Reserves will be updated in due course.

The following sub-sections summarises the Mineral Reserve estimate assumptions and results from the July 31, 2010 Technical Report.

15.1	Assumptions and Parameters Used

Mineral Reserves were updated by Coffey Mining in 2010 and all key inputs for both the then recent Rio Alto gold oxide feasibility study work and the previous Iamgold PFS work were reviewed by Coffey Mining and a pit optimisation using updated parameters undertaken using Whittle software by Coffey Mining.

Rio Alto planned to proceed with a staged approach to the project, commencing mining and processing for the gold ore dump leach and once this is operational expand the project by mining and processing the copper ore. The processing rate was assumed to be 24,000 tpd of gold oxide ore by run-of-mine ore dump leach and 24,000 tpd of gold-copper ore to be floated into a concentrate and the key optimisation input parameters used are shown in Table 15.1_1.

Table 15.1_1 Coffey Mining Pit Optimisation Parameters 2010
Parameter		Dump Leach	Mill
Market Price		$950 per ounce Au / $2.30 per lb Cu
Mining cost ($/t mined)	Sediment Porphyry	$1.74 ore and waste $1.82 ore and waste	$1.74 ore and waste $1.82 ore and waste*
Processing Cost ($/t Ore) G & A Cost		$1.55 $0.72**	$4.77 $0.95
Mill Recovery	Au Cu	80% 0%	40% 88%
Slope Angles Royalty		38º and 45º 1.7%

* Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
** Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

The Mineral Reserves are sensitive to all of the key physical and economic parameters included in Table 15.1_1 as well as to other factors such as permitting and site infrastructure and location limitations. Some sensitivity analysis was

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included in Section 18.4 of the July 31, 2010 Technical Report and will be updated and expanded in due course.

15.2	Cut-off Grades

The Mineral Reserves have been estimated using the following cut-off grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.11 Au g/t.

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.13% Cu.

15.3	Mineral Reserve Statement

The Mineral Reserve, based on the 2010 Indicated Resource only, is summarized in Table 15.3_1. All Inferred Resource was treated as waste.

The estimation and classification of the mineral reserves by Coffey Mining are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

The reserve classification is also consistent with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of June 2011 (the Instrument) and the classifications adopted by CIM Council in November 2010. The reporting of reserve classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical.

Linton John Kirk, who is a Fellow of the Australasian Institute of Mining and Metallurgy, a Chartered Professional and has more than 30 years relevant mining experience, assumes responsibility for the reserve estimate for the La Arena deposit. Linton Kirk is both a “Competent Person” and a “Qualified Person” with respect to the JORC Code and CIM Standards respectively. At the date the Mineral Reserves were estimated Linton Kirk was the Chief Mining Engineer for Coffey Mining, he is now Director and Principal Mining Engineer for Kirk Mining Consultants Pty Ltd.

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Table 15.3_1 Rio Alto Mineral Reserve (31 July 2010)
Ore Type		Oxide Ore			Secondary Ore			Primary Ore				All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
Gold Oxide Pit Design
Sediments	57.4	0.44								57.4	0.44	821,000
Sulphide Pit Shell (excluding Oxide Pit)
Sediments	2.0	0.57	0.11	0.1	0.34	0.32	0.1	0.81	0.60	2.1	0.58	39,000	0.14	7,000
Porphyry	13.1	0.30	0.20	13.2	0.36	0.52	160.1	0.28	0.38	185.2	0.29	1,709,000	0.38	1,567,000
Total Shell	15.1	0.34	0.19	13.3	0.36	0.52	160.2	0.28	0.38	187.3	0.29	1,748,000	0.38	1,574,000
*Rounded numbers may not sum exactly.
Note: Only a small amount of silver is contained in the oxide mineral reserve and is not reported as it is not material.

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16	MINING METHODS

16.1	Geotechnical

Additional pit geotechnical data collection and analysis has commenced, for both the developing gold oxide pit walls and as part of the ongoing drilling program for the sulphide project and associated feasibility study.

16.1.1	Gold Oxide Pit

As discussed in the July 31, 2010 Technical Report the work completed as part of the gold oxide project feasibility study has the current open pit design with maximum overall slopes of 38° in the weaker zones and 45° in the stronger areas.

The oxide pit south and south west wall sectors have been mined to date as a series of 6 m and 12 m vertical height benches, at face angles ranging from 42o to 53o, separated by 1.6-7.5 m wide berms. Inclusive of a nominal 12 m ramp an overall crest to toe wall angle of 37o has been achieved over a vertical height of 75 m.

A program of pit geotechnical logging and photogrammetry is underway on exposed pit slopes and once completed and evaluated will be used to revise the oxide and future sulphide pit designs.

16.1.2	Sulphide Pit Shell

No change to that included in the July 31, 2010 Technical Report but a major geotechnical work program has commenced as part of the sulphide project Feasibility Study.

16.2	Hydrogeology and Hydrology

No material new work has been completed since the July 31, 2010 Technical Report but linked to the geotechnical work program described above is ongoing hydrogeology and hydrology work for the sulphide project Feasibility Study.

A weather station has been established at La Arena since June 2011.

16.3	Mine Design

The detailed pit design completed for the gold oxide pit as part of the gold oxide feasibility study and as included in the July 31, 2010 Technical Report continues to be followed for mining operations. Detailed designs for three waste dumps have also been completed as part of the gold oxide feasibility study.

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No new work has been done on sulphide pit mine design since the November 2006 PFS although the Whittle optimisation work carried out by Coffey Mining in 2010 generally supports the PFS pit design, albeit the new optimal pit shell is deeper.

16.4	Mining

Mining of the gold oxide pit commenced in March 2011 as part of the pre-production phase of the gold oxide project and has steadily increased in mining rate up to 673,000 bank cubic meters (BCM) mined in September 2011.

Mining is as envisaged in the gold oxide feasibility study and as per the July 31, 2010 Technical Report. Mining is by local mining and civil contractor GyM STRACON under an alliance style contract.

Material is drilled and blasted on 6 m high benches using 155 mm or 171 mm diameter blast holes and a moderate powder factor. Loading of ore and waste is with backhoe and face shovel diesel powered excavators into 92 t payload rigid frame dump trucks and the ore is hauled to the dump leach pad and waste is hauled to a waste dump. Some lower grade ore is being preferentially stockpiled to increase the grade of ore on the leach pads and will be treated in the future.

The mining method and fleet selection for the sulphide project will be reviewed and decided during the sulphide Feasibility Study in 2012.

16.5	Mine Production Schedule

As planned the gold oxide ore processing rate has already achieved 10,000 tpd (averaged over 12,000 tpd in September quarter 2011) and is being increased to 24,000 tpd from early 2012. Planning and scheduling is underway for a further expansion of ore mining to 36,000 tpd later in 2012.

The sulphide project PFS assumed an ore mining rate of 24,000 tpd but for the sulphide feasibility study this is likely to increase to 36,000 tpd.

16.6	Mining Equipment

A new fleet of drills, 170 t face shovels, 92 t payload trucks and associated load and haul support equipment has been purchased for the gold oxide project and is now all on site and working.

The fleet selection for the sulphide project will be decided during the sulphide Feasibility Study in 2012.

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17	RECOVERY METHODS

17.1	Dump Leach Operations

Gold is recovered at the La Arena project via dump leaching. Ore is mined from two pits - Calaorco and Ethel. Mined material is trucked to pads where it is dumped to form heaps. The heaps are irrigated with sodium cyanide solution. As the solution passes through the heaps gold is dissolved. Pregnant solution discharges the heaps and flows into a pregnant (gold enriched) solution pond. Solution is pumped from the pond to an ADR circuit where gold is recovered onto activated carbon. The carbon is stripped to produce a solution from which the gold is electrowon to form a precipitate. The precipitate is then dried and mercury evaporated off, mixed with fluxes and smelted to produce doré. The doré is weighed, sampled and shipped to a refinery. Refined gold is sold. Slag produced as part of the smelting process is crushed and any prills of gold are recovered and recycled for smelting. Stripped carbon is regenerated and recycled to the adsorption circuit.

The La Arena dump leach process began production in March 2011. Production statistics since then are presented below. Table 17.1_1 shows material (ore and gold) placed on the leach pad up to the end of September 2011.

Table 17.1_1 Total Ore Placed on Pad to September 30 2011
Month	Mineral Produced (Dry MT)		Au Grade	Au Content (g)		Au Content (oz)
	Monthly	Accumulated	(g/t)	Monthly	Accumulated	Monthly	Accumulated
March	21,095	21,095	0.659	13,902	13,902	447	447
April	174,677	195,772	0.496	86,640	100,541	2,786	3,232
May	157,881	353,653	0.582	91,887	192,428	2,954	6,187
June	197,444	551,097	0.528	104,250	296,679	3,352	9,538
July	360,214	911,311	0.432	155,569	452,247	5,002	14,540
August	512,567	1,423,878	0.599	306,967	759,214	9,869	24,409
September	227,299	1,651,177	1.188	270,031	1,029,245	8,682	33,091
TOTAL	1,651,177		0.6233	1,029,245		33,091

Table 17.1_2 shows gold sold since commencing production to the end of September 2011.

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Table 17.1_2 Gold Sold to September 30 2011
Month	Gold Sold (oz)
April	1,113
May	1,562
June	1,972
July	3,336
August	4,076
September	7,310
Total	19,369

Consumption of major reagents and consumables up to the end of September 2011 are presented in Table 17.1_3. Consumption rates will be refined as the operating history for the project increases

Table 17.1_3 Major Reagent and Consumables Consumption to September 30 2011
Item	Unit	Consumption
Sodium Cyanide	kg/t ore	0.10
Lime	kg/t ore	0.70
Carbon	kg/t ore	0.03

17.2	Processing Flow Sheets

17.2.1	Dump Leach

Ausenco Vector and Heap Leach Consulting S.A.C. of Lima, Peru designed the dump leach facility. The leach pad is designed in 3 construction stages to coincide with construction in the dry season of the central Peruvian highlands. Stage 1 is 18 ha and was completed in 2011 and stage 2 is partially completed. Currently there is 2,931,000 t under leach on the stage 1 pad.

Pad construction will continue through the dry season of 2012 to complete stage 2. The completed pad will have a total footprint of 60 ha and a capacity of 44 Mt. The final height of the dump leach will be 128 m.

The pad is constructed over two valleys known as east and west valleys. The work of stage 1 covered the entire east valley. Stage 2 and 3 will involve preparing the surface and placing the geomembrane progressively up the west valley.

Construction of the PLS pond is complete. This pond has a capacity for 57,000 m3 of solution and it is immediately below the union of the two valleys. The capacity of this pond is sufficient to contain all leach solution and all major storm events for the current wet season, considering only the stage 1 pad is complete. A major events pond is under construction to manage the excess water from storms for the life of the project considering the catchment when both stages 2 and 3 are complete.

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A flowsheet of the dump leaching operation is shown in Figure 17.2.1_1.

17.2.2	Copper Sulphide Plant

As reported in the July 31, 2010 Technical Report, the PFS for treating sulphide material concluded the sulphide ore will be trucked to a crushing plant where it will be crushed to approximately 80% minus 200 mm using a gyratory crusher and discharged to a stockpile. The mill will be fed by a set of apron feeders located in a concrete reclaim tunnel below the stockpile, discharging onto a conveyor feeding the grinding circuit.

The ore will be ground using a SAG/Ball mill circuit. SAG mill product will discharge onto a screen where the oversize is collected and re-circulated to the SAG mill feed. The screen undersize will be combined with ball mill discharge and cycloned. Cyclone overflow is pumped to the flotation section for recovery of copper and gold. Cyclone underflow is recycled to the ball mills. The current primary grind size target is 80% minus 95 µm feeding the flotation circuit at 35% solids by weight. The flotation circuit includes a rougher stage followed by three stages of cleaning. The flotation tail is planned to be thickened and discharged to the tailings storage facility (TSF).

Reagents will be added to the flotation circuit at specific points to float the copper and gold. The copper rougher concentrate will be sent to a pre-cleaner stage to remove slimes before regrinding and cleaning. The pre-cleaner tail will be combined with the rougher tails, thickened and sent to the TSF.

The final concentrate will be sent to a thickener where the pulp density will be increased to approximately 55% solids prior to being pumped to stored slurry storage tanks.

The final concentrate will be filtered and discharged to a storage shed. Filtered concentrate will be loaded with a front end loader and trucked to a port for shipment to smelters overseas. .

A preliminary flowsheet for the treatment of sulphide material is shown in Figure 17.2.2_1. Development of the flowsheet for treating sulphide material is ongoing. A metallurgical testwork program is being initiated to produce criteria which will advance the engineering design of the process plant to a feasibility study level. This program will expand on the current understanding of metallurgical response of the sulphide material as well as generate criteria for sizing major equipment.

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Figure 17.2.1_1
Dump Leach Flowsheet

Sludge from Clarification Pond
Cyanide
Heap Leach Pad
Pregnant Leach Solution Pond
Excess Solution Pond
Clarification Pond
New/Regenerated Carbon
Loaded Carbon
Barren Solution Tank
Barren Solution
Carbon Columns
Acid Wash Solution
Acid Wash Vessel
Neutralization Tank
Effluent Treatment Plant
Safety Carbon Columns
Effluent to Environment
To Carbon Stripping
Heat Exchanger
To Sump
Carbon Strip Vessels
Heater
Loaded Strip Solution Tank
Cyanide
Mercury Retort Furnace
Flux
Induction Furnace
Slag
Jaw Crusher
Slag Matrix Table
Dore Bars
Barren Strip Solution Tank
Carbon Fines
Carbon Fines Recovery
Fines Tank
To Smelter
Quench Tank
Kiln
Stripped Carbon Tank
Dewatering Screen
Reactivated Carbon

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Figure 17.2.2_1
Copper Sulphide Circuit Flowsheet

Ore From Pit
Gyratory Crusher
Stacker
Crushed Ore Pile
Lime
SAG Mill
SAG Mill Discharge Pump Box
Classification
Frother & Collector
Air
Roughers
Lime
Pre Cleaners
Collector
Cleaner-Scavenger #1
Cleaner #1
Frother
Air
Lime
Cleaner #2
Air
Frother
Air
Regrind Mill
Filter Press
Filtrate to SAG Mill
Process Water Tank
To Process
Flocculant
Final Stage Thickening
To Tailings Pond
Flocculant
Lime
Thickener
Concentrate Slurry Storage Tank
Concentrate Storage
Shipping to Smelter

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17.3	Sulphide Plant Design

The sulphide project feasibility study has just commenced. Process plant development will proceed when results from additional metallurgical testwork are available.

Rio Alto has appointed Hatch Asociados S.A. (Hatch) to design the processing plant and associated infrastructure as part of the sulphide feasibility study.

17.4	Energy, Water and Process Materials

Current and expected power and water supply has been discussed in Sections 5.5 and 18.

Process materials usage for the dump leach operation is summarised in Section 17.1 and will be fully revised and detailed for the sulphide project as part of the ongoing feasibility study.

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18	PROJECT INFRASTRUCTURE

As described in Section 5.5 infrastructure for the existing Oxide Gold Leach Project includes 2 open pits, 2 waste dumps, 1 fully lined leach pad, 1 pregnant liquor solution pond, 1 major events pond (storm water catchment), ADR processing plant and sundry facilities as shown on the site plan in Figure 18_1. Access to all these facilities is on dual lane gravel roads.

The multi-purpose port of Salaverry, located 14 km south of Trujillo, has a maximum depth of 10 m (31 feet) and can handle Handymax size bulk carriers loaded to a 32,000 WMT of concentrate. The port has concentrate storage and loading facilities. It is well protected from ocean swells by its natural setting and artificial breakwaters. The port occasionally closes because of heavy fog for a few hours in the morning during summertime.

18.1	Roads

Access to site is from Trujillo on a national highway that is part dual carriage bitumen and part dual carriage way gravel. There are ongoing road works to install bitumen for the full route from Trujillo. This work is expected to be complete by June 2013. There are no tunnels on this route however there are 5 small bridges. Typical weight restriction on these bridges is 45 t unless specific reinforcement is designed and installed. This is the same route used to construct the Lagunas Norte project for Barrick. The La Arena site can also be accessed from Cajamarca on a bitumen and gravel dual carriageway highway.

All construction and operating supplies and materials for the Gold Oxide Project have been transported from the coast via Trujillo to site by truck. The same highway will be used to transport materials for the Copper Sulphide Project at La Arena.

18.2	Accommodation

Existing accommodation has been constructed out of prefabricated pressed tin, foam sandwich panels. Materials and construction are suitable for the climatic conditions experienced on site. Individual rooms are set up for two people and are inter-joined by shower and toilet facilities, shared between 4 people. Messing is provided in one location with an industrial kitchen capable of producing over 2,500 meals per day. Industrial laundry facilities are also installed with capacity to support a 600-person camp.

The buildings are transportable and can be re-located as required by project expansion. The existing camp will be relocated and expanded for the Sulphide Project.

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Figure 18_1

La Arena Project Site Layout

PLANT SITE
TOP SOIL DUMP #1
TOP SOIL DUMP #2
TOP SOIL DUMP #3
SHOPS
SULPHIDES WASTE DUMP AREA
MILL SITE LOCATION
WASTE DUMP #2
HIGHWAY
TAILINGS POND AREA
TAILINGS DAM
1:12,500
Meters
LEGEND
OXIDES PHASE
SULPHIDE PHASE

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18.3	Offices, Workshops and Storage

The main offices and satellite office buildings have been constructed from the same material as the accommodation buildings. The workshop is currently under construction in conjunction with the warehousing facilities. The workshop and warehouse is a steel frame structure with a sheet metal roof. Offices inside the workshop and warehouse are constructed out of the same pressed tin foam sandwich panels as the accommodation blocks. All buildings have been designed with all appropriate storage, containment, and drainage controls and engineered for the storm and wind conditions prevailing on site. If required these buildings can be relocated according to the expanding project requirements.

18.4	Laboratories

Two laboratories are currently being built on site; an assay/analytical laboratory and a column leach test metallurgical laboratory. The assay laboratory is constructed and operating on site analysing all run of mine samples daily. The column leach test metallurgical laboratory is designed to support the Gold Oxide Project and will be operational in March 2012.

For the Sulphide Project another specific metallurgical laboratory will be designed and built.

18.5	Fuel and Lubrication

Current operations are supported by a temporary fuel facility established for Phase 1 of site construction and the ramp up period of operations. The permanent fuel facility with capacity of 120,000 US gallons (454.2 kl) is in construction and is located near the workshop and warehouse facilities. A major Peruvian fuel supplier, Primax, has been contracted to supply fuel for 5 years for the Gold Oxide Project and to manage the distribution of fuel from the site fuel facility. The contracted fuel supplier also designed, and is currently supervising the construction of, the permanent fuel farm. The fuel farm is built with sufficient spill (contingency) containment for 100% of the total tank capacity. Delivery of fuel is from the port of Salaverry in 9,000 gallon tanker trucks.

All lubricants are currently supplied under contract by Mobil. Delivery is by 44 gallon drums warehoused on site in purpose built containment yards.

18.6	Power Supply

The current site power supply for the Gold Oxide Project is from rented generators installed on an as needed basis at each facility. An internal power distribution network supplying 22.9 kV to all facilities will replace this temporary set up. Initially 3 x 2 MW generator sets will be located in the site powerhouse, supplying power to the site network through a substation equipped with step up transformers. The power

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distribution is designed with medium tension overhead power lines where possible and concrete lined power ducts in the ground where overhead lines are not practical. Step down transformers are positioned at each significant installation. The construction of the power distribution network is advancing. The PLS pond and the ADR processing plant will be connected by the end of February 2012. The offices, workshop and warehouse will be connected to the network by end of March 2012.

A high tension 220 kVA power line passes approximately 3 km west of the La Arena Project. This is a principal feeder of the national grid of Peru. Enquires indicate that this line carries and can provide sufficient energy for all of La arena’s current and future energy requirements. Consulting work is currently under way to identify the best way for La Arena to proceed to access power from this line. A second alternative would be to connect to the SEIN (National Interconnected Electrical System) through Barrick’s 138 kV Trujillo Norte – Lagunas Norte.

The estimated power demand for the gold oxide project will not exceed 4.5 MW for a 24,000 tpd plant. For the future sulphide project the power demand is estimated, subject to the feasibility study, to increase to at least 20 MW.

18.7	Water Supply

Water supply to the current operation is pumped from a fresh water bore located approximately 1 km from the office and camp buildings. The bore is 80 m deep with the pump currently positioned 50 m down the well. This supply is capable of a continuous flow of 5 l/s. A 150 mm (6”) HDPE pipe line is installed from the bore to a 80 m3 holding tank positioned 200 m from the office buildings. From this tank water is distributed to the processing plant, workshop, offices, camp, and the kitchen (via a potable water filtration system). The water quality is good and the pH is neutral.

Water for dust suppression is taken from several different sumps and settlement ponds located around the site. The water is collected from localised surface run off in these sumps and pumped into 5,000 gallon water trucks for distribution.

The consulting firm Montgomery is studying water supply options for the Copper Sulphide Project and significant water will also be recovered and re-used from the sulphide plant tailings thickener and the TSF.

18.8	Explosives

A Peruvian explosive company Famesa is contracted to supply explosives to site for the Gold Oxide Project for 5 years. Famesa fabricates blasting accessories and provides a down-the-hole charging and a technical analysis and monitoring service. The blasting products are trucked to site from Trujillo.

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A site high explosives storage magazine has been constructed near waste dump #1. Detonators, fuse and detonating cord are stored in a bund protected 20’ container; boosters are stored in a separate bund protected 20’ container. Bulk emulsion is stored in 3 elevated silos each with a capacity of 60 t and positioned approximately 70 m from the class 1 explosives. Near the silos is a pad for storage of bulk ammonium nitrate.

The blasting agents are transported to the pit and pumped down the hole by a blasting truck that is purpose built to mix emulsion, ammonium nitrate and diesel (fuel oil) in the process of pumping into the blast hole. The blasting truck can produce and deliver down-the-hole three different blasting products; ANFO, Heavy ANFO or gassed emulsion.

18.9	Tailings Storage

Golder Associates Peru S.A. (Golder) has been retained to complete a significant study into a new site for the sulphide project tailings storage facility (TSF) and has subsequently completed a PFS level study into the design, operation and costs for the selected TSF site. The new, and more suitable, TSF site is to be south of the La Arena pit and infrastructure, as shown in Figure 18_1.

Although further work will be carried out as part of the sulphide project feasibility study, Golder believe 400 Mt of thickened tailings can be deposited at this site over a 30 year mine life at a processing plant throughput rate of 36,000 tpd.

The TSF characteristics are:

  Main Dam, will be built for the start of operations with borrow materials or suitable waste materials produced by the pit operation

  Auxiliary dam to be built after 15 years of operation

  Seepage water collection pond

  Perimeter channel runoff bypass system

  Supernatant water evacuation system

  Possible effluent water treatment plant

  Tailings transportation system

  Tailings thickening plant

  Thickened tailings distribution system

  Water recovery system from tailings thickening plant

  Reclaim water system from tailings pond to concentrator

The design layout after 15 years is shown in Figure 18.9_1.

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Figure 18.9_1

TSF Layout after 15 Years

WATER DIVERSION CHANNEL RIGHT SIDE
BEGINNING OF CHANNEL
WATER DIVERSION CHANNEL LEFT SIDE
LA RAMADA
MILL
TAILINGS THICKENING PLANT
ULTIMATE TAILINGS LIMIT FINAL STAGE
ELEV. 3400 msnm
OPERATION DISCHARGE CONDUCTION
POSSIBLE TREATMENT PLANT
MAIN DAM
SEEPAGE COLLECTION POND
WASTE DUMP
PIT LAYOUT
LA ARENA
EMERGENCY POND
Yamobamba River
La Ramada Stream
N 9120000
N 9121500
N 9123000
N 9124500
N 9126000
N 9127500
E 819000
E 820500
E 814500
E 816000
E 817500
3415
3410
3405

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19	MARKET STUDIES AND CONTRACTS

Gold, copper and small quantities of silver will be produced from the La Arena project. In the sulphide project PFS and in this Report no consideration was given to the possible separate economic recovery of molybdenum.

Gold is being and will continue to be produced on site through the gold recovery plant which extracts gold from the solutions coming from the dump leach process. Doré bars are produced and sent to an arm’s length refinery in Switzerland for refining. Refining and doré transportation and insurance charges were negotiated between the service providers and Rio Alto. Refined gold bullion is sold at market reference prices under a long-term contract. Silver contained in doré is refined and sold at market prices.

The other portion of the gold that will be produced for the sulphide project will be contained in a gold-copper concentrate that will be sent to a smelter. As for the PFS a concentrate will be produced at the La Arena mine site from the Cu-Au porphyry deposit, transported by road to the port of Salaverry, Peru where it would be stored in a warehouse before being transferred onto a ship for delivery to Asian or European smelters.

Rio Alto mandated Lascaux Advisors to provide current marketing and commercial key data for the evaluation of revenues and charges associated with the production and sale of gold-copper concentrates.

19.1	Gold Supply and Demand

Information on the demand and supply of gold is extensive. The following is extracted from the World Gold Council’s (www.gold.org) 17 November 2011 release:

Gold demand in the third quarter of 2011 reached 1,053.9 tonnes, an increase of 6% compared to the same period last year. This equates to US$57.7bn, an all-time high in value terms.

According to the World Gold Council’s Gold Demand Trends report for Q3 2011 this increase was driven by investment demand which rose by 33% year-on-year to 468.1 tonnes, generating record quarterly demand of US$25.6bn.

Gold Demand Statistics for Q3 2011:

  Global gold demand in the third quarter of 2011 increased 6% year-on-year to reach 1,053.9 tonnes, up from 991.1 tonnes in the third quarter of 2010. Gold demand in value terms was worth a record US$57.7bn up from the previous high of US$45.7bn in the preceding quarter.

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  The quarterly average price rose 39% from year earlier levels to US$1,702.12, while the gold price reached a new record of US$1,895.00 (London PM Fix) on 5th and 6th September.

  Global gold investment demand reached 468.1 tonnes in the third quarter of 2011, up 33% from 352.1 tonnes in the corresponding quarter in 2010.

  Demand for gold bars and coins increased 29% to reach 390.5 tonnes, up from 303.0 tonnes in Q3 2010.

  Gold ETFs and similar products witnessed inflows of 77.6 tonnes in the third quarter of 2011, which was 58% above year-earlier levels of 49.1 tonnes.

  Global demand for gold jewellery of 465.6 tonnes in the third quarter of 2011 was 10% below year-earlier levels of 518.9 tonnes.

  Gold demand from the global technology sector was flat year-on-year at 120.2 tonnes.

  Central bank net purchases amounted to 148.4 tonnes.

  Gold supply was 1,034.4 tonnes in the third quarter of 2011, 2% higher than year-earlier levels of 1,013.0 tonnes. Mine production increased by 5% to 746.2 tonnes from 710.9 tonnes during the third quarter of 2010.

  Despite record prices being reached during the quarter, recycling activity was relatively modest.

The price of gold has been volatile in recent times and this is expected to continue during the development of the Project. Rio Alto has chosen $1,600 / oz Au and $30 / oz Ag to constrain Mineral Resources. This is supported by recent gold prices and the trend over the last five years as shown in Figure 19.1_1.

The Mineral Reserves have not been updated since the 31 July 2010 Report and were based on a gold price of $950/oz.

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19.2	Copper Supply and Demand

Information on the demand and supply of copper is also extensive. The following is from BaseMetals.com Limited website:

Between 1900 and 2000, copper demand grew from 500,000t to around 13,000,000t, with growth accelerating since the 1950's. With some many widespread uses it is not surprising copper demand keeps growing and now with China, India and many other developing countries starting to industrialise and urbanise, demand is likely to grow. Per capita demand for copper rises as GDP per capita rises. Japan consumes around 12kg per capita, North America consumers around 10kg per capita and Europe around 9kg per capita. The large populations of China, India, Eastern Europe and South America are all consuming less than 2kg per capita.

Copper is not a particularly rare metal and it is produced in many countries. Today copper supply is made up from two sources, the majority, 88%, comes from primary production, but of growing importance is secondary supply which accounts for 12% of total refined copper supply. Secondary supply comes from recycling copper scrap.

The price of copper has also been volatile in recent times. Rio Alto has chosen $3.00 / lb to constrain Mineral Resources. This is supported by recent prices and the trend over the last five years as shown in Figure 19.2_1.

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As the planned copper concentrate assay for La Arena is clean and desirable and the custom concentrate market is undersupplied, Lascaux Advisors believe Rio Alto should have no problem in selling their production. The estimated annual production from La Arena will not significantly change the balance of the global custom copper concentrate market, but it will be very useful for a smelter to secure this supply in order to increase their capacity utilization.

19.3	Contracts

For the oxide project contracts have been awarded and are well progressed for civil works, exploration drilling, processing plant construction and mining. The mining contract includes the provision of all consumables such as fuel, explosives and mining equipment spare parts.

Hatch has been awarded a contract to lead the sulphide feasibility study in addition to a number of sub-consultants and contractors who have been awarded specific tasks related to the study.

Rio Alto entered into a gold prepayment agreement under which it received advance sales proceeds of $50 M. To settle its sales obligation the Company is required to deliver 61,312 notional ounces of gold over a 40-month period. The number of ounces of gold to be delivered falls within a range and varies as the price of gold varies; such that if the price of gold exceeds $1,450 per ounce on the declared delivery date the monthly delivery requirement would be 85% of the notional monthly

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delivery requirement. Conversely, if the price of gold was less than $950 per ounce, on the declared delivery date, the monthly delivery requirement would be 115% of the notional monthly delivery requirement.

At January 31, 2012 Rio Alto had partially satisfied the delivery requirements with the delivery of 14,174 oz of gold to settle notional delivery requirements of 16,676 oz leaving a total 44,636 notional ounces of gold to be delivered.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Tecnología XXI S.A. was hired by Rio Alto to complete the Environmental Impact Assessment (EIA) for the gold oxides feasibility study. The EIA was approved on 20 July 2010. La Arena is performing activities to assure the commitments and recommendations of the EIA are followed, including environmental monitoring and environmental and social management plan programs.

La Arena has initiated new environmental baseline studies for the copper-gold sulphide Project that includes for bigger areas of influence, new and more detailed studies and year round seasonal surveys.

The environmental assessment for the copper-gold sulphide project will be initiated as soon as the feasibility project description is completed; estimated to be the last quarter of 2012.

La Arena signed in December 2009 a general agreement with La Arena community (APEULA) that includes the relocation of the school, a new town and other social support programs. The obligations committed to by this agreement are ongoing.

20.1	Environmental

The main environmental issues that may be considered intermediate risks are:

  The long term management of fresh water supply especially in the dry season

  New areas that will be significantly impacted by the disposal of both tailings and waste generated by the sulphides operation that could require environmental and social compensation measures.

  For the future sulphide project the time it takes to obtain licenses and permits from regulators as well as the time it takes to obtain the regulatory approval of the project’s EIA.

  The long term management plan for acid rock drainage (ARD) for the sulphides in waste dumps and tailings and water quality

  Possible compensation for wetland areas that would impacted by tailings and waste dumps disposal areas

  The costs associated with the closure of the mine

These risks can be mitigated by setting, from the very beginning, sound social and environmental policies together with professional management programs.

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20.2	Social

The main social aspects that can be considered as intermediate risks are:

  The need for ongoing relocation and acquisition of surface land from individual owners.

  The existence of mining operations located in the vicinity of the Project whose community management methods may affect the surface land acquisition as well as on how communities will perceive the project in relation to social and environmental demands.

  The expectations that the Project development will generate within the population living in or near the Project, including local suppliers and potential contractors for the construction and operation.

  New regulations to be put in place that can affect the Project, such as, the law of previous consultation that is now under development.

  Actual adverse social-political situation against mining activities elsewhere in Peru.

20.3	Mine Closure

Golder Associates Perú S.A. was hired to prepare the detailed mine closure plan for the oxide operation. The mine closure plan was submitted in July 20, 2011 to the Ministry of Energy and Mines (MINEM) and was approved on February 2, 2012.

The closure plan includes progressive, final and post closure activities; closure costs has been estimated in $34.7 M. A bond of $3 186 480 must be put in place within the first twelve days of 2013. Rio Alto expects the closure plan approval will be obtained in the first months of 2012. According to current regulation, closure plans must be updated every three years.

In 2011 Ego-Aguirre & Smuda S.A.C. (EA&S) reviewed all the existing geochemical studies for La Arena and prepared a water quality model to support the mine closure scenarios.

Estimated sulphate concentrations are low to intermediate, approximately 50 mg/l during the wet season and up to 2,000 mg/l in the dry season. Metal concentrations are generally low in the wet season and one order of magnitude higher in the dry season

Considering previous humid cell test results and water quality models, lime consumption and sludge production were also estimated for a typical conventional neutralization plant, 67.7 t/year of lime and 134 t/year of sludge.

The mine closure plan for the sulphide project will be included in the sulphide project EIA.

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21	CAPITAL AND OPERATING COSTS

During 2011 the Gold Oxides Dump Leach mine was being developed and entered the pre-production phase. During pre-production, when mine productivity is hampered by construction activities, start-up efforts and limited process plant and mining fleet capacity, operating costs are not reflective of the costs expected during normal operations and incidental production revenues are netted against development costs.

21.1	Capital Costs

21.1.1	Gold Oxides Dump Leach

Capital expenditure on the gold oxides dump leach mine to September 30, 2011 has been approximately $46.4 M as detailed in Table 21.1.1_1.

Table 21.1.1_1 Gold Oxides Dump Leach Capital Costs to Date
Item	$’000
Land purchases	1,892
Land holding costs	443
Small trucks	351
Mine closure	541
Power supply line	737
Transformers	385
Resource expansion drilling	1,896
Fuel station	270
Underpass to waste dump	158
Processing plant	17,661
Leach pad	16,555
PLS pond	1,548
Offices and accommodation camp	1,478
Kitchen and laundry equipment	194
New school	980
Waste dumps earthworks & access	1,312
Total	46,401

21.1.2	Copper Sulphides

No further material work, except for the TSF, has been done on the sulphide project capital costs since the July 31, 2010 Technical Report where the total cost was estimated at $252.3 M, including contingency and feasibility study costs.

The Golder capital cost for the new TSF is for a capacity of more than double the current Mineral Reserves and Golder identified several areas of possible cost savings, especially if the main embankment can be mostly constructed from mine waste rather than from specially quarried borrow materials. As this design and cost will be revised during the ongoing sulphide feasibility study it is premature to discuss TSF capital costs.

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21.2	Operating Costs

21.2.1	Gold Oxides Dump Leach

During November and December 2011 mining activities started to approach, but had not yet achieved, planned daily ore production rates. During these months mine site operating cost per tonne of ore mined (including the cost of waste removal and deposition) amounted to $8.69, as summarised in Figure 21.2.1_1 by function.

The major cost elements for mining include equipment rental, diesel fuel, other consumables (mostly blasting materials) and labour. Processing costs are dominated by materials (chemicals), diesel generated electrical power and labour. Other costs centres include labour and materials. Costs by inputs for November and December 2011 are shown in Figure 21.2.1_2.

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Mine productivity and operating costs will continue to be adversely affected until mid-2012 by the expansion of production to 36,000 tpd of ore to the pad that is underway. For the purpose of constraining the oxide resource estimate a mining cost of $2.12 per tonne of material mined and hauled was used. In the July 31, 2010 Technical Report the mining cost per tonne of material mined and hauled was $1.74 and the increase is due to general inflationary pressures and higher diesel costs.

21.2.2	Copper Sulphides Processing Costs

As part of preliminary work for the sulphide feasibility study, and to revise operating costs for the Whittle pit optimisation work used to constrain the Mineral Resources included in this Report, Hatch have reviewed the July 31, 2010 Technical Report sulphide project operating and adjusted the unit costs based on industry cost trends since July 2010.

Hatch estimate a minor increase in processing costs from $4.56 to $4.59 /t milled and the thickening and tailings costs increase from $0.21 to $0.22 /t milled.

21.2.3	Copper Concentrate Costs

The following has been provided by Lascaux Advisors, LLC in a document dated November 7, 2011.

Copper Concentrate Market

Copper concentrates are an intermediate product with supply and demand factors separate from the refined copper market. The concentrates must be processed by smelters/refineries to turn it into refined copper and therefore it is either sold directly to smelters or sold to trading companies who then sell it on to smelters.

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Approximately 40% of the global copper concentrate market is captured through integrated facilities where the mine and smelter is controlled by the same entity. The balance of concentrate production is sold to “custom” smelters, meaning smelters that do not have enough (or any) integrated feed for their production capacity. La Arena’s production would fall into this category.

La Arena Copper Concentrates Quality

The projected assay of the copper concentrates to be produced at La Arena is typical for Peruvian producers in the region. It has the desired amount of copper, sulphur and iron and does not have any impurities which would be deemed deleterious to the smelting process. Based on initial inquiries, smelters and trading companies verified that the material would be clean for treating and would receive standard industry payables and no penalty charges. For payable amounts, typical Asian terms for La Arena quality would be 96.5% for copper contained and 97% for gold contained and Lascaux Advisors confirmed this with concentrate traders and two smelters.

Treatment and Refining Charges (T/C and r/c)

The treatment charge refers to the cost of the receiver to put the concentrate through the smelting process and recover the payable metals within the material. The iron and sulphur contained in the concentrate are important contributors of energy in the pyrometallurgical smelting process. After smelting, the concentrate is transformed into an anode of approximately 97-99% copper with the balance being precious or other metals. The refining charge refers to the anode then being treated in the refinery where the copper content is increased to 99.99% copper and the precious metals are extracted and typically recovered. Treatment and refining charges are almost always quoted in a symmetric basis with the treatment charge in dollars per dry metric ton of concentrate and the refining charge in cents per pound of payable copper. As an example, a recent tender for copper concentrates was purchased at a T/C and r/c of $35/3.5.

The majority of the custom concentrate market is settled through annual frame contracts whose settlements each year are referred to as benchmark agreements. The results of these settlements are published in trade journals and by banker, broker and metal analysts. There is also an active spot market for shipment of a fixed amount of copper concentrates within a year or a few years as opposed to the long term nature of a frame agreement. Mines and smelters will look at the spot market as a reference to the general direction of the custom copper concentrate market and it will have an influence on each annual benchmark negotiation.

The T/C and r/c move as a function of the supply of custom copper concentrates versus the demand of smelting capacity, and can be independent from the supply and demand of refined copper and the copper price. During the 1980’s, the custom concentrate market was relatively balanced between smelting capacity and

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concentrate production and annual T/C and r/c’s settled in a range of $60/6.0 and $75/7.5. Smelter utilization was around 85% during this time period. In the 90’s, large concentrate production expansion and new mine start-ups (mostly in South America, Asia, and Australia) resulted in higher custom concentrates being available and the market saw higher T/C and r/c’s in the 90/9.0 range. Starting in 1999 declining amounts of custom copper concentrates and a huge increase in custom smelting capacity, mostly in Asia, resulted in annual T/C and r/c’s averaging below 65/6.5 from 1999-2010. In 2010 the market settled at $46.5/4.65 and in 2011 the annual benchmark was 56/5.6.3

It is difficult to forecast future annual settlements, but the last decade of relatively lower T/C and r/c’s as well as the current spot market in the $30/3.0’s would indicate that custom smelting capacity remains larger than the production of custom copper concentrates. Smelter capacity utilization remains in the low 80’s in the current market4. Some larger mines and mining companies are running into production shortfalls due to declining grade and longer haul distances and there have been many examples of recent labour disruptions. Another contributing factor to the lack of new custom concentrate production is a longer approval process and delays in greenfield mining development project in some jurisdictions. Taking into consideration all current factors Lascaux Advisors believe that using 65/6.5 for life of mine T/C and r/c is a reasonably conservative estimate.

Vessel Freight

The standard shipment lot size for sea borne copper concentrate cargos is 10,000 WMT. For Peruvian and Chilean producers, the majority of shipments and contracts are based on a CIF Main Asian Port destination. Miners utilizing west coast ports can also ship through the Panama Canal to Europe and other locations which typically result in a freight savings as compared to Asia. To be conservative Lascaux surveyed ship brokers and owners on a CIF Asia basis (main ports in Japan/Korea/China) which has the largest population and capacity of custom smelters importing copper concentrates.

Rates quoted from Salaverry to Asia based on 10,000 WMT shipment sizes were indicated in a range of $50-55/WMT. By combining cargos with other shippers or increasing cargo sizes to 20,000 WMT, the quotes were reduced to the $40’s/WMTt. Shipping in 5,000 WMT increments the quotes increased to $60-65/WMT. These quotes are based on a loaded at port basis and do not include any inland freight or storage costs.

________________

3 Wood Mackenzie – Copper September 2011 report including Brook Hunt sourced data and material including annual market terms and historic price levels
4 Wood Mackenzie – Copper September 2011 report

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21.2.4	General and Administration Costs

All gold oxide dump leach mine site costs, including general and administration functions such as accounting, insurance, logistics and other support services are included in operating costs described within Section 21.2.1. Lima office administrative services provided to La Arena amounted to $4.1 M for 2011 and should to continue at this level for the foreseeable future. Personnel costs, salaries and benefits, amounted to $3.0 M; office rent services and supplies totalled $0.7 M; travel, predominately to the mine site, amounted to $0.2 M; equipment and accommodation rentals were $0.1 M; legal, audit and consulting costs amounted to $0.1 M and miscellaneous items totalled $0.1 M.

As per Section 21.2.2 Hatch have adjusted the unit sulphide project G & A costs, based on industry cost trends since July 2010, from $0.95 to $1.00 /t milled.

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22	ECONOMIC ANALYSIS

22.1	Assumptions

Specific updated mining and processing input parameters were used to constrain the Mineral Resource model but as the mineral reserve work has not yet been updated the financial model described in the July 31, 2010 Technical Report has not changed and will be updated once the sulphide feasibility study reserve is completed and published.

22.2	Cash Flow Modelling

As per Section 22.1 the total project cash flow and financial models have not yet been updated. The Whittle pit optimisation process is essentially a preliminary financial model and as the resultant Mineral Resources have significantly increased, based on a new geological model and revised input parameters, the project economics have improved compared to the July 31, 2010 Technical Report but it is too soon to quantify by how much.

22.3	Peruvian Mining Taxes and Royalty

The Peruvian mining tax system was revised during 2011 and is described below. Rio Alto is subject to the revised system.

On September 14, 2011 the executive branch of the Peruvian Government submitted three bills to the Congress for consideration and approval. On September 21, 2011 an amendment of the bills was submitted to Congress. These bills created two new forms of taxation on mining enterprises and one bill modified the existing royalty on sales of mineral resources. Of the two new forms of tax, one applies to La Arena and the modified royalty is also applicable.

The two amended bills applicable to La Arena may be summarized as:

Special Mining Tax (“SMT”)

The SMT is applied on operating mining income based on a sliding scale with progressive marginal rates ranging up to 8.40%. The tax liability would be determined and payable on a quarterly basis. As a tax on operating profit, normal operating costs excluding interest are deducted from revenue, an operating profit margin is determined and a progressive tax rate would be applied on the Operating Profit Margin Ratio. The Operating Profit Margin Ratio is determined by the following formula:

Ratio = Operating Income / Mining Operating Revenue x 100.

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Where:

  Mining Operating Revenue equals revenue from the sale of mineral resources adjusted for final settlement payments to account for weight, assay and final metal pricing differences, and

  Operating Income equals Mining Operating Revenue less (i) cost of goods sold and (ii) operating expenditures calculated for accounting purposes. Exploration expenditures must be allocated on a pro rata basis over the life of the producing mine to which they relate and are not deductible in the period in which they are incurred.

Modified Royalty Based on Operating Income (“MR”)

The MR revises the mining royalty enacted in 2004 that required a payment ranging from 1% to 3% of the commercial sales value of mineral resources. The MR is applied on a company’s operating income, rather than sales, and is payable quarterly (the previous royalty was payable monthly). The amount payable is determined on a sliding scale with marginal rates ranging up to 12% applied to operating margin. As a company’s operating margin increases the marginal rate of the royalty increases. If a company has a zero or negative operating margin a minimum royalty of 1% of revenue is payable. The basis of the royalty (operating income) and the effective royalty rate would be calculated by following the same rules used to determine the tax liability under the SMT.

Worker Profit Participation

Under Peruvian law, workers in the mining industry are entitled to participate in a company’s income before income tax. This participation amounts to 8% of income before income tax. The corporate income tax after the worker participation is 30%. Each of the MR, SMT and worker profit participation is deductible for purposes of corporate income. The following sets out, for illustration purposes, the calculation of the total Peruvian tax burden under the assumptions illustrated and where a 45% operating margin was achieved:

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Per Cent of
Revenue
Mineral product sales proceeds	100.00%
Costs:
Supplies & services
Salaries
Depreciation of plant & equipment
Amortization of intangibles
Exploration related to sales proceeds
Subtotal	55.00%
Operating Margin	45.00%

Modified Royalty	3.33%
Special Mining Tax	4.80%
Interest Expense	1.00%
Tax Losses Applied	2.00%
Income Before Worker Profit Share	33.87%
Worker Profit Share	2.71%
Income Before Income Tax	31.16%
Income Tax	9.35%
Net Income	21.81%
Total Taxes	20.19%

The integration of elements of the Peruvian tax system serves to align the Government’s economic interest with mining companies’ interest; such that as a company’s income increases the Government and the company share in the increase in the same manner. Figure 22.3_1, using the same assumptions as applied in the above example, illustrates that as a company’s operating margin increases the percentage of revenue translated into net income increases the total tax burden increases at virtually the same rate.

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23	ADJACENT PROPERTIES

The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine, the Santa Rosa mine, La Virgen mine, the Quiruvilca Mine, Shahuindo exploration project, Igor exploration project and Tres Cruces development project (see figure 7.1_1).

As reported on the Barrick website, in 2010, Lagunas Norte produced 0.8 million ounces of gold at total cash costs of $182 per ounce. In 2009, Lagunas Norte produced 1.0 million ounces of gold at total cash costs of $138 per ounce. Proven and probable mineral reserves as of December 31, 2010 are estimated at 6.6 million ounces of gold.

La Virgen is a privately owned mine and public information is not available, however the mineralization at La Virgen is similar to La Arena. La Arena S.A. has employed some senior personnel that have worked at La Virgen.

The qualified persons have not verified the above information and the information is not necessarily indicative of the mineralization or future operations at La Arena.

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24	OTHER RELEVANT DATA AND INFORMATION

There is no specific other relevant data and information not already included in other Sections.

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25	INTERPRETATION AND CONCLUSIONS

25.1	Mineral Resources

  The change in interpretation for the Oxide Gold Resource from a strict lithological based approach in the Iamgold model to a 0.1 g/t Au grade-based approach now more adequately reflects the observed features in the open pit mine, and generates a more realistic and reliable grade tonnage curve as displayed in reconciliation with mining.

  The bulked approach to volume modelling in this update is more reflective of both the available data and the current SMU.

  The more bulked approach to the grade estimation within the sulphide domain is more representative of likely mining methods, rather than the grade boundaries interpreted on assay data in the previous model.

  Variography and recent drilling suggests that the Resource Classification is reasonable.

  The increase in the Oxide Gold Resource is due to the discovery of deeper and more lateral zones of oxidation and the utilisation of a 0.1 g/t grade cut-off in interpretation, thus elevating Au grades. It is also due to including high-copper material that was not included in the previous Resource.

  The increase in Sulphide Cu Resource is due to additional and deeper drilling and the bulked approach to interpretation and estimation.

25.2	Mineral Reserves

  There has not been an update of Mineral Reserve estimates since the July 31, 2010 Technical Report.

  Due to the increase in the Mineral Resources contained in this Report there will be a material increase in Mineral Reserves once further technical and financial analysis work and completion of the sulphide project Feasibility Study has been completed.

25.3	Mining Method

  The Oxide Project mining method is as planned and is generally satisfactory. Further work on optimisation of blasting and pit slope data collection and analysis is required and has commenced.

  The Sulphide Project mining method will be fully reviewed as part of the ongoing Feasibility Study.

25.4	Oxide Treatment – Metallurgy and Processing

  Metallurgical test work established the expected metallurgical recovery of gold from the treatment of oxide material via dump leaching to be approximately 80%.
  Operating data up to the end of September 2011 reflects commissioning and ramp up associated with starting up the dump leach operation. The data suggests the target metallurgical recovery is being approached. As operating

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  history is expanded and plant stability is improved, metallurgical reporting will stabilize along with confidence in metallurgical reporting. Up to the end of September 2011 a total of 33,091 ounces of gold had been placed on the heap for leaching and a total of19,369 ounces of gold had been poured.

  The oxide processing operation is approaching steady state operations. Optimization of reagent consumptions, cycle times and operating criteria are planned. An onsite metallurgical testing laboratory is being established to aid in metallurgical characterization and optimization.

25.5	Sulphide Treatment – Metallurgy and Processing

Metallurgical testwork to date has determined the treatment of sulphide material can be achieved by flotation. A preliminary flowsheet has been developed to a PFS level of design. Additional metallurgical test work and engineering development is planned to expand this development to a feasibility study level. The metallurgical test work will focus on:

  Optimizing primary grind.

  Establishing crushing and grinding criteria.

  Optimizing flotation conditions; residence times, reagent scheme, reagent doses.

  Establish regrind criteria.

  Establish settling criteria.

  Establish filtration criteria.

  Establish criteria for sizing major equipment.

  Establish criteria for optimizing operating cost estimates.

  Analysing concentrates for minor elements to establish marketability criteria.

Samples have been identified for the above program. The samples have been chosen so as to expand to the current geo-metallurgical understanding of the sulphide treatment. To this end sample selection has considered grade variability, spatial distribution and lithology.

25.6	Project Infrastructure

  Road access to the La Arena Project is very good and is being further improved.

  Infrastructure for the Oxide Gold Leach Project includes 2 open pits, 2 waste dumps, 1 fully lined leach pad, 1 pregnant liquor solution pond, 1 major events pond (storm water catchment), ADR processing plant and sundry support facilities.

  Power supply for the Oxide Gold Leach Project is established and is provided by diesel generators. A new high tension 220 kVA power line passes approximately 3 km west of the La Arena Project and will be a major future benefit for both the Gold Oxide and Sulphide Projects.

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  Water supply with a capacity of 5 l/s is established and consultants are studying water supply options for the Sulphide Project. Significant water will also be recovered and re-used from the sulphide plant tailings thickener and the TSF.

  A new and more suitable site for the TSF has been identified and evaluated to PFS level.

25.7	Capital and Operating Costs

  Capital costs incurred to date for the Gold Oxide Project are overall in line with feasibility study estimates.

  No further material work, except for the TSF, has been done on the Sulphide Project capital costs since the July 31, 2010 Technical Report. The Sulphide Project feasibility study has commenced and will completely update all aspects of this project.

  The Gold Oxide Project is at pre-production stage. Data from November and December operating cost reports shows that operating costs are somewhat higher than predicted. The largest operating cost is for mining and for processing energy costs and reagent costs are the most significant, as expected.

  Opportunity to reduce operating costs will be realized when the long term diesel contract comes into effect when power supply is from the national power grid (expected mid 2014).

  Sulphide Project operating costs will be revised in detail as part of the feasibility study.

25.8	Overall

Other pertinent observations and interpretations which have been developed in producing this report are detailed in the sections above.

From the work completed to date on the La Arena Project the gold oxide dump leach project is deemed by the Qualified Persons to be at pre-production level and the sulphides project is at pre-feasibility level, as defined by NI43-101, and is reasonably robust technically, socially and environmentally and is expected to make a reasonable return on expected funds to be expended.

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26	RECOMMENDATIONS

26.1	Geology and Resources

  It is highly recommended to update the lithology, alteration, mineralization and structural 3D model. It will help create a better understanding of the mineral controls and guide further exploration.

  Define the relationship between the porphyry and the epithermal mineralization.

  Age the different intrusion stages and the association with the two main mineralization styles plus age the epithermal and porphyry mineralization.

  Based on above identify structural domains that are controlling the different types of mineralization.

  Epithermal (Calaorco): Extend the drilling program to the SE and NW from the known mineralization and along the sandstone/intrusive contact. The in-fill drilling program to be at least 50 by 50 m spacing.

  Porphyry: Expand the drilling campaign to the East and at depth (below 800 m).

  Complete infill drilling of deeper Inferred oxide resources to elevate to Indicated status.

  Infill drills the known sulphide Resource to increase the confidence from Inferred to Indicated status on a nominal 50 m (X) x 100 m (Y) spacing.

  Complete step out drilling in all directions to define the likely extent of the mineralised intrusive body on a nominal 100 m (X) x 200 m (Y) spacing.

  Fully integrate the major geological review of 2011 into future resource updates.

26.2	Mining

  Complete the current pit geotechnical program as an input to revised oxide pit designs

  Optimise blasting practises to reduce pit wall damage and to reduce dilution of ore and ore loss.

  Improve control of and confidence in mining costs.

  Once the oxide pits are re-designed focus on waste dump design updates and detailed production scheduling of ore and waste.

  Commence the mining component of the Sulphide Project before advancing other aspects of the feasibility study too far.

26.3	Metallurgy and Processing

26.3.1	Oxide Treatment

Oxide ore treatment commenced in April 2011. Commissioning and ramp up were continuing up to the end of September 2011. As the project continues it is recommended that:

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  Metallurgical recoveries are monitored and tracked against those established for the plant design criteria.

  Establishment of the onsite metallurgical laboratory is being expedited. Upon completion of the laboratory samples reflective of the mine plan need to be collected and tested to determine expected metallurgical recoveries and associated processing criteria.

  Reagent consumption be monitored and optimized in parallel with results from metallurgical testing.

26.3.2	Sulphide Treatment

In order to advance the sulphide project to a feasibility level of design it is recommended the following criterion is established/optimized:

  Primary grind size.

  Crushing and grinding criteria.

  Flotation conditions; residence times, reagent scheme, reagent doses.

  Regrind criteria.

  Filtration and settling criteria.

As part of the planned metallurgical test work program it is recommended concentrate products be analysed for minor elements so as to establish marketability criteria. It is also recommended a marketing study be initiated.

Upon establishment of a mine plan it is recommended that metallurgical composite samples representative of the production schedule, particularly in the early periods of treatment, are collected and tested against the developed processing flowsheet.

26.4	Infrastructure

  Expedite connection to the national power grid.

  All future infrastructure will be studied in greater detail as part of the Sulphide Project feasibility study and planning for this work has commenced.

  As part of the Sulphide Project feasibility study in particular investigate the suggested options to reduce costs of the TSF.

26.5	Social

  Complete purchasing the land required for the Gold Oxide Project and begin land purchase planning for the Sulphide Project.

  Continue to build on training programs for the local communities.

26.6	Environmental

  Ensure the new environmental baseline studies for the Sulphide Project are completed on schedule.

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  Complete water supply investigations and water balance calculations within final footprint and specifications for the La Arena Project.

  Continue with kinetic tests on waste material.

26.7	Estimated Costs

Costs for the above recommendations have yet to be estimated in detail by Rio Alto and hence have not been reviewed by the Qualified Persons. However the Sulphide Project feasibility has just commenced and estimated study and other costs will be updated by mid-2012. All Qualified Persons for this report will be part of this process.

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27	REFERENCES

“A Review of the La Arena Porphyry Model, Peru”, S. J. Meldrum, February 2005.

“Comments on the Exploration Potential of La Arena and Regional Prospects Northern Peru”, Greg Corbett, December 2011.

“Comments on the Tierra Amarilla, El Toro and La Arena Projects in Huamachuco District, Peru”, Greg Corbett, November 2004.

“Copper Concentrate Commentary, La Arena Project”, Lascaux Advisors, November 7, 2011.

Detail Engineering Report HEAP LEACHING CONSULTING Rev 0, October 2010 (Including Detail Design for ARD Plant – Architectural, Civil, Mechanics, Electrical, Instrumentation & Control, Sanitary, Power supply, water supply and Plant Facilities) “Environmental Impact Assessment (EIA), TECNOLOGIA XXI, September 2009.

Approved by MEM RD234-2010-MEM/AAM July 2010.

“Fase II: Estudio De Prefactibilidad Del Depósito De Relaves Del Proyecto La Arena”, September 2011, Golder Associates Perú S.A

“Estudio del Vulcanismo Cenozoico (Grupo Calipuy) y los Yacimientos Epithermales Asociados, Departamentos de La Libertad y Ancash”, Marco Rivera, et al, INGEMMET, December 2005.

“Feasibility Study Report, VECTOR PERU S.A. Rev B May 2010 (Including Alternative Analysis, Seismic Analysis, Geotechnical Study, Pit Slope Design, Hydrogeological Study & Water Balance, Cost Estimation).

“Informe de Preparacion de Muestras Y Conformacion de Muestras Compositos – La Arena”, Heap Leaching Consulting S.A.C., Mayo del 2010.

“Informe de Pruebas de Cianuración Por Agitacion En Botellas Con Muestras de Cores Compositos – La Arena”, Heap Leaching Consulting S.A.C., Junio del 2010.

“Informe de Toma de Muestra In Situ Compositos – La Arena”, Heap Leaching Consulting S.A.C., Mayo del 2010.

“La Arena Detail Engineering VECTOR PERU S.A. Rev B August 2010 (Including Civil Design for Pad, Ponds and Waste Disposals and QA/QC Manual for Construction) “La Arena Project, Peru – Pre-feasibility Study”, Iamgold Corporation, November 2006.

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“La Arena Project, Peru – Technical Report (NI 43-101) July 31, 2010” Coffey Mining, 28 October 2010.

“The Development of a Flowsheet for the La Arena Porphyry Copper Deposit”, SGS Lakefield Research Project 11162-001, 6 December 2006.

“Variability Testing of Samples from the La Arena Porphyry Deposit”, SGS Lakefield Research Project 11162-002, 26 February 2007

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28	CERTIFICATES

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, September 30 2011, Rio Alto Mining Limited

1.	I, Enrique Garay, have been a Rio Alto Mining employee since November 2010. My residential address is Calle Carlos Enrique Ferreyros No. 377, San Isidro, Lima 27, Peru.

2.

I am a member of the Australian Institute of Geoscientists (“MAIG”). I hold a Bachelor's Degree in Science with a major in Geology from the National Engineering University, Lima and a MSc in Mineral Exploration from Queens University, Canada.

3.

I am a practising geologist for over 22 years in the precious and base metal resource industry with a focus on both exploration and mine geology. I have been previously employed by several mining companies including Barrick Gold Corporation, Hochschild Mining PLC, Trafigura and Consorcio Minero Horizonte S.A. From 1996 to 2004 I contributed to the resource definition work at Barrick Gold Corporation's, multi-million ounce Pierina Gold Mine located in Peru and I was the project's Chief Mine Geologist.

4.	I have frequently visited the property that is the subject of this report, since November 2010.

5.	I am responsible for Sections 7-9, 10 and 23 of this report.

6.	I am co responsible for Sections 1, 2, 3, 6, 21, 25 and 26 of this report.

7.	I am not independent of Rio Alto Mining Limited as independence is described in Section 1.5 of NI 43-101.

8.

I hereby consent to the use of this report and my name in the preparation of documents for a public filing including a prospectus, an annual information filing, brokered or non-brokered financing(s), or for the submission to any Provincial or Federal regulatory authority.

9.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Lima, Peru, on February 17, 2012.

[signed]

Enrique Garay,         M Sc. P. Geo. (MAIG)
Vice President Geology
Rio Alto Mining Limited

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Certificate of Qualified Person

La Arena Project, Peru, Technical Report, September 30 2011, Rio Alto Mining Limited

1.	I, Ian Dreyer, am the Regional Manager and Principal Geologist of Andes Mining Services S.A.C., Calle Porta 183, Miraflores, Lima, Peru.

2.	I am a Charted Professional of the Australasian Institute of Mining and Metallurgy (AusIMM). I graduated from Curtin University, Perth, Western Australia with a B. App.Sc (Geology) degree in 1982.

3.	I have practiced my profession continuously since 1988. I have been directly involved in the mining, exploration and evaluation on three continents in a variety of mineral commodities.

4.	I visited the property that is the subject of this report on 2 to 5 August 2011.

5.	I am responsible for Sections 11, 12 and 14 of this report.

6.	I am co responsible for Sections 1, 2, 3, 6, 21, 25 and 26 of this report.

7.

I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43- 101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

8.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Lima, Peru, on February 17, 2012.

[signed]

Ian Dreyer BSc Geology,         MAusIMM (CP)
Principal Geologist
Andes Mining Services S.A.C.

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Certificate of Qualified Person

La Arena Project, Peru, Technical Report, September 30 2011, Rio Alto Mining Limited

1.	I, Linton J Kirk, am the Director and Principal Mining Engineer of Kirk Mining Consultants Pty Ltd, 49 Jersey Street, Jolimont, Western Australia, Australia.

2.	I am a Fellow and Charted Professional of the Australasian Institute of Mining and Metallurgy (AusIMM). I graduated from the University of Melbourne, Victoria, Australia with a BE(Min) degree in 1976.

3.	I have practiced my profession continuously since 1976. I have been directly involved in the mining and evaluation of mineral properties internationally for precious and base metals.

4.	I have visited the property that is the subject of this Report three times, the most recently in August 2011.

5.	I am responsible for Sections 4, 5, 15, 16, 18, 19, 20, 22 and 24 of this report.

6.	I am co responsible for Sections 1, 2, 3, 6, 21, 25 and 26 of this report.

7.

I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43- 101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

8.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Perth, Western Australia, Australia, on February 17, 2012.

[signed]

L J Kirk B.E (Min),         FAusIMM(CP)
Director and Principal Mining Engineer
Kirk Mining Consultants Pty Ltd

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Certificate of Qualified Person

La Arena Project, Peru, Technical Report, September 30 2011, Rio Alto Mining Limited

1.

I, Christopher Edward Kaye am a Principal Process Engineer, with the firm of Mine and Quarry Engineering Services, Inc. (MQes) of 1730 S. Amphlett Blvd. Suite 200, San Mateo, CA 94402, USA. I carried out this assignment for MQes.

2.	I am a Fellow of Australasian Institute of Mining and Metallurgy (AusIMM). I graduated from the University of Queensland, Australia, with a B. Eng. in Chemical Engineering in 1984.

3.

I have worked as a process engineer in the minerals industry for over 25 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for precious and base metals.

4.	I visited the property that is the subject of this report November 16 to 18, 2011.

5.	I responsible for Section 13 and 17 of this report.

6.	I am co responsible for Sections 1, 2, 3, 6, 21, 25 and 26 of this report.

7.

I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43- 101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

8.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at San Mateo, California, USA, on February 17, 2012

[signed]

Christopher Kaye         BEng (Chem) FAusIMM
Principal Process Engineer
MQes

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